Registration No. 33-63937

   As filed with the Securities and Exchange Commission on November 21, 1995



                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                         Pre-Effective Amendment No.  _1_          [x]
                         Post-Effective Amendment No. ___          [ ]


                        (Check appropriate box or boxes)


               Exact name of Registrant as Specified in Charter:

                     FIRST AMERICAN INVESTMENT FUNDS, INC.

                        Area Code and Telephone Number:

                                 (610) 254-1924

                    Address of Principal Executive Offices:

                            680 East Swedesford Road
                           Wayne, Pennsylvania 19087

                     Name and Address of Agent for Service:

                                  David G. Lee
                              c/o SEI Corporation
                            680 East Swedesford Road
                           Wayne, Pennsylvania 19087

                                    Copy to:

    Kathryn L. Stanton, Esq.                         James D. Alt, Esq.
        SEI Corporation                           Dorsey & Whitney P.L.L.P.
    680 East Swedesford Road                       220 South Sixth Street
    Wayne, Pennsylvania 19087                   Minneapolis, Minnesota  55402

                 Approximate Date of Proposed Public Offering:


As soon as possible following the effective date of this Registration Statement.
     It is proposed that this filing become effective on December 21, 1995
        (30 days after filing) pursuant to Rule 488, or on such earlier date as Registrant's acceleration request is granted.
 ______________________________________________________________________________

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. Registrant is filing as an exhibit to this Registration Statement a copy of its earlier declaration under Rule 24f-2. Registrant filed its Rule 24f-2 Notice on November 14, 1995 for its fiscal year ended September 30, 1995.





                     FIRST AMERICAN INVESTMENT FUNDS, INC.
                      REGISTRATION STATEMENT ON FORM N-14


                                     PART A


                               PRESIDENT'S LETTER

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           PROSPECTUS/PROXY STATEMENT

CURRENT RETAIL CLASS PROSPECTUS OF STOCK FUND AND LIMITED VOLATILITY STOCK FUND

              CURRENT INSTITUTIONAL CLASS PROSPECTUS OF STOCK FUND
                       AND LIMITED VOLATILITY STOCK FUND


          ANNUAL REPORT OF FAIF FOR THE YEAR ENDED SEPTEMBER 30, 1995








                           INCORPORATION BY REFERENCE


     The documents listed in items 1 and 2 below, which have been filed with the Securities and Exchange Commission (the "Commission"), are incorporated herein by reference to the extent noted below. A Statement of Additional Information dated December 18, 1995 relating to this Prospectus/Proxy Statement has been filed with the Commission and is also incorporated by reference into this Prospectus/Proxy Statement. A copy of the Statement of Additional Information, and of the document listed in item 3 below, is available upon request and without charge by writing to SEI Financial Services Company, 680 East Swedesford Road, Wayne, Pennsylvania 19087 or by calling (800) 637-2548. The documents listed in items 2 and 3 below are incorporated by reference into the Statement of Additional Information and will be provided with any copy of the Statement of Additional Information which is requested. Any documents requested will be sent within one business day of receipt of the request by first class mail or other means designed to ensure equally prompt delivery.


     1. The Retail Class Prospectus dated January 31, 1995 and the Institutional Class Prospectus dated January 31, 1995 of the Acquiring Fund and the Acquired Fund are incorporated herein in their entirety by reference, and a copy of each accompanies this Prospectus/Proxy Statement.


     2. The "Portfolio Performance Discussion" for the Acquiring Fund set forth at page 13 of FAIF's Annual Report for the year ended September 30, 1995 is incorporated herein by reference, and a copy of such Annual Report accompanies this Prospectus/Proxy Statement. Such Annual Report, as it relates to the Retail Classes and the Institutional Class of both the Acquiring Fund and the Acquired Fund, is incorporated by reference in the Statement of Additional Information relating to this Prospectus/Proxy Statement.


     3. The Statement of Additional Information dated January 31, 1995 of FAIF, as it relates to the Retail Classes and the Institutional Class of both the Acquired Fund and the Acquiring Fund, is incorporated by reference in the Statement of Additional Information relating to this Prospectus/Proxy Statement.



Also accompanying and attached to this Prospectus/Proxy Statement as Exhibit A is a copy of the Plan for the proposed Reorganization.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
              THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

PAGE 3




                                 TOTAL RETURN*

                                     ACQUIRED FUND              ACQUIRING FUND

     Class A.....................          **                        25.26%
     Class B.....................          **                        24.20%
     Class C.....................        21.93%                      25.50%


     * Returns, excluding sales charges, are for the period indicated and have not been annualized. The Acquired Fund was not in operation for the entire period.

     ** No Class A or Class B shares of the Acquired Fund were outstanding during this period.

     Inasmuch as the Acquired Fund only commenced operations on November 15, 1994, its beta level cannot be compared with the five year historical beta of the S&P 500. The five year historical beta level of the Acquiring Fund relative to the S&P 500 for the period ended September 30, 1995 was approximately 0.7. Thus, during this five-year period the Acquiring Fund met the Acquired Fund's investment objective with respect to volatility.


     The Annual Report of FAIF for the year ended September 30, 1995, referred to above under "Incorporation by Reference," provides information concerning the percentages of the respective Funds' assets invested in various industries at September 30, 1995.


FEES AND EXPENSES

     The Acquired Fund and the Acquiring Fund each have agreements with the Manager pursuant to which they pay the Manager investment advisory fees for managing their respective investment portfolios. The investment advisory fees for the two Funds accrue at the same rate, equal to an annual rate of 0.70% of the applicable Fund's average daily assets. Investment advisory fees therefore will remain unchanged as a result of the Reorganization.

     The Acquired Fund and the Acquiring Fund both offer shares in three classes: Class A, Class B, and Class C. Class A shares and Class B shares are sometimes referred to collectively as "Retail Class" shares, and Class C shares sometimes are referred to as "Institutional Class" shares. With respect to both Funds, these classes are subject to the following charges:

     * Class A shares of both the Acquired Fund and the Acquiring Fund are subject to a front-end sales charge of 4.50%. The front-end sales charge on Class A shares of both Funds is waived in full on purchases of $1 million or more, but a 1% deferred sales charge is collected if shares subject to such a waiver are sold within 24 months after purchase. No Class A shares of either Fund are subject to any other contingent deferred sales charge or other sales charges or to any redemption fee. Class A shares of both Funds are subject to distribution fees equaling 0.25% per annum of average daily net assets under FAIF's Rule 12b-1 plan of distribution, which is a compensation-type plan.

     * Class B shares of both the Acquired Fund and the Acquiring Fund are subject to no front-end sales charge. Class B shares of both Funds are subject to a contingent deferred sales charge declining from 5% in the first year following purchase to 0% after six years and to Rule 12b-1 distribution and shareholder servicing fees of 1.00% per annum of average daily net assets under compensation-type plans. Eight years after purchase, Class B shares of both Funds automatically convert to Class A shares.

PAGE 6



                          PROSPECTUS /PROXY STATEMENT
                               DECEMBER 18, 1995

                       PROPOSED ACQUISITION OF ASSETS OF

                         LIMITED VOLATILITY STOCK FUND
                         A SEPARATELY MANAGED SERIES OF
                     FIRST AMERICAN INVESTMENT FUNDS, INC.

                        BY AND IN EXCHANGE FOR SHARES OF

                                   STOCK FUND
                         A SEPARATELY MANAGED SERIES OF
                     FIRST AMERICAN INVESTMENT FUNDS, INC.




                               TABLE OF CONTENTS




                                                                PAGE
INCORPORATION BY REFERENCE....................................    3
SUMMARY.......................................................    4
RISK FACTORS..................................................   11
INFORMATION ABOUT THE REORGANIZATION..........................   11
INFORMATION ABOUT THE ACQUIRED FUND AND THE ACQUIRING FUND....   16
VOTING INFORMATION............................................   18
FINANCIAL STATEMENTS AND EXPERTS..............................   20
LEGAL MATTERS................................................    20
EXHIBIT A -- AGREEMENT AND PLAN OF REORGANIZATION




THE FOLLOWING  DOCUMENTS  ACCOMPANY THIS  PROSPECTUS/PROXY STATMENT:

EQUITY FUNDS RETAIL CLASS PROSPECTUS DATED JANUARY 31, 1995, OF FIRST AMERICAN INVESTMENT FUNDS, INC.

EQUITY FUNDS INSTITUTIONAL CLASS PROSPECTUS DATED JANUARY 31, 1995.







ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1995, OF FIRST AMERICAN INVESTMENT FUNDS, INC.




FIRST AMERICAN FUNDS, INC.
FIRST AMERICAN INVESTMENT FUNDS, INC.

                                 ANNUAL REPORT
                               SEPTEMBER 30, 1995


[LOGO] FIRST AMERICAN FUNDS
The power of disciplined investing



                               TABLE OF CONTENTS

MESSAGE FROM YOUR CHAIRMAN                         1
ECONOMIC AND INVESTMENT REVIEW                     2
PORTFOLIO PERFORMANCE DISCUSSION                   4
STATEMENTS OF NET ASSETS                          18
STATEMENTS OF OPERATIONS                          77
STATEMENTS OF CHANGES IN NET ASSETS               83
FINANCIAL HIGHLIGHTS                              88
NOTES TO FINANCIAL STATEMENTS                     93
INDEPENDENT AUDITORS' REPORT                     100
NOTICE TO SHAREHOLDERS                           101



MESSAGE FROM YOUR CHAIRMAN

September 30, 1995


Dear Shareholders:

On behalf of the Board of Directors of the Funds, I am pleased to report that the year ended September 30, 1995 was one of solid growth for the First American family of funds. Net assets under management increased dramatically, surpassing the $7 billion mark. The growth in net assets under management was spread across the complex as most of the Funds experienced solid growth during the year.

Both equity and bond markets were extremely strong during the past 12 months, posting returns well above historical norms. It is important that returns in 1995 be kept in proper perspective. It can be expected that there will be occasional periods of below average returns in the financial markets at times in the future. The Funds are fortunate to have experienced fund managers who have performed well against benchmarks using conservative principles of asset management.

We are pleased to report that the First American Regional Equity, Technology and Diversified Growth Funds all posted returns in excess of their benchmarks. For the year ended September 30, 1995, the total return for the Class A shares of the Regional Equity Fund was 41.17%, the Technology Fund posted a total return of 66.22%, and the Diversified Growth Fund had a total return of 31.21%. Many of the other funds also posted solid returns and the First American family of funds received regional and national attention as a result of outstanding investment performance.

As a result of our continuing efforts to provide shareholders with a wide array of high quality investment products, the First American Real Estate Securities Fund was opened during the fiscal year. The Fund offers investors access to one of the world's largest asset classes and the potential for above average current income and capital appreciation. The new product is indicative of the product innovation and investment expertise you can expect from our Fund family.

We urge you to read the following report closely. In it you will find a letter from our Investment Adviser which recaps events in the financial markets for the past 12 months and provides an outlook for the year ahead. In addition, you will find a discussion of the performance of each of the First American Funds during the 12 months ended September 30, 1995.

Finally, the Board of Directors thank you for your continued confidence in the Funds. We look forward to providing you with investment management to meet your needs now and in the years ahead.

Sincerely,

/s/ Joseph D. Strauss
JOSEPH D. STRAUSS
Chairman
First American Funds
First American Investment Funds



ECONOMIC AND INVESTMENT REVIEW

September 30, 1995


Dear Shareholders:

An unusually favorable confluence of factors has driven the value of stocks and bonds upward over the past year. Growing conviction that action would replace rhetoric in the perennial effort to balance the federal budget and deceleration of economic growth to a sustainable, noninflationary pace early in the year laid the foundation for this year's market strength. Peaking industrial commodity prices, a reversal of Federal Reserve monetary policy, excellent corporate profitability, a stronger dollar, and an impressive flow of funds into the markets from domestic and foreign sources combined to overwhelm the concerns that placed a heavy hand on the bond and stock markets last year.

Investors who held fast through the cross currents of 1994 have been compensated this year. Low inflation and slow economic growth contributed to the sharp drop of long treasury bond yields from over 8.0% last fall to approximately 6.30% today. Surprisingly strong profit comparisons and lower interest rates drove stocks to new highs in a virtually uninterrupted advance over the past year. The S&P 500 has produced nearly a 30% total return this year, while returns on smaller capitalization stocks have averaged about 40%. The First American Fund family has fully participated in this favorable market environment with several Funds among the performance pace setters within their peer groups.

Aside from the economic and policy elements, two other factors have figured importantly in the markets' highly favorable performance: improved investor sentiment and an accelerated flow of household assets into retirement related investments. As concern over the economy, inflation, and the dollar dissipated, investors have expressed their relief by entering the market in a more aggressive manner. The virtual explosion of personal retirement investing has been well documented. Now, with the favorable features of the economic and market landscape well reflected in the valuation of the markets we must ask "what's next?"

The current economic expansion has resembled a traditional post-war cycle, captured by slow-motion photography. This year's inventory adjustment that had its roots in the binge of spending and production in 1994 and subsequent consumer and producer caution will continue to restrain economic growth in the months ahead. Today, the consumer is cautious and price conscious. Rising debt levels, relative to income, insufficient savings for financial self-sufficiency, and generalized job insecurity have also combined to bring spending back to a pace that has forced highly competitive retail pricing. Moderate growth and inflation near 3.0% is, of course, exactly the prescription for sufficient monetary accommodation to support a sustained economic expansion. Despite corporate restructuring, payrolls should grow and the income produced should support moderate economic growth. Capital spending, somewhat short of the explosive levels of recent years, and growing exports to reaccelerating overseas economies will also contribute to continued domestic economic expansion and bring growth to a pace in excess of 2.5% later in 1996. Sustaining corporate profitability, at its current high level will become a challenge for some industries despite strong productivity gains and very modest compensation cost increases.

In this context we do not expect the structure of interest rates to fall much further. Although the Federal Reserve may reduce short interest rates a bit in coming months and progress will be made in achieving a balanced federal budget, the good news for bonds is largely absorbed in the markets at current yield levels. We would not be surprised to see bond yields rise with the first evidence of the reacceleration in economic activity. First American bond portfolios are neutrally positioned at this time to reflect the current fair valuation of the market, given our economic and policy outlook.

Faced with more challenging profit comparisions and the prospect that the decline in interest rates is largely over, the near term opportunity for significant appreciation in common stocks seems limited. Equities appear fairly priced by historical standards, but strong investment flows into mutual funds continue to support the stock market. With the current perception of a slower phase of the economic expansion, the stock market has shifted group and sector interest from economically sensitive stocks to equities recognized either for dependable growth (consumer nondurables) or for rapid, product-driven growth (technology). A fascination with restructuring and cost reduction still grips the market; a number of stocks of companies "fixing problems" have contributed to the performance of the First American equity funds over the past year. With the stock market at new highs and finding fewer investment opportunities that fill the demands of our investment disciplines, the diversified equity funds have built moderate cash reserves in anticipation of better investment opportunities in months ahead. Despite some caution near term, the potential growth of the world economy seems bright. Your equity funds are well positioned to participate in the global expansion.

The First American family of funds continues to grow rapidly in assets under management. A variety of investment alternatives are available to fulfill the unique investment needs of each of our shareholders, often through a combination of funds. Despite the significant diversity of First American Fund offerings, there is a common thread in all equity and fixed income portfolios: each employs a well-defined discipline in its selection and retention of investment assets.

It has been a privilege to serve our shareholders over the past year. We appreciate your confidence and look forward to serving you in the new year.

Sincerely,

/s/ John M. Murphy, Jr.
John M. Murphy, Jr.
Chief Investment Officer,
First Asset Management


PORTFOLIO PERFORMANCE DISCUSSION

September 30, 1995



FIRST AMERICAN FUNDS

The following review of each fund is intended to help you understand the performance of your investment in the First American Funds.

The charts represent the growth of a $10,000 investment in each fund since its inception. The ending balance on September 30, 1995, shows how your account would have grown had you invested $10,000 when the fund was introduced including reinvestment of all distributions.

All performance data quoted in the discussions that follow (with the exception of the Money Market Funds, Limited Volatility Stock Fund, and the Real Estate Securities Fund) represent total returns for Class A Shares at Net Asset Value.

Terms and Definitions:

Class A Shares -- are generally subject to an initial sales charge.

Class B Shares -- may be subject to a sales charge upon redemption.

Class C Shares -- are not subject to an initial sales or redemption charge and are reserved for large institutional investors.

Net Asset Value (NAV) is the value of all your fund's assets, minus any liabilities, divided by the number of shares outstanding, not including any initial or contingent deferred sales charge.

Public Offering Price (POP) is the price of a mutual fund share plus the maximum sales charge levied at the time of purchase. POP performance figures shown assume the maximum sales charge for Class A Shares.

Contingent Deferred Sales Charge (CDSC) is a charge applied at the time of the redemption of Class B Shares and assumes redemption at the end of the period. Your fund's CDSC declines from a 5% maximum during the first year to 1% during the sixth year. After the eighth year, the CDSC no longer applies.

MONEY MARKET FUNDS

January 1995 marked the final stage of the Federal Reserve's seven step doubling of short-term interest rates which began in February 1994. The result has been a slowing of the domestic economy to a level that should be sustainable into the foreseeable future, the so called "soft landing," and has established the Fed's credibility as an inflation fighter. More recently, in July the Fed took out some "recession insurance" with a 25 basis point cut in the Fed funds rate to 5.75%.

The Fed's disinflation commitment and a modest pick up in economic growth in coming months may restrain further monetary policy ease. However, support of Congressional budget cutting efforts and low reported inflation suggest an adjustment in short-term rates. The balance will probably be struck in favor of an additional 25 basis point rate cut this winter, building on July's action.

Given the uncertainty surrounding the economic environment and the Federal Reserve's restrictive monetary policy, the First American Money Market Funds maintained a defensive posture most of this past year with the average maturities somewhat shorter than the industry average. More recently the Funds have been modestly lengthening the average maturity in line with the industry. The primary focus continues to be the maintenance of high quality assets and excellent liquidity in each portfolio. As noted in the past, the Funds have never invested in any of the derivative securities that created problems for other money market funds during this past year.

PRIME OBLIGATIONS FUND

At fiscal year-end, the institutional class had a 7-day yield of 5.55% and an average portfolio maturity of 29 days. During the prior year the average maturity ranged from a low of 20 days to a high of 41 days.

GOVERNMENT OBLIGATIONS FUND

At fiscal year-end, the institutional class had a 7-day yield of 5.48% and an average portfolio maturity of 34 days. During the prior year the average maturity ranged from a low of 14 days to a high of 35 days.

TREASURY OBLIGATIONS FUND

At fiscal year-end, the institutional class had a 7-day yield of 5.46% and an average portfolio maturity of 38 days. During the prior year the average maturity ranged from a low of 15 days to a high of 40 days. This Fund has a triple-A rating from both Moody's and Standard & Poor's.


LIMITED TERM INCOME FUND

The decline in interest rates since November 1994 has occurred all along the yield curve and has benefited even short-maturity fixed income instruments. Indeed, in the first 6 months of 1995, the fall in short-term rates exceeded that of longer maturities, although in the third quarter the pattern was reversed and long rates fell somewhat further.

The Fund's mix of asset-backed securities, conservatively structured mortgage-related instruments and a few corporate bonds is designed to produce a reasonable level of current income. The Fund is also positioned to benefit from a decline in interest rates. Mortgage-backed, asset-backed and corporate yield spreads have all narrowed discernibly over the past year, but mortgages and asset-backed securities in particular still have worthwhile yield advantages compared with Treasuries or government agency securities. As is customarily the case, the average maturity of the Fund remains short enough (about 1 year) to dampen the effects of rising interest rates, should that occur during 1996.

The Fund's total return for the year ended September 30, 1995, was 6.57% compared with 6.76% for the Merrill Lynch 1 year Treasury Index.

[GRAPH]

                                                          12/31/92     Sep-93   Sep-94   Sep-95
First American Limited-Term Income Fund (Class A POP)        9,800     10,137   10,361   11,042
Merrill Lynch 1-Year Treasury Index                         10,000     10,293   10,552   11,265
First American Limited-Term Income Fund (Class A NAV)       10,000     10,344   10,573   11,267


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class C shares on 12/31/92 would have been valued at $11,267 on 9/30/95.

                          One        Annualized
                          Year       Inception
                         Return       To Date
         CLASS A NAV      6.57%        4.43%
         CLASS A POP      4.45%        3.69%
             CLASS C      6.57%        4.43%*

The inception date of the Class A shares is 12/14/92 and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of Class C shares were calculated using synthetic returns since inception of the Class A shares at NAV. The Annualized Total Return for the Limited Term Income Fund Class C since inception, which is not synthetic, is 4.71%.

INTERMEDIATE TERM INCOME FUND

After rising sharply for most of 1994, interest rates began to decline in November and the rally accelerated in the second quarter of this year. From mid-November 1994 through September of 1995, 3-year treasury yields declined about 130 basis points and 10-year rates were down 180 basis points.

The Fund continues to contain a mix of Treasury, mortgage-backed, and good quality corporate securities. All sectors performed well in the past year, but corporate bonds particularly so because a reasonably healthy economy and strong corporate profit growth have reduced concerns about credit quality. Consequently, yield spreads between corporate and Treasury securities became narrower in 1995 than they have been for a number of years.

For the year ended September 30, 1995, the Fund had a return of 10.51%, compared with a return of 11.27% for the Lehman Intermediate Government/Corporate Bond Index.

[GRAPH]

                                                                12/31/92    Sep-93   Sep-94   Sep-95
First American Intermediate-Term Income Fund (Class A POP)         9,625    10,273   10,165   11,233
First American Intermediate-Term Income Fund (Class A NAV)        10,000    10,673   10,561   11,671
Lehman Brothers Intermediate-Term Government/Corporate Index      10,000    10,860   10,680   11,883


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class C shares on 12/31/92 would have been valued at $11,671 on 9/30/95.

                                 One        Annualized
                                 Year       Inception
                                Return       To Date
                CLASS A NAV     10.51%        5.86%
                CLASS A POP      6.39%        4.42%
                    CLASS C     10.51%        5.86%*

The inception date of the Class A shares is 12/14/92 and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of Class C shares were calculated using synthetic returns since inception of the Class A shares at NAV. The Annualized Total Return for the Intermediate Term Income Fund Class C since inception, which is not synthetic, is 5.28%.


FIXED INCOME FUND

The past year in U.S. credit markets has been a distinct relief from the environment of sharply rising interest rates and falling bond prices in 1994. The bond rally, which started in November 1994, accelerated strongly in the first half of 1995. Bond returns in the first 6 months of this year were the highest in any similar period in the past 10 years.

For much of 1995, the Fund was heavily weighted in Treasury securities because of rapid growth in Fund assets, and a desire to keep the Fund's average maturity and duration roughly in line with those of the bond market index in a rapidly declining interest rate environment. This weighting somewhat dampened returns. The sharp increase in Fund assets slowed during the third quarter, and the portfolio currently contains a more normal market-weighting of Treasuries, mortgages and good quality corporate bonds. The performance of mortgages and corporate bonds was especially strong during 1995 because of narrowing yield spreads. A generally healthy economy and strong corporate profits have reduced investor concerns about credit quality, and quality yield spreads are narrower than they have been for a number of years.

The Fund had a return of 12.78% in the year ended September 30, 1995, compared with a return of 14.35% for the Lehman Government/Corporate Bond Index.

[GRAPH]

                                                   12/31/87    Sep-88   Sep-89   Sep-90   Sep-91   Sep-92   Sep-93   Sep-94  Sep-95
Lehman Brothers Government/Corporate Bond Index      10,000    10,656   11,861   12,662   14,672   16,613   18,516   17,750  20,297
First American Fixed Income Fund (Class A POP)        9,625    10,085   11,162   11,921   13,548   15,220   16,621   16,135  18,197
First American Fixed Income Fund (Class A NAV)       10,000    10,478   11,597   12,386   14,076   15,813   17,268   16,764  18,906


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class B shares on 8/31/94 would have been valued at $10,496 on 9/30/95 assuming the maximum redemption charge occurs. A $10,000 investment in the Fund's Class C shares on 12/31/87 would have been valued at $18,920 on 9/30/95.

                             One       Annualized      Annualized
                             Year        5 Year         Inception
                            Return       Return          To Date
            CLASS A NAV     12.78%        8.82%           8.61%
            CLASS A POP      8.60%        7.99%           8.08%
            CLASS B NAV     11.75%         N/A            9.51%
           CLASS B CDSC      6.75%         N/A            5.11%
                CLASS C     12.86%        8.84%*          8.62%*

The inception date of the Class A shares is 12/22/87, the inception date of the Class B shares is 8/15/94, and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of Class C shares were calculated using synthetic returns since inception of the Class A shares at NAV. The Annualized Total Return for the Fixed Income Fund Class C since inception, which is not synthetic, is 5.48%.

INTERMEDIATE GOVERNMENT BOND FUND

In late 1994, the allocation to Federal Agency bonds was increased (particularly Federal Home Loan Banks) as yield spreads widened relative to Treasuries due to less participation by traditional Agency buyers. To keep income from the Fund predominantly exempt from state taxes, the Fund only uses debt of those Agencies whose interest is exempt from state income taxes (similar to Treasury interest). The allocation to the Agency sector was allowed to drift lower as the market rally enticed traditional Agency buyers back in and yield spreads narrowed. The average maturity of the Fund was marginally longer than its benchmark through April, and has been neutral since then (although the Fund has moved to slightly defensive postures at times as the bond rally was viewed as being short term overbought).

While a defensive posture served the Fund well in late 1994, a more aggressive stance in favor of the market's upside would have added to already strong returns this year. At fiscal year-end, the Fund's effective average maturity was neutral at 3.53 years. For the year ended September 30, 1995, the Fund posted a total return of 9.82% compared with a return of 10.62% for the slightly broader Lehman Intermediate-Term Government Bond Index.

[GRAPH]

                                                            12/31/87  Sep-88  Sep-89  Sep-90  Sep-91  Sep-92  Sep-93  Sep-94  Sep-95
First American Intermediate Government Fund (Class A POP)      9,700  10,114  10,903  11,780  12,990  14,143  14,849  14,681  16,123
Lehman Brothers Intermediate-Term Government Bond Index       10,000  10,575  11,594  12,588  14,298  16,078  17,308  17,048  18,859
First American Intermediate Government Fund (Class A NAV)     10,000  10,426  11,241  12,144  13,392  14,581  15,308  15,135  16,622


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class C shares on 12/31/87 would have been valued at $16,621 on 9/30/95.

                           One       Annualized      Annualized
                           Year        5 Year         Inception
                          Return       Return          To Date
          CLASS A NAV      9.82%        6.48%           6.83%
          CLASS A POP      6.50%        5.83%           6.41%
              CLASS C      9.82%        6.48%*          6.83%*

The inception date of the Class A shares is 12/22/87 and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of Class C shares were calculated using synthetic returns since inception of the Class A shares at NAV. The Annualized Total Return for the Intermediate Government Bond Fund Class C since inception, which is not synthetic, is 4.77%.


MORTGAGE SECURITIES FUND

Mortgage securities have performed well since the bond market rally began in November 1994. This partially reflects the decline in interest rates all along the yield curve, but also the generally benign prepayment environment affecting the underlying mortgage collateral.

During 1993, mortgage prepayments were extraordinarily rapid, causing mortgage securities to shorten in a rallying bond market when long maturities and durations were most desirable. Then in 1994, prepayments slowed sharply, and mortgage duration lengthened as interest rates rose and bond prices fell. During 1995, prepayment accelerated moderately in the second and third quarters, but the speed-up was very much in line with normal seasonal tendencies. As a result, the performance of mortgage securities over much of the past year has been in keeping with their reasonable stable durations in a falling interest rate environment.

The Fund continues to emphasize securities that are structured to provide stable cash flows and some protection from the effects of prepayment variations. As a matter of policy, the portfolio does not hold any leveraged derivative instruments.

The Fund had a return of 11.84% for the year ended September 30, 1995, compared with a return of 13.53% on the Lehman Mortgage Securities Index.

[GRAPH]

                                                            12/31/92    Sep-93   Sep-94   Sep-95
First American Mortgage Securities Fund (Class A POP)          9,625    10,326   10,244   11,457
Lehman Brothers Mortgage Index                                10,000    10,588   10,468   11,834
First American Mortgage Securities Fund (Class A NAV)         10,000    10,728   10,643   11,903


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class C shares on 12/31/92 would have been valued at $11,903 on 9/30/95.

                           One         Annualized
                           Year        Inception
                          Return       To Date
          CLASS A NAV     11.84%        6.60%
          CLASS A POP      7.62%        5.15%
              CLASS C     11.84%        6.60%*

The inception date of the Class A shares is 12/14/92 and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of Class C shares were calculated using synthetic returns since inception of the Class A shares at NAV. The Annualized Total Return for the Mortgage Securities Fund Class C since inception, which is not synthetic, is 5.61%.

FIRST AMERICAN TAX FREE FUNDS

After the bond price decline in the fourth quarter of 1994, which completed a record down year for bonds as a whole, the municipal market had a brief respite in early 1995. Then, in mid-April, a series of tax change proposals proceeding from the Republican electoral successes of November 1994 were made. Each promised materially lower tax rates on investment income.

Because municipals derive part of their value from their exemption from income tax, the possibility of lower taxes suggested to investors that municipals would have to yield more, relative to taxable bonds, to be attractive to investors. This in turn meant lower municipal prices, and since that time, intermediate and long-term bonds have underperformed. Money flows into bond funds and individual bonds have slowed sharply, leaving the casualty insurance companies the only consistent buyers of tax-exempts. The new issue municipal bond supply, that has been low for this period, has likely saved municipals from an even greater relative under performance.

LIMITED TERM TAX FREE INCOME FUND

Although 1994 was especially treacherous for bonds, this Fund proved a safe haven as one of the few municipal funds in the country to post a positive return. The Fund was kept short of its benchmark maturity in 1994. However, the Fund's maturity was extended early in 1995 and has been kept longer than its index most of this year. The changing municipal market environment provided a variety of buying opportunities. Many issuers from California suffered from guilt by association after the Orange County bankruptcy. This allowed the Fund to accumulate several California positions at attractive levels. Nationwide, a flight to quality and lowering of insurance premiums due to low supply caused a relative proliferation of insured deals that also provided the opportunity to upgrade quality with negligible yield give-up. The Fund also utilized numerous special situations in areas such as zero coupons, put bonds, and super-sinkers. The inclusion of these securities should enable the Fund to maintain a yield advantage over more plain vanilla comparable maturity securities.

For the year ended September 30, 1995, the Fund posted a total return of 5.06% compared to a return of 5.53% for the Lehman 1-year GO Index. The flight to the front end caused by both flat tax fears and the potential for a new round of Fed easing helped the performance of the more "bullet-like" Index relative to the Funds slightly more laddered portfolio approach. On September 30, the Fund's effective average maturity was longer than its benchmark at 1.56 years.

[GRAPH]

                                                                3/31/94    Sep-94   Sep-95
First American Limited-Term Tax-Free Income Fund (Class A POP)    9,800     9,918   10,430
First American Limited-Term Tax-Free Income Fund (Class A NAV)   10,000    10,121   10,643
Lehman Brothers 1-Year Index                                     10,000    10,193   10,757


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class C shares on 3/31/94 would have been valued at $10,643 on 9/30/95.

                                One         Annualized
                                Year        Inception
                               Return       To Date
               CLASS A NAV      5.16%        4.12%
               CLASS A POP      3.19%        2.77%
                   CLASS C      5.16%        4.12%*

The inception date of the Class A shares is 3/25/94 and the inception date of the Class C shares is 8/2/94.

* Total Returns for periods prior to the inception date of Class C shares were calculated using synthetic returns since inception of the Class A shares at NAV. The Annualized Total Return for the Limited Term Tax Free Income Fund Class C since inception, which is not synthetic, is 4.67%. Performance is presented for the period beginning 3/25/94, the date First Bank National Association became the Adviser of the Limited Term Tax Free Income Fund. The inception date of the Fund was 2/19/93. The per share income and capital changes for this Fund since 12/19/92 can be found in the financial highlights and the prospectus. The average annual total return figures for one, five and ten year periods (or from inception) are available upon request.

INTERMEDIATE TAX-FREE FUND

For the fiscal year ending September 30, 1995, the Fund produced a total return of 9.15%, compared with a return of 10.70% for its benchmark. The Fund's portfolio was positioned marginally longer as to average maturity than its 7-year reference index during the first half year, and its return for that period was equal to that of the index. In the second half of the year, however, the specter of a "flat tax," which might be enacted by this or the next Congress, had a sharp impact on longer bonds, causing them to advance only marginally as taxable bond market prices rose. Because the Fund's portfolio is "laddered," with maturities running from 1-year to over 15, the Fund's longer holdings suffered. This contrasted with the performance of the reference index, which contains only 7-year bonds and was thereby protected from the changes sustained in longer-dated issues. The activity during this period focused on adding bonds of 4-to-5 year maturity, believing that this area best justifies available returns with the timing of passage of a possible "flat tax" in 1997 and a phased implementation that might begin the following year. The Fund continues at this point in time to emphasize 4-to-5 year bonds as representing the best risk/reward tax-exempt sector. At fiscal year-end, the average maturity of the Fund was 6.53 years and credit quality was extremely high with 83% of holdings rated AA or better.

[GRAPH]

                                                           12/31/87  Sep-88  Sep-89  Sep-90  Sep-91  Sep-92  Sep-93  Sep-94  Sep-95
First American Intermediate Tax-Free Fund (Class A POP)       9,700  10,165  10,660  11,222  12,246  13,131  14,268  14,090  15,379
Lehman Brothers 7-Year G.O. Index                            10,000  10,550  11,253  12,029  13,463  14,745  16,377  16,186  17,917
First American Intermediate Tax-Free Fund (Class A NAV)      10,000  10,479  10,989  11,569  12,625  13,537  14,710  14,526  15,855


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class C shares on 12/31/87 would have been valued at $15,840 on 9/30/95.

                         One       Annualized      Annualized
                         Year        5 Year         Inception
                        Return       Return          To Date
        CLASS A NAV      9.15%        6.50%           6.18%
        CLASS A POP      5.85%        5.85%           5.77%
            CLASS C      9.15%        6.50%*          6.18%*

The inception date of the Class A shares is 12/22/87 and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of Class C shares were calculated using synthetic returns since inception of the Class A shares at NAV. The Annualized Total Return for the Intermediate Tax Free Fund Class C since inception, which is not synthetic, is 3.52%.

COLORADO INTERMEDIATE TAX-FREE FUND

For the fiscal year, the Fund produced a total return of 8.57%, compared with 10.70% for its benchmark. The Fund's portfolio structure, its management activities, and its pattern of return for the fiscal year ended September 30, 1995 were much like those of the Intermediate Tax-Free Fund, and we refer you to those comments. Bond issuance in Colorado was relatively slow for the fiscal period; however new issue flow was steadier than in recent years. This is because Colorado issuers have adjusted to dealing with Proposition 1, the State Constitutional measure passed in 1992 that imposes limitations upon taxing, spending and bond issuance by Colorado municipalities. For one, of course, municipalities have learned to comply with a new set of rules. For another, the Colorado courts have been active over the last several years in interpreting the ambiguities offered in Proposition 1, thus removing questions as to the legality of issuance of certain bond issues. This permitted certain delayed issues to go forward. The slow issuance limited occasions when opportunistic purchases at bargain prices might have occurred. At fiscal year-end, the average maturity of the Fund was 7.07 years and credit quality was extremely high with 81% of holdings in issues rated AA or better.

[GRAPH]

                                                                   4/30/94   Sep-94   Sep-95
Lehman Brothers 7-Year G.O. Index                                   10,000   10,104   11,185
First American Colorado Intermediate Tax-Free Fund (Class A POP)     9,700    9,814   10,655
First American Colorado Intermediate Tax-Free Fund (Class A NAV)    10,000   10,118   10,985


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class C shares on 4/30/94 would have been valued at $10,986 on 9/30/95.

                           One         Annualized
                           Year        Inception
                          Return       To Date
          CLASS A NAV      8.57%        8.26%
          CLASS A POP      5.36%        6.06%
              CLASS C      8.47%        8.26%

The inception date of the Class A and Class C shares is 4/4/94.

MINNESOTA INSURED INTERMEDIATE TAX-FREE FUND

For the fiscal year, the Fund produced a total return of 8.46%, compared with 10.70% for its benchmark. The Fund's portfolio structure, its management activities and its pattern of return for the fiscal year ended September 30, 1995, were much like those of the Intermediate Tax-Free Fund (please see page
8). The vehicles chosen for purchase and sale, of course, were different, in that "state-specific" and "insured" as guidelines narrowed the field of available securities considerably. In addition, Minnesota new-issue tax-exempt supply was relatively low, limiting the occasions when opportunistic purchases at bargain prices might have occurred. At fiscal year-end, the portfolio was strongly positioned in bonds of the highest quality, with 83% of holdings either AAA-insured or backed by Treasury bonds in escrow. The average maturity of the Fund stood at 6.38 years.

[GRAPH]

                                                                             2/28/94    Sep-94  Sep-95
Lehman Brothers 7-Year G.O. Index                                             10,000    9,892   10,950
First American Minnesota Insured Intermediate Tax-Free Fund (Class A POP)      9,700    9,557   10,365
First American Minnesota Insured Intermediate Tax-Free Fund (Class A NAV)     10,000    9,852   10,686


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class C shares at inception on 2/28/94 would have been valued at $10,685 on 9/30/95.

                           One         Annualized
                           Year        Inception
                          Return       To Date
          CLASS A NAV      8.46%        4.11%
          CLASS A POP      5.16%        2.14%
              CLASS C      8.34%        4.11%

The inception date of the Class A and Class C shares is 2/28/94.


ASSET ALLOCATION FUND

The Fund uses an objective disciplined approach in determining asset allocation, following the recommended asset weightings produced by a proprietary quantitative model. The Fund produced a total return of 19.51% for the fiscal year. These results were in line with the Fund's objective of producing a long term total return higher than that of the bond market (as represented by the Lehman Government/Corporate Bond Index with a 1 year total return of 14.35%), but with volatility lower than that of the equity market (as represented by the Standard and Poor's 500 Index with a 1 year total return of 29.73%).

During the fiscal year, the quantitative model continued to maintain the greatest weight in equities, reflecting the model's attractive equity risk premium. However, as long term interest rates fell during the year, the model progressively lowered the bond allocation while raising the cash weighting.

The Fund began the year with weightings of 60% Stocks, 21% U.S. Treasury Obligations, and 19% cash. At the close of the fiscal year, the allocation was 58% stocks, 9% U.S. Treasury Obligations, and 33% cash. The current allocation suggests that the quantitative model is predicting more modest returns for the equity market in the near future, with below average returns for bonds.

[GRAPH]

                                                           12/31/92    Sep-93   Sep-94   Sep-95
Standard & Poor's 500 Composite Index                        10,000    10,758   10,313   13,379
First American Asset Allocation Fund (Class A NAV)           10,000    10,750   10,945   13,080
Lehman Brothers Government/Corporate Index                   10,000    11,138   11,435   13,076
First American Asset Allocation Fund (Class A POP)            9,550    10,266   10,452   12,481


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class B shares on 8/31/94 would have been valued at $11,103 on 9/30/95 assuming the maximum redemption charge occurs. A $10,000 investment in the Fund's Class C shares on 12/31/92 would have been valued at $13,101 on 9/30/95.

                           One         Annualized
                           Year        Inception
                          Return       To Date
          CLASS A NAV     19.51%        10.27%
          CLASS A POP     14.12%         8.47%
          CLASS B NAV     18.51%        16.48%
         CLASS B CDSC     13.51%        12.11%
              CLASS C     19.75%        10.35%*

The inception date of the Class A shares is 12/14/92, the inception date of Class B shares is 8/15/94, and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of Class C shares were calculated using synthetic returns since inception of the Class A shares at NAV. The Annualized Total Return for the Asset Allocation Fund Class C since inception, which is not synthetic, is 10.92%.

BALANCED FUND

The Fund generated a total return of 20.57% for the fiscal year as compared with 14.35% for the Lehman Government/Corporate Index and 29.73% for the S&P 500. The Fund return compares favorably to the Lipper Balanced Fund average of 18.99% for the same period.

At the start of the fiscal year, the Fund had a target mix of 60% equities and 40% fixed income. This mix was gradually shifted to the current allocation of 50% equities, 40% fixed income, and 10% cash. The current slightly conservative mix reflects the belief that the valuation of both the stock and fixed income markets are becoming very full.

Equities and fixed income instruments utilized in this Fund mirror those found in the Stock and Fixed Income Funds. For further discussion of the performance of these Funds, please review the Fixed Income Fund commentary on page 6 and the Stock Fund commentary on page 13.

[GRAPH]

                                                 12/31/92   Sep-93   Sep-94   Sep-95
First American Balanced Fund (Class A POP)          9,550   10,484   10,801   13,022
Standard & Poor's 500 Composite Index              10,000   10,758   10,313   13,379
Lehman Brothers Government/Corporate Index         10,000   11,138   11,435   13,076
First American Balanced Fund (Class A NAV)         10,000   10,978   11,310   13,636


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class B shares on 8/31/94 would have been valued at $11,159 on 9/30/95 assuming the maximum redemption charge occurs. A $10,000 investment in the Fund's Class C shares on 12/31/92 would have been valued at $13,680 on 9/30/95.

                           One         Annualized
                           Year        Inception
                          Return       To Date
          CLASS A NAV     20.57%        11.96%
          CLASS A POP     15.11%        10.14%
          CLASS B NAV     19.58%        16.64%
         CLASS B CDSC     14.58%        12.27%
              CLASS C     20.89%        12.10%*

The inception date of the Class A shares is 12/14/92, the inception date of Class B shares is 8/15/94, and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of Class C shares were calculated using synthetic returns since inception of the Class A shares at NAV. The Annualized Total Return for the Balanced Fund Class C since inception, which is not synthetic, is 11.74%.

EQUITY INDEX FUND

[GRAPH]

                                                 12/31/92   Sep-93  Sep-94  Sep-95
Standard & Poor's 500 Composite Index              10,000   10,758  11,154  14,470
First American Equity Index Fund (Class A NAV)     10,000   10,751  11,100  14,308
First American Equity Index Fund (Class A POP)      9,550   10,267  10,601  13,664


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class B shares on 8/31/94 would have been valued at $11,957 on 9/30/95 assuming the maximum redemption charge occurs. A $10,000 investment in the Fund's Class C shares on 12/31/92 would have been valued at $14,338 on 9/30/95.

                           One         Annualized
                           Year        Inception
                          Return       To Date
          CLASS A NAV     28.90%        13.87%
          CLASS A POP     23.14%        12.01%
          CLASS B NAV     27.87%        24.93%
         CLASS B CDSC     22.87%        20.60%
              CLASS C     29.17%        13.96%*

The inception date of the Class A shares is 12/14/92, the inception date of Class B shares is 8/15/94, and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of Class C shares were calculated using synthetic returns since inception of the Class A shares at NAV. The Annualized Total Return for the Equity Index Fund Class C since inception, which is not synthetic, is 16.88%.

EQUITY INCOME FUND

The Fund generated a total return of 18.06% during the past fiscal year, compared with the S&P 500 return of 29.73% and Lehman Government/Corporate Bond Index return of 14.35%. The equity markets were very favorable for the technology and healthcare groups in the past year, neither of which were well represented in the Fund because of their low dividend yields. Similarly, the Fund's relatively large position in real estate investment trusts (REITs) produced weak total returns despite relatively favorable operating results. The Fund's dividend income on a per unit rate has increased about 4.5% compared to the level of a year ago. In that time period, average bond coupon rates have declined 1.6% based on the average coupon rate of the Lehman Government/Corporate Bond Index.

The Fund earned strong returns on its holdings of Pfizer, Johnson & Johnson, Philip Morris, and American Express in the past year. However, the holdings were of modest size due to the generally low dividend yields of those issues. Our holdings of REITs, however, accounted for about 15% of Fund value and performed relatively poorly compared to a very strong equity market. Since REITs rely on gains in their rental income streams for the bulk of their returns, there is little responsiveness to the overall equity market. Cash flow per share rose by 6% to 10% for each of our established REITs. Gains in their cash flows and dividend payouts met our expectations on average and we continue to hold a relatively large position. Dividend yields on REITs remain the highest of any equity group and they are expected to remain a mainstay of the Fund as a means of enhancing current income. Other relatively high yielding groups performed well last year, including utilities, energy stocks, and financial services.

[GRAPH]

                                                 3/31/94    Sep-94    Sep-95
Standard & Poor's 500 Composite Index             10,000    10,532    13,663
First American Equity Income Fund (Class A NAV)   10,000    10,355    12,225
First American Equity Income Fund (Class A POP)    9,550     9,889    11,675
Lehman Brothers Government/Corporate Index        10,000     9,926    11,350


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class B shares on 8/31/94 would have been valued at $11,064 on 9/30/95 assuming the maximum redemption charge occurs. A $10,000 investment in the Fund's Class C shares on 3/31/94 would have been valued at $12,244 on 9/30/95.

                           One         Annualized
                           Year        Inception
                          Return       To Date
          CLASS A NAV     18.06%        13.62%
          CLASS A POP     12.70%        10.25%
          CLASS B NAV     17.10%        15.62%
         CLASS B CDSC     12.10%        11.25%
              CLASS C     18.24%        13.73%*

The inception date of the Class A shares is 3/25/94, the inception date of the Class B shares is 8/15/94, and the inception date of the Class C shares is 8/2/94.

* Total Returns for periods prior to the inception date of Class C shares were calculated using synthetic returns since inception of the Class A shares at NAV. The Annualized Total Return for the Equity Income Fund Class C since inception, which is not synthetic, is 15.96%. Performance is presented for the period beginning 3/25/94, the date First Bank National Association became the Adviser of the Equity Income Fund. The inception date of the Fund was 12/18/92. The per share income and capital changes for this Fund since 12/18/92 can be found in the financial highlights and the prospectus. The average annual total return figures for one, five and ten year periods (or from inception) are available upon request.

LIMITED VOLATILITY STOCK FUND

The Fund manages investment risk by focusing on financially strong companies which, taken as a whole, provide shareholders with above average dividend yields, attractive valuations, and the likelihood of improving cash flows. The Fund's goal is to produce returns matching the Standard & Poor's 500 Stock Index, but do so with a lower level of volatility. The Fund is designed to participate in the potential returns available in bull markets while limiting the downside risk of bear markets to a level below that of the S&P 500.

Since the Fund's inception in November 1994, the Fund has produced a total return of 21.93%, compared with 29.73% for the S&P 500. Fund performance was affected as compared with its benchmark, by an underweighting in technology stocks. In general, technology stocks don't fit the profile of the Fund. Technology companies typically are large consumers of cash rather than being net cash generators. And most technology issues are highly volatile issues. While they frequently soar in bull markets, they often plummet in more bearish environments. For all these reasons technology exposure was kept at the minimum level needed to maintain adequate portfolio diversification.

Our focus throughout 1995 was on issues that provided a good combination of improving fundamentals, modest valuations, and above-average dividend yields. With these factors in mind, we gradually increased positions in healthcare, finance, utilities, and energy. These sectors have the added advantage, if history is any guide, of providing defensive characteristics that should serve the Fund well if any broad based market correction develops.

[GRAPH]

                                             11/30/94    Sep-95
Standard & Poor's 500 Composite Index           9,700    12,418
First American Limited Volatility Stock Fund   10,000    13,168


Past performance of the Fund is not indicative of future performance.


                     Annualized      Cumulative
                      Inception       Inception
                       To Date         To Date
          Class C       25.47%          21.93%

The inception date of the Class C shares is 11/15/94.

DIVERSIFIED GROWTH FUND

The Fund generated a total return of 31.21%, compared with the 29.73% return of the S&P 500 over the past fiscal year ending September 30, 1995. Relatively large positions in technology and health care issues accounted for much of the strong performance by the Fund since those segments have generally led the overall market in recent months. Since midsummer the Fund has reduced its holdings of technology issues, but continues to hold about 20% of its assets in the sector. Healthcare issues now account for about 14% of Fund assets, a slight increase in recent weeks and somewhat higher than had been the case for most of the past year. Dividend income has grown modestly in the past year to a per unit rate about 12% higher than at the end of last fiscal year.

Individual holdings that contributed strongly to performance in the past year included Cisco Systems, Nokia, Microsoft, Intel, Medtronic, and American Express. The Fund held all but Microsoft and Intel throughout the year. The major thrust of the technology weightings was to take advantage of the increases in capital spending by businesses for communications equipment and desktop software. However, when the midsummer enthusiasm for Microsoft's coming release of Windows 95 reached a high point, we sold our holdings of both Microsoft and Intel at high price levels. Healthcare issues started the year at very modest valuations but have steadily risen as memory of President Clinton's healthcare proposals have faded. There are still very strong individual prospects, as illustrated by the sales and earnings gains driven by Medtronic's new products, but we are now less comfortable with the valuations of healthcare stocks in general than at any time in the past two years. We have increased holdings of financial sector issues in recent months. Restructuring and consolidation remain very popular themes with management in the banking industry, resulting in relatively strong profitability and increasing stock values.

[GRAPH]

                                                     3/31/94   Sep-94   Sep-95
First American Diversified Growth Fund (Class A NAV)   9,550    9,814   12,877
Standard & Poor's 500 Composite Index                 10,000   10,532   13,663
First American Diversified Growth Fund (Class A POP)  10,000   10,276   13,484


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class B shares on 8/31/94 would have been valued at $12,318 on 9/30/95 assuming the maximum redemption charge occurs. A $10,000 investment in the Fund's Class C shares on 3/31/94 would have been valued at $13,536 on 9/30/95.

                           One         Annualized
                           Year        Inception
                          Return       To Date
          CLASS A NAV     31.21%        19.91%
          CLASS A POP     25.28%        16.32%
          CLASS B NAV     30.29%        29.58%
         CLASS B CDSC     25.29%        25.27%
              CLASS C     31.57%        20.21%*

The inception date of the Class A shares is 3/25/94, the inception date of the Class B shares is 8/15/94, and the inception date of the Class C shares is 8/2/94.

* Total Returns for periods prior to the inception date of Class C shares were calculated using synthetic returns since inception of the Class A shares at NAV. The Annualized Total Return for the Diversified Growth Fund Class C since inception, which is not synthetic, is 29.21%. Performance is presented for the period beginning 3/25/94, the date First Bank National Association became the Adviser of the Diversified Growth Fund. The inception date of the Fund was 12/18/92. The per share income and capital changes for this Fund since 12/18/92 can be found in the financial highlights and the prospectus. The average annual total return figures for one, five and ten year periods (or from inception) are available upon request.

STOCK FUND

For the fiscal year, the Fund produced a total return of 25.26% compared with a return of 29.73% for the S&P 500. Issues for this Fund are chosen using a value-based discipline that attempts to identify companies with improving fundamentals and a catalyst that, when recognized by investors, should help the stock appreciate to its fair value.

The Fund had a heavy emphasis on cyclical and technology companies, areas that are anticipated to have significant profit potential whether from the competitive restructuring of American industry or the extended expansion of the global economy. Catalysts prevalent among the companies in these sectors include dramatic cost cutting (James River, Hercules, Case, and Times Mirror), changes in management and operating cultures (IBM, Scott Paper, Cray Research, and Eastman Kodak), and the targeting of international opportunities (General Electric, Xerox, Whirlpool, and Hewlett Packard).

Performance was dampened somewhat as a result of the emphasis on cyclical issues that were negatively impacted by fears of a temporary economic slowdown. These fears overshadowed the long-term improving fundamentals. The Fund is well positioned and the prospects are compelling for all the current holdings based upon their current undervaluation, increased earnings potential, catalysts, and capable shareholder-oriented managements.

[GRAPH]

                                           12/31/87   Sep-88  Sep-89  Sep-90  Sep-91  Sep-92  Sep-93  Sep-94  Sep-95
First American Stock Fund (Class A POP)       9,550   10,021  12,508  11,576  14,545  15,688  18,170  19,689  24,663
Standard & Poor's 500 Composite Index        10,000   11,312  15,044  13,654  17,911  19,891  22,476  23,303  30,232
First American Stock Fund (Class A NAV)      10,000   10,494  13,097  12,121  15,231  16,428  19,027  20,617  25,825


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class B shares on 8/31/94 would have been valued at $11,529 on 9/30/95 assuming the maximum redemption charge occurs. A $10,000 investment in the Fund's Class C shares on 12/31/87 would have been valued at $25,875 on 9/30/95.

                           One       Annualized      Annualized
                           Year        5 Year         Inception
                          Return       Return          To Date
          CLASS A NAV     25.26%        16.33%          13.05%
          CLASS A POP     19.61%        15.27%          12.38%
          CLASS B NAV     24.20%          N/A           20.76%
         CLASS B CDSC     19.20%          N/A           16.41%
              CLASS C     25.50%        16.37%          13.07%*

The inception date of the Class A shares is 12/22/87, the inception date of the Class B shares is 8/15/94, and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of Class C shares were calculated using synthetic returns since inception of the Class A shares at NAV. The Annualized Total Return for the Stock Fund Class C since inception, which is not synthetic, is 15.92%.

SPECIAL EQUITY

Over the past fiscal year ending September 30, 1995, the Fund generated a total return of 12.63% compared with the 29.73% return of the S&P 500. The Fund's relatively weak performance reflected in part the Fund's investments in the aluminum and metals sector that generated good returns in 1994 but failed to outperform the broad market indices in the current year. After rising strongly in 1994, many commodity metal prices declined on balance in 1995. The share prices of the aluminum and other metal equities tended to mirror this pattern. Several of the investment positions in this area were sharply reduced during the most recent quarter.

Partly offsetting this disappointing area were the Fund's investments in a number of medium capitalization companies. Within this group, Stolt-Nielsen, the parcel shipping company, reported a sharp improvement in utilization rates and in shipping rates and appreciated in price by approximately 40 percent. Other medium capitalization issues that performed well included Aydin Inc., Brown & Sharpe, Oshkosh Truck, and Pioneer Hi-Bred International. Brown & Sharpe, after struggling for many years, has successfully expanded its base of sales in measurement coordinate equipment and now appears to be in a position to generate good earnings off a sizeable sales base. Another company, Wiser Oil, which the Fund purchased recently, has in the past year completed the acquisition of several oil and gas properties that are expected to yield rising production volumes and cash flow for the company over the next several years. Despite the relatively weak performance of the current year, the Fund continues to outperform its benchmark on a 3 and 5 year basis and continues to search for investment opportunities in individual issues which have promising prospects and which have limited downside price risk.

[GRAPH]

                                                    12/31/87   Sep-88  Sep-89  Sep-90  Sep-91  Sep-92  Sep-93  Sep-94  Sep-95
First American Special Equity Fund (Class A POP)       9,550   11,223  13,275  11,942  14,829  17,078  20,308  24,105  27,150
Standard & Poor's 500 Composite Index                 10,000   11,312  15,044  13,654  17,911  19,891  22,476  23,303  30,232
First American Special Equity Fund (Class A NAV)      10,000   11,752  13,901  12,505  15,527  17,883  21,265  25,241  28,429


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class B shares on 8/31/94 would have been valued at $10,802 on 9/30/95 assuming the maximum redemption charge occurs. A $10,000 investment in the Fund's Class C shares on 12/31/87 would have been valued at $28,494 on 9/30/95.

                           One        Annualized      Annualized
                           Year         5 Year         Inception
                          Return        Return          To Date
          CLASS A NAV     12.63%        17.85%          14.44%
          CLASS A POP      7.53%        16.77%          13.77%
          CLASS B NAV     11.64%          N/A           15.37%
         CLASS B CDSC      6.64%          N/A           11.00%
              CLASS C     12.84%        17.90%*         14.48%*

The inception date of the Class A shares is 12/22/87, the inception date of the Class B shares is 8/15/94, and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of Class C shares were calculated using synthetic returns since inception of the Class A shares at NAV. The Annualized Total Return for the Special Equity Fund Class C since inception, which is not synthetic, is 12.28%.

REGIONAL EQUITY FUND

For the fiscal year ending September 30, 1995, the Fund produced a total return of 41.17% compared with a return of 23.38% for the Russell 2000 Index.

The Fund invests primarily in equity securities of small companies headquartered in the Upper Midwest. Investment decisions are made using a disciplined bottom-up approach focusing on companies whose stocks are undervalued due to low name recognition among investors; which have experienced, shareholder-oriented management teams and company-specific fundamentals that grow shareholder value. This approach has generated above average returns with below average risk.

Stocks that were important contributors to the Funds' performance include Aetrium, BMC Industries, and TCF Financial. The portfolio is currently focused on technology, consumer cyclical, and healthcare stocks.

[GRAPH]

                                                     12/31/92   Sep-93  Sep-94  Sep-95
First American Regional Equity Fund (Class A POP)       9,550   11,142  11,895  16,792
Frank Russell 2000 Stock Index                         10,000   11,585  11,894  14,675
First American Regional Equity Fund (Class A NAV)      10,000   11,667  12,456  17,583


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class B shares on 8/31/94 would have been valued at $13,449 on 9/30/95 assuming the maximum redemption charge occurs. A $10,000 investment in the Fund's Class C shares on 12/31/92 would have been valued at $17,612 on 9/30/95.

                           One         Annualized
                           Year        Inception
                          Return       To Date
          CLASS A NAV     41.17%        23.68%
          CLASS A POP     34.81%        21.67%
          CLASS B NAV     39.98%        38.07%
         CLASS B CDSC     34.98%        33.80%
              CLASS C     41.40%        23.78%*

The inception date of the Class A shares is 12/14/92, the inception date of the Class B shares is 8/15/94, and the inception date of the Class C shares is 2/4/94.

* Total Returns for periods prior to the inception date of Class C shares were calculated using synthetic returns since inception of the Class A shares at NAV. The Annualized Total Return for the Regional Equity Fund Class C since inception, which is not synthetic, is 24.42%.

EMERGING GROWTH FUND

The Fund generated a total return of 28.82% during the past fiscal year ending September 30, 1995, compared with a return of 23.38% for the Russell 2000 Stock Index. Small companies underperformed the broader market averages for much of the past year, but have shown signs of better performance since midsummer. In periods of strong corporate profits, the larger capitalization issues have generally been the market leaders. Conversely, with slower growth, such as the second and third quarters of 1995, the market becomes more selective and smaller capitalization issues fare better. The Fund's strongest market sectors were the healthcare and technology groups, but results were widely variable within those groups.

The strongest performers for the Fund included Idexx Labs, Target Therapeutics, Tellabs, Fritz, and Molten Metal Technology. These companies illustrate the Fund's investment emphasis on smaller capitalization companies that are expected to grow rapidly for some years to come. The Fund prefers companies that operate in niche markets that require specialized expertise. In addition, the Fund broadly diversifies its holdings among market sectors and the industries that comprise them. It will avoid overly concentrating in any single group, such as technology, despite the near term allure of a hot market. Going forward, despite a slower growth rate for the economy as a whole, economic conditions remain favorable for smaller companies. The current environment favors rapidly changing markets, and smaller companies are particularly adept at moving with their markets. With a constant flow of newer companies coming along to replace those that appreciate through the top of the Fund's size constraints (based on market capitalization) there are adequate opportunities for performance in the future.

[GRAPH]

                                                    4/30/94   Sep-94  Sep-95
First American Emerging Growth Fund (Class A POP)     9,550   10,000  12,883
Frank Russell 2000 Stock Index                       10,000   10,217  12,605
First American Emerging Growth Fund (Class A NAV)    10,000   10,472  13,490


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class B shares on 8/31/94 would have been valued at $12,467 on 9/30/95 assuming the maximum redemption charge occurs. A $10,000 investment in the Fund's Class C shares on 4/30/94 would have been valued at $13,501 on 9/30/95.

                           One         Annualized
                           Year        Inception
                          Return       To Date
          CLASS A NAV     28.82%        23.15%
          CLASS A POP     23.01%        19.41%
          CLASS B NAV     27.89%        31.76%
         CLASS B CDSC     22.89%        27.46%
              CLASS C     29.16%        23.21%

The inception date of the Class A and Class C shares is 4/4/94, and the inception date of the Class B shares is 8/15/94.

TECHNOLOGY FUND

In fiscal year 1995, the First American Technology Fund produced a total return of 66.22% versus 56.25% for the Lipper Science and Technology Funds Average. The Fund profited from dramatic gains in the semiconductor industry, client/server software, and telecommunications equipment companies. Big winners included Micron Technology, Applied Materials, and LSI logic in semiconductors; Informix and Peoplesoft in client/server software; and Nokia, Tellabs, and Ascend Communications in Telecommunications Equipment.

Positions in semiconductors companies have recently been reduced in anticipation of a maturing of that cycle, next year. There should be a considerable increase in semiconductor availability and some pricing relief. This will lead to a significant expansion of business for consumers of semiconductors, from Personal Computer companies such as Compaq, to telecommunications equipment companies like General Instruments, to Internet related plays like US Robotics. Just as stocks of many semiconductor consuming companies like Compaq have done well during times of rising component costs, it is possible for semiconductor producing companies like Applied Materials to make money during times of lower chip pricing. Therefore, we remain optimistic and fully invested, although cautious of volatility. In the meantime, the Fund's below average exposure to semiconductors may lead to returns that deviate more broadly from the Lipper Index.

The average Fund holding is producing earnings growth in excess of 50%, so the relative valuation of stock holdings has actually declined over the past year. Current levels of profitability are not necessarily sustainable, so the Fund continues to look for new names and add to positions that have not moved as dramatically as the market. The largest holdings in the Fund are Informix, Oracle, Cisco, Texas Instruments, Compaq, and Nokia.

[GRAPH]

                                              4/30/94   Sep-94   Sep-95
First American Technology Fund (Class A POP)    9,550   11,051   18,369
First American Technology Fund (Class A NAV)   10,000   11,572   19,235
Lipper Science & Technology Funds Average      10,000   10,743   16,785


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class B shares on 8/31/94 would have been valued at $16,796 on 9/30/95 assuming the maximum redemption charge occurs. A $10,000 investment in the Fund's Class C shares on 4/30/94 would have been valued at $19,255 on 9/30/95.

                           One         Annualized
                           Year        Inception
                          Return       To Date
          CLASS A NAV     66.22%        51.65%
          CLASS A POP     58.70%        47.04%
          CLASS B NAV     64.52%        73.99%
         CLASS B CDSC     59.52%        69.85%
              CLASS C     66.22%        51.65%

The inception date of the Class A and Class C shares is 4/4/94, and the inception date of the Class B shares is 8/15/94.

INTERNATIONAL FUND

For the fiscal year ending September 30, 1995, the Fund generated a total return of 0.69% as compared to the return of 5.74% for the Morgan Stanley's Europe, Australia and Far East (EAFE) Index.

Several factors materially affected the portfolio's performance during the past fiscal year. The major negative was the Mexican Peso devaluation of December 1994, which adversely affected the markets of Latin America and Southeast Asia. The positive factors were the resurgence of the Japanese market, the continuing good performance of our selected European stocks and the Fund's ability to hedge. Most recently the Fund benefited from currency declines in the yen and deutsche mark.

The current investment strategy is bullish. The environment for long-term financial assets around the world continues to be favorable because the world's liquidity cycle is still very positive. The major economies are either sluggish or slowing, inflation continues to ebb, and the central banks are tending toward ease. Excess liquidity is thus being created and it will find its way into financial assets. Also, the world markets are desynchronized. The U.S. market (and economy) has led the parade, while Japan is just emerging from an extended bear phase. The European markets have been doing reasonably well, while the emerging markets have been in a correction.

The Funds investments in 1994 were a continuation of the philosophy to invest in growth at good relative value. This resulted in a significant allocation to the Latin American and Southeast Asian markets. The reasoning was based on the belief that this area offered the best opportunity for capital appreciation given the impetus in these economies for market oriented solutions to economic problems. The Mexican devaluation in December shocked financial markets and threw these ideas into question. The Fund's investment and conviction in the viability of this area was put to a severe test and performance suffered. As the dust settled, however, it became evident that the Mexican problem was not endemic. The fundamental growth story of the Pacific Rim and Latin America remains largely intact. Fresh capital inflows are putting downward pressure on interest rates, external debt is falling, and growth continues to be the strongest and most consistent in the world. Despite recent rallies, the markets are cheap -- multiples of projected earnings are roughly equal to or less than forecast earnings per share growth rates.

Europe presents a mixed picture. The economies remain sluggish but the markets have reacted positively to the first harbingers of ease by the central banks (in particular the Bundes bank). The European focus continues to be on global growth companies in the telecommunications, pharmaceutical, interest sensitive, and consumer areas.

Japan, at long last, appears to be resolving its problems, and may be the best of the big developed markets. Recent actions indicate that the authorities have belatedly recognized the severity of the deflationary cycle and are taking action to stimulate the economy. The decline of the yen has been an important first step. Fiscal stimulus is the second step. If successful, the Japanese recovery could show some real growth in 1996. Increased weightings in Japan remain focused on technology-related stocks, especially in the telecommunications industry, an area the Fund favors worldwide. Hedging yen currency positions have enabled the Fund to participate in the recent market rally without any currency offset.

As for the emerging markets, the combination of a stronger dollar and weaker yen should be a major positive for this area, particularly the Pacific Rim. Growth continues to be the strongest and most consistent in the world and, best of all, the markets are cheap. The Fund continues to focus investment in this area as the premier "growth" area of the world.

[GRAPH]

                                                       4/30/94   Sep-94   Sep-95
First American International Equity Fund (Class A POP)   9,550    9,587    9,653
Morgan Stanley EAFE Index                               10,000   10,097   10,677
First American International Equity Fund (Class A NAV)  10,000   10,039   10,108


Past performance of the Fund is not indicative of future performance. A $10,000 investment in the Fund's Class B shares on 8/31/94 would have been valued at $9,215 on 9/30/95 assuming the maximum redemption charge occurs. A $10,000 investment in the Fund's Class C shares on 4/30/94 would have been valued at $10,128 on 9/30/95.

                           One         Annualized
                           Year        Inception
                          Return       To Date
          CLASS A NAV      0.69%         2.02%
          CLASS A POP     -3.84%        -1.10%
          CLASS B NAV     -0.10%        -0.26%
         CLASS B CDSC     -5.09%        -4.70%
              CLASS C      0.78%         2.00%

The inception date of the Class A shares is 4/7/94, the inception date of the Class B shares is 8/15/94, and the inception date of the Class C shares is 4/4/94.

REAL ESTATE SECURITIES FUND

The Fund's strategy is to provide above average current income and long term capital appreciation by investing primarily in equity securities of real estate companies. Since its inception on June 30, 1995, the Fund has generated a total return of 5.19% which compares favorably with the 5.06% return for the Lipper Real Estate Fund Average.

The Fund's performance benefited from overweighting the Healthcare and Office/Industrial Self Storage sectors and underweighting Retail. This performance was achieved despite very little exposure to the Hotel sector, which posted the strongest performance of the equity REIT universe.

The Fund is most heavily weighted in the Office/Industrial Self Storage and Residential sectors, in the belief that these offer the greatest potential for growth and improving fundamentals. Some of the Fund's largest holdings include Spieker Properties, Cali Realty, and Equity Residential Properties.

[GRAPH]

                                                         6/30/95   Sep-95
First American Real Estate Securities Fund (Class C)      10,000   10,519
Lipper Real Estate Funds Average                          10,000   10,475


Past performance of the Fund is not indicative of future performance.

                     Annualized      Cumulative
                      Inception       Inception
                       To Date         To Date
          Class C       22.23%          5.19%

The inception date for the Class C shares is 6/30/95.



STATEMENT OF NET ASSETS----SEPTEMBER 30, 1995

PRIME OBLIGATIONS FUND

Description                             Par (000) Value (000)

COMMERCIAL PAPER--44.8%
Aes Shady Point (LOC: Bank of Tokyo)
5.863%, 10/16/95                         $41,000     $40,900
Asset Securitization
5.760%, 11/02/95 (B)                      14,800      14,725
Banco Real S.A.
(LOC: Barclays Bank)
5.942%, 10/23/95                           7,000       6,975
Blue Hawk Funding
5.812%, 10/03/95 (B)                      10,045      10,042
5.813%, 10/12/95 (B)                       4,240       4,233
5.777%, 10/13/95 (B)                       9,334       9,316
5.799%, 10/13/95 (B)                       6,202       6,190
5.810%, 10/13/95 (B)                       4,741       4,732
5.780%, 10/16/95 (B)                      13,207      13,175
5.810%, 10/24/95 (B)                      15,573      15,515
5.807%, 10/25/95 (B)                       5,151       5,131
5.808%, 10/25/95 (B)                       4,884       4,865
5.816%, 10/27/95 (B)                      11,066      11,020
5.812%, 10/31/95 (B)                      16,806      16,725
Credit Card Securitization
5.818%, 10/19/95 (B)                       9,219       9,193
5.880%, 10/20/95 (B)                      15,987      15,938
Crown Leasing USA
(LOC: Bank of Tokyo)
5.899%, 10/05/95 (B)                      21,800      21,786
5.848%, 10/18/95 (B)                      15,000      14,959
5.929%, 10/25/95 (B)                      20,000      19,921
CS First Boston
5.787%, 10/30/95                           5,000       4,977
DIC Americas (LOC: Mitsubishi Bank)
5.848%, 10/11/95                          18,000      17,971
5.826%, 10/12/95                          11,500      11,480
5.850%, 10/23/95                           7,000       6,975
Distribution Funding
5.799%, 10/02/95 (B)                      12,000      11,998
5.784%, 10/20/95 (B)                       5,540       5,523
5.823%, 11/03/95 (B)                      15,000      14,921
5.820%, 11/08/95 (B)                       7,965       7,916
5.805%, 11/09/95 (B)                       5,350       5,317
5.793%, 11/10/95 (B)                      15,000      14,904
5.810%, 11/15/95 (B)                       9,200       9,134
5.771%, 12/13/95 (B)                      10,000       9,884
Enterprise Funding
5.809%, 10/05/95 (B)                      12,500      12,492
5.810%, 10/20/95 (B)                       8,031       8,007
5.789%, 10/26/95 (B)                      11,880      11,833
5.791%, 10/27/95 (B)                       7,539       7,508
5.820%, 10/31/95 (B)                      10,000       9,952
5.811%, 11/17/95 (B)                      15,097      14,984
5.755%, 11/21/95 (B)                      19,174      19,019
5.862%, 12/21/95 (B)                      10,109       9,978
Equipment Funding
5.804%, 10/04/95 (B)                      19,129      19,120
5.806%, 10/06/95 (B)                      15,059      15,047
5.816%, 10/06/95 (B)                      23,676      23,657
Equipment Intermediation Partnership
5.834%, 11/03/95 (B)                     $26,153     $26,014
5.799%, 11/06/95 (B)                       5,061       5,032
5.819%, 11/07/95 (B)                       7,441       7,397
Fleet Funding
5.812%, 10/12/95 (B)                      25,934      25,888
5.809%, 10/19/95 (B)                      10,156      10,127
Hahn Issuing (LOC: Citibank)
5.815%, 10/19/95                          11,530      11,497
5.814%, 10/24/95                          12,700      12,653
International Securitization
(Guarantor: FNB Chicago)
5.857%, 10/16/95 (B)                       7,775       7,756
5.779%, 10/27/95 (B)                      16,180      16,113
5.831%, 10/30/95 (B)                      15,000      14,931
5.832%, 10/30/95 (B)                      25,000      24,884
5.831%, 10/31/95 (B)                       6,650       6,618
5.812%, 12/04/95 (B)                      10,105      10,002
5.817%, 01/31/96 (B)                      11,480      11,258
5.831%, 02/15/96 (B)                      10,230      10,008
Jefferson Smurfit Financial
6.317%, 10/03/95 (B)                      11,000      10,996
5.760%, 11/07/95 (B)                       8,000       7,953
5.781%, 11/29/95 (B)                       7,100       7,034
Konica Financial USA
(LOC: Mitsubishi Bank)
5.847%, 10/10/95 (B)                       7,000       6,990
Mitchell Funding (LOC: Swiss Bank)
6.453%, 10/02/95                          40,000      39,993
Orix America (LOC: Sanwa Bank)
5.930%, 10/02/95 (B)                      25,000      24,996
Pemex Capital (LOC: Credit Suisse)
5.838%, 10/26/95                          10,000       9,960
5.751%, 11/17/95                          15,000      14,888
5.778%, 11/17/95                          10,000       9,925
Pemex Capital (LOC: Swiss Bank)
5.886%, 10/05/95                          10,000       9,994
Petroleo Brasileiro
(LOC: Barclays Bank)
5.856%, 12/20/95                          10,000       9,872
5.862%, 12/27/95                           8,000       7,889
5.866%, 01/03/96                          10,000       9,850
Pooled Accounts Receivable Capital
5.827%, 10/05/95 (B)                      15,370      15,360
5.797%, 10/20/95 (B)                      20,000      19,939
5.846%, 10/26/95 (B)                      30,000      29,879
5.805%, 11/09/95 (B)                      10,235      10,171
Pooled Certificate (Guarantor: FGIC)
5.832%, 10/06/95 (B)                      10,237      10,229
5.819%, 10/11/95 (B)                       6,044       6,034
5.819%, 10/18/95 (B)                      13,148      13,112
Premium Funding
5.751%, 12/07/95 (B)                      30,378      30,057
Prospect Street Senior Portfolio
(Guarantor: FSA)
5.830%, 10/02/95 (B)                     $ 7,037     $ 7,036
6.044%, 10/02/95 (B)                       4,267       4,266
5.820%, 10/11/95 (B)                       2,041       2,038
5.813%, 10/17/95 (B)                       2,023       2,018
5.848%, 10/19/95 (B)                       3,226       3,217
5.808%, 10/26/95 (B)                       6,783       6,756
5.808%, 10/26/95 (B)                       6,783       6,756
5.806%, 11/10/95 (B)                       3,990       3,965
5.815%, 12/01/95 (B)                       4,121       4,081
Receivables Capital
5.814%, 10/04/95 (B)                      10,000       9,995
5.818%, 10/16/95 (B)                      10,000       9,976
5.763%, 10/17/95 (B)                      30,000      29,924
5.829%, 10/25/95 (B)                      15,000      14,942
5.790%, 10/26/95 (B)                      22,771      22,680
Ryobi Financial (LOC: Mitsubishi Bank)
5.853%, 10/17/95                           7,100       7,082
SRD Financial (LOC: Bank of Tokyo)
5.826%, 10/12/95                          15,000      14,973
Towson Town Center
(LOC: Mitsubishi Bank)
5.826%, 10/06/95                           7,556        7,550
5.832%, 10/18/95                           4,500        4,488
5.829%, 10/20/95                          11,462       11,427
UBS Financial
6.453%, 10/02/95                          50,000       49,991
6.453%, 10/02/95                          50,000       49,991
US Prime Property (LOC: Westpac Bank)
5.891%, 10/10/95                          11,000       10,984
5.762%, 11/29/95                          15,000       14,860
5.774%, 12/08/95                          20,000       19,785
5.774%, 12/08/95                           9,000        8,903

TOTAL COMMERCIAL PAPER
(Cost $1,350,921)                                   1,350,921

CORPORATE OBLIGATIONS--20.4%
Bear Stearns
5.925%, 10/04/95 (A)                      50,000       50,000
Beta Finance
5.960%, 10/02/95 (A)                      60,000       60,000
Ford Motor Credit
8.625%, 04/15/96                          20,000       20,282
9.100%, 07/05/96                          10,000       10,233
General Electric Capital
6.000%, 10/02/95 (A)                      25,000       24,996
6.070%, 10/02/95 (A)                      50,000       49,985
Goldman Sachs Group
6.437%, 10/13/95                          20,000       20,000
6.562%, 12/19/95                          10,000       10,000
5.750%, 02/06/96                          25,000       25,000
5.750%, 04/08/96                          25,000       25,000
5.875%, 06/04/96                          20,000       20,000
Household Finance
10.090%, 03/21/96                          5,000        5,093
Merrill Lynch
6.050%, 08/19/96                         $35,000   $   35,000
Securitized Triple A Receivables Trust
6.113%, 10/20/95 (A) (B)                  12,500       12,515
Structured Enhanced Return Trust 1994
T-1
5.906%, 10/13/95 (A) (B)                  50,000       49,981
Structured Enhanced Return Trust 1994
A-5
5.862%, 10/25/95 (A) (B)                  47,000       46,997
Structured Enhanced Return Trust 1995
A-17
6.063%, 10/02/95 (A) (B)                  50,000       50,000
Structured Enhanced Return Trust 1995
A-18
5.862%, 10/16/95 (B)                      25,000       24,996
Sun Life Insurance of America
6.250%, 10/02/95 (A)                      75,000       75,001

TOTAL CORPORATE OBLIGATIONS
(Cost $615,079)                                       615,079

LOAN PARTICIPATION CERTIFICATES--12.2%
Barclays Bank
(Cargill Financial Services)
5.810%, 10/10/95                          25,000       25,000
5.810%, 10/18/95                          25,000       25,000
Barclays Bank
(Cargill Incorporated)
6.500%, 10/02/95                          25,000       25,000
5.780%, 10/17/95                          15,000       15,000
5.780%, 10/19/95                          15,000       15,000
Barclays Bank (Morgan Stanley)
6.600%, 10/02/95                          50,000       50,000
Barclays Bank PLC
(National Rural Utilities)
5.810%, 10/02/95                          20,000       20,000
5.800%, 10/25/95                          15,000       15,000
5.800%, 10/27/95                          17,000       17,000
CoreStates Bank (Aon Corporation)
5.820%, 10/04/95                          13,000       13,000
CoreStates Bank (Weyerhauser Mortgage)
5.850%, 10/16/95                          60,310       60,310
Toronto Dominion Bank
(Bell Atlantic Financial Services)
5.770%, 10/03/95                           7,000        7,000
Toronto Dominion Bank (ITT Hartford)
5.810%, 10/16/95                          10,000       10,000
Toronto Dominion Bank (Morgan Stanley)
5.900%, 10/02/95                          20,000       20,000
6.600%, 10/02/95                          50,000       50,000

TOTAL LOAN PARTICIPATION CERTIFICATES
(Cost $367,310)                                       367,310

U.S. GOVERNMENT AGENCY OBLIGATIONS--6.6%
Export-Import Bank
5.935%, 10/15/95 (A)                      70,455       70,443
Export-Import Bank/KA leasing
5.895%, 10/15/95 (A)                    $ 36,163   $   36,163
FHLB
6.200%, 10/05/95 (A)                      25,000       25,018
6.330%, 10/02/95 (A)                      25,000       25,041
FNMA
6.150%, 10/02/95 (A)                      20,000       19,998
SLMA
5.640%, 10/03/95 (A)                      11,150       11,140
5.640%, 10/03/95 (A)                      10,000        9,995
U.S. AID
5.900%, 10/03/95 (A)                       1,250        1,248

TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS
(Cost $199,046)                                       199,046

ASSET BACKED SECURITIES--3.3%
CARCO Auto Loan Master Trust 1993-2 A1
5.901%, 10/16/95 (A)                      63,500       63,500
Money Market Auto Loan Trust
6.005%, 10/16/95 (A)                      36,050       36,060

TOTAL ASSET BACKED SECURITIES
(Cost $99,560)                                         99,560

CERTIFICATES OF DEPOSIT--1.6%
Mercantile Safe Deposit & Trust
5.956%, 10/09/95 (A)                      30,000       30,000
5.956%, 10/09/95 (A)                      20,000       20,000

TOTAL CERTIFICATES OF DEPOSIT
(Cost $50,000)                                         50,000

MASTER NOTES--0.6%
Associates Corporation of North America
5.708%, 10/02/95 (C)                      14,617       14,617
Goldman Sachs
5.830%, 10/03/95 (C)                       3,569        3,569

TOTAL MASTER NOTES
(Cost $18,186)                                         18,186

REPURCHASE AGREEMENTS--10.6%
Daiwa Securities 6.450%, dated
09/29/95, matures 10/02/95,
repurchase price $100,053,750
(collateralized by various U.S.
Treasury Bonds, total par value
$74,635,000, 7.250%-12.750%,
11/15/10-05/15/16: total market value
$102,825,062)                            100,000      100,000

Salomon Brothers 6.450%, dated
09/29/95, matures 10/02/95,
repurchase price $220,582,698,
(collateralized by various FHLMC and
FNMA Bonds, total par value
$220,464,198, 4.950%-17.759%,
11/01/99-10/01/25: total market value
$230,959,617)                            220,464      220,464

TOTAL REPURCHASE AGREEMENTS
(Cost $320,464)                                       320,464

TOTAL INVESTMENTS--100.1%
(Cost $3,020,566)                                   3,020,566

OTHER ASSETS AND LIABILITIES--(0.1%)
Other Assets and Liabilities, Net                  $   (3,679)

NET ASSETS:
Portfolio shares--Institutional Class ($.01 par
value--20 billion authorized) based on
2,911,050,562 outstanding shares                    2,911,050

Portfolio shares--Retail Class A ($.01 par
value--20 billion authorized) based on 96,082,889
outstanding shares                                     96,083

Portfolio shares--Retail Class B ($.01 par
value--20 billion authorized) based on 13,694
outstanding shares                                         14

Portfolio shares--Corporate Trust Class
($.01 par value--20 billion authorized) based on
9,735,192 outstanding shares                            9,735

Accumulated net realized gain on investments                5

TOTAL NET ASSETS:--100.0%                          $3,016,887

NET ASSET VALUE, OFFERING PRICE, AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL CLASS        $ 1.00

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                                  $ 1.00

NET ASSET VALUE AND OFFERING
PRICE PER SHARE--RETAIL CLASS B (1)                    $ 1.00

NET ASSET VALUE AND OFFERING PRICE,
AND REDEMPTION PRICE PER SHARE--CORPORATE TRUST CLASS  $ 1.00

The accompanying notes are an integral part of the financial statements.

(1) Retail Class B has a contingent deferred sales charge. For a description of possible redemption charge, see the notes to the financial statements.

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1995. The date shown is the reset date.

(B) Securities sold within the terms of a private placement memorandum, exempt from registration under Section 4(2) or 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors". These securities have been determined to be liquid under guidelines established by the Board of Directors.

(C) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate as of September 30, 1995. The date shown is the longer of the reset or demand date.

     AID--Agency for International Development
     FGIC--Financial Guaranty Insurance Company
     FSA--Financial Security Assurance
     FHLB--Federal Home Loan Bank
     FHLMC--Federal Home Loan Mortgage Corporation
     FNMA--Federal National Mortgage Association
     LOC--Letter of Credit
     SLMA--Student Loan Marketing Association



GOVERNMENT OBLIGATIONS FUND

Description                               Par (000) Value (000)

U.S. GOVERNMENT AGENCY OBLIGATIONS--46.1%
Export-Import Bank
5.875%, 10/16/95 (A) (B)                   $25,000     $25,000
5.895%, 10/16/95 (A) (B)                    18,199      18,199
5.935%, 10/16/95 (A) (B)                    30,000      29,995
FHLB
6.040%, 10/02/95 (A)                        13,000      12,957
6.250%, 10/05/95 (A)                        25,000      25,076
5.753%, 12/04/95                            20,000      19,969
FHLMC
6.170%, 10/05/95 (A)                        15,000      15,004
FNMA
5.710%, 10/25/95                            34,550      34,420
5.673%, 01/29/96                            20,000      19,633
5.772%, 05/13/96                            20,000      19,309
5.825%, 05/13/96                            10,000       9,651
SLMA
5.480%, 10/03/95 (A)                        10,000      10,000
5.480%, 10/03/95 (A)                        20,000      20,000
5.550%, 10/03/95 (A)                        14,000      13,905
5.640%, 10/03/95 (A)                        15,000      15,000
U.S. AID
5.740%, 10/03/95 (A)                         8,000       8,019
5.740%, 10/03/95 (A)                        11,000      11,000
5.740%, 10/03/95 (A)                        13,000      13,000
5.764%, 10/03/95 (A)                        15,000      15,000
5.774%, 10/03/95 (A)                        10,000       9,987
5.790%, 10/03/95 (A)                         1,000       1,000

TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS
(Cost $346,124)                                        346,124

OTHER U.S. GOVERNMENT OBLIGATIONS--13.8%
Downey Savings & Loan (LOC: Federal
Home Loan Bank of San Francisco)
6.273%, 10/10/95                            25,000      24,963
5.657%, 01/16/96                            20,000      19,673
5.682%, 04/12/96                            10,000       9,706
5.733%, 05/28/96                            15,000      14,450
Fidelity Federal Bank, NSB (LOC:
Federal Home Loan Bank of San
Francisco)
5.755%, 11/28/95                            15,000      14,862
5.757%, 11/30/95                            20,000      19,810

TOTAL OTHER U.S. GOVERNMENT OBLIGATIONS
(Cost $103,464)                                        103,464

U.S. TREASURY OBLIGATIONS--2.0%
U.S. Treasury Bill
5.567%, 01/18/96                          $ 15,000    $ 14,754

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $14,754)                                          14,754

REPURCHASE AGREEMENT--38.3%
Bear Stearns 6.150%, dated 09/29/95, matures
10/02/95, repurchase price $150,076,875
(collateralized by various U.S. Treasury
STRIPS, total par value $247,512,000, 02/15/97-
05/15/09: total market value
$153,450,000)                              150,000     150,000

Daiwa Securities 6.450%, dated
09/29/95, matures 10/02/95, repurchase
price $100,053,750 (collateralized by
various U.S. Treasury Notes, total par
value $89,180,000, 6.250%-8.750%,
05/15/17-08/15/23: total market value
$102,000,000)                              100,000     100,000

Prudential 6.220%, dated 09/29/95,
matures 10/02/95, repurchase price
$19,933,608 (collateralized by various
FNMA obligations, total par value
$22,482,157, 5.000%-9.000%, 05/01/97-
10/01/25: total market value
$20,321,891)                                19,923      19,923

Salomon Brothers 6.450%, dated
09/29/95, matures 10/02/95, repurchase
price $17,125,974 (collateralized by
various FNMA obligations, total par value
$27,714,013, 6.000%-10.500%,
05/01/02-09/01/25: total market value
$17,738,028)                                17,117      17,117

TOTAL REPURCHASE AGREEMENT
(Cost $287,040)                                        287,040

TOTAL INVESTMENTS--100.2%
(Cost $751,382)                                        751,382

OTHER ASSETS AND LIABILITIES--(0.2%)
Other Assets and Liabilities, Net                       (1,237)

NET ASSETS:
Portfolio
shares--Institutional
Class ($.01 par
value--20 billion
authorized) based on
551,284,505 outstanding
shares                                                $551,285

Portfolio
shares--Corporate Trust
Class ($.01 par
value--20 billion
authorized) based on
198,861,163 outstanding
shares                                                 198,861

Accumulated net
realized loss on
investments                                                 (1)

TOTAL NET
ASSETS:--100.0%                                       $750,145

NET ASSET VALUE,
OFFERING PRICE, AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                                    $1.00

NET ASSET VALUE,
OFFERING PRICE, AND
REDEMPTION PRICE PER
SHARE--CORPORATE TRUST
CLASS                                                    $1.00

The accompanying notes are an integral part of the financial statements.

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1995. The date shown is the next reset date.

(B) Securities sold within the terms of a private placement memorandum, exempt from registration under Section 4[2] or 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors." These securities have been determined to be liquid under guidelines established by the Board of Directors.

     AID--Agency for International Development
     FHLB--Federal Home Loan Bank
     FHLMC--Federal Home Loan Mortgage Corporation
     FNMA--Federal National Mortgage Association
     LOC--Letter of Credit
     SLMA--Student Loan Mortgage Association
     STRIPS--Separately Trading of Registered Interest and Principal of
     Securities


TREASURY OBLIGATIONS FUND

Description                               Par (000) Value (000)

U.S. TREASURY OBLIGATIONS--23.4%
U.S. Treasury Bills
6.038%, 10/19/95                          $ 25,000    $ 24,927
6.020%, 11/16/95                            25,000      24,814
5.415%, 01/18/96                            25,000      24,590
5.600%, 02/08/96                            25,000      24,509
5.325%, 03/07/96                            50,000      48,820
5.820%, 07/25/96                            25,000      23,858
U.S. Treasury Notes
4.625%, 02/15/96                            25,000      24,904
5.875%, 05/31/96                            50,000      50,030
U.S. Treasury STRIPS
0.000%, 02/15/96                            25,000      24,485

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $270,937)                                        270,937

REPURCHASE AGREEMENTS--76.9%
BA Securities 6.200%, dated 09/29/95,
matures 10/02/95, repurchase price
$52,026,867 (collateralized by various
U.S. Treasury Notes, total par value
$51,671,898, 6.500%-7.750%, 04/30/97-
11/30/99: total market value $53,040,000)   52,000      52,000

Bear Stearns 6.150%, dated 09/29/95,
matures 10/02/95, repurchase price
$225,115,313 (collateralized by
various U.S. Treasury STRIPS, total
par value $342,941,777, 11/15/97-
02/15/03: total market value
$230,175,000)                              225,000     225,000

BT Securities 6.100%, dated 09/29/95,
matures 10/02/95, repurchase price
$50,025,417 (collateralized by U.S.
Treasury Note, par value $50,860,716,
6.125%, matures 05/31/97: total market
value $51,000,000)                          50,000      50,000

CS First Boston 5.730%, dated 09/25/95,
matures 10/02/95, repurchase price
$45,021,488 collateralized by U.S.
Treasury Note, par value $41,316,575,
7.875%, matures 11/15/04:
total market value $45,900,0000             45,000      45,000

Daiwa Securities 6.450%, dated
09/29/95, matures 10/02/95, repurchase
price $107,057,513 (collateralized by
various U.S. Treasury Bonds, total par
value $98,248,700, 7.250%-8.125%,
05/15/96-05/15/21: total market value
$109,140,000)                              107,000     107,000

Goldman Sachs 5.750%, dated 09/26/95,
matures 10/02/95, repurchase price
$45,021,563 (collateralized by U.S.
Treasury Bond, par value $28,557,191,
7.250%, matures 05/15/16, total market
value $45,900,000)                         $45,000     $45,000

Lehman Brothers 5.780%, dated 09/25/95,
matures 10/02/95, repurchase price
$45,021,675 (collateralized by various U.S.
Treasury Notes, total par value
$41,199,314, 6.875%-9.250%, 02/15/96-
03/31/00: total market value
$45,900,000)                                45,000      45,000

Merrill Lynch 5.700%, dated 09/29/95,
matures 10/02/95, repurchase price
$50,023,750 (collateralized by U.S.
Treasury Note, par value $50,885,656,
6.125%, matures 05/31/97: total market
value $51,000,000)                          50,000      50,000

Nomura Securities 5.810%, dated
9/28/95, matures 10/02/95, repurchase
price $45,021,788 (collateralized by
various U.S. Treasury Notes, total par
value $46,075,735, 5.625%-6.750%,
05/31/97-06/30/97: total market value
$45,900,000)                                45,000      45,000

Prudential Securities 6.200%, dated
9/29/95, matures 10/02/95, repurchase
price $34,681,639 (collateralized by
various U.S. Treasury Notes, total par
value $34,111,546, 5.750%-7.875%,
04/30/99-08/15/03: total market value
$35,357,004)                                34,664      34,664

UBS Securities 6.430%, dated 09/29/95,
matures 10/02/95, repurchase price
$190,815,050 (collateralized by
various U.S. Treasury Notes, total par
value $183,034,056, 4.000%-9.125%,
01/31/96-11/15/24: total market value
$194,527,117)                              190,713     190,713

TOTAL REPURCHASE AGREEMENTS
(Cost $889,377)                                        889,377

TOTAL INVESTMENTS--100.3%
(Cost $1,160,314)                                    1,160,314

OTHER ASSETS AND LIABILITIES--(0.3%)
Other Assets and Liabilities, Net                       (4,325)

NET ASSETS:
Portfolio shares--Institutional Class ($.01 par
value--20 billion authorized) based on
117,169,937 outstanding shares                      $  117,170

Portfolio shares--Corporate Trust Class ($.01 par
value--20 billion authorized) based on
1,038,787,512 outstanding shares                     1,038,788

Accumulated net realized gain on investments                31

TOTAL NET ASSETS:--100.0%                           $1,155,989

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS                $     1.00

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--CORPORATE TRUST CLASS              $     1.00

The accompanying notes are an integral part of the financial statements.

     STRIPS--Separately Trading of Registered Interest and Principal of
     Securities


LIMITED TERM INCOME FUND

Description                             Par (000) Value (000)

ASSET BACKED SECURITIES--74.6%

ADJUSTABLE RATE MORTGAGES--3.3%
Merrill Lynch Mortgage Investors
1993-C A4
6.875%, 03/15/18 (B)                      $4,000     $4,000
AUTO COMPANY SUBSIDIARIES--AUTO--5.5%
Capital Auto Receivable Asset Trust 1993-1
5.850%, 02/15/98                             950        948
Premier Auto Trust 1992-1 A
5.750%, 07/15/97 (A)                         366        366
Premier Auto Trust 1992-5 B
4.900%, 12/15/95                           1,004        993
Premier Auto Trust 1993-4 B
4.950%, 02/02/99                             904        893
Premier Auto Trust 1994-2 B
6.500%, 06/02/00 (A)                       3,430      3,440
                                                      6,640

BANKS -- AUTO--8.5%
Boulevard Auto Trust 1993-1 A
4.550%, 03/15/98                             822        817
Midlantic Automobile Grantor Trust
1992-1 B
5.150%, 09/15/97                             842        840
New South Auto Trust 1994-B A
8.475%, 01/15/02                           3,057      3,139
Western Financial Grantor Trust
1993-2 A2
4.700%, 10/01/98                           2,019      1,989
Western Financial Grantor Trust
1994-3 B
6.650%, 12/01/99                           2,125      2,135
Zions Auto Trust 1993-1 B
5.650%, 06/15/99                           1,427      1,421
                                                     10,341

BANKS -- BOATS & R.V.'S--4.3%
CFC Grantor Trust TR14
7.150%, 11/15/06 (A)                       3,635      3,647
Chemical Financial Acceptance
1991-A A
6.450%, 12/15/97                           1,582      1,580
                                                      5,227

BANKS--CREDIT CARD RECEIVABLES--7.9%
First USA Credit Card Master Trust
1995-1 A
5.952%, 10/15/01 (B)                       4,100      4,098
MBNA Master Credit Card Trust 1994-BA
5.661%, 01/15/02 (B)                       5,500      5,472
                                                      9,570

BUSINESS CREDIT - AUTO--1.4%
Olympic Automobile Receivables Trust
1993-C B
4.600%, 02/15/00                          $1,708    $ 1,683

BUSINESS CREDIT - BUSINESS--4.1%
Leasing Solution Receivables 1994-1 A
5.575%, 03/15/99                             661        659
Leasing Solutions Receivables 1994-2 A
8.075%, 12/15/99                           1,957      1,977
Orix Credit Alliance Owner Trust
1993-A A2
4.300%, 08/17/98                           1,417      1,397
Orix Credit Alliance Owner Trust
1993-C B
4.600%, 08/17/98                             945        935
                                                      4,968

CONSUMER FINANCE - SECOND MORTGAGE RELATED--3.8%
HFC Home Equity Loan Trust
1992-2 B
6.850%, 11/20/12                           1,657      1,632
Household Finance 1992-3 A3
6.100%, 11/20/06 (B)                       1,707      1,689
Remodelers Home Improvement 1994-1 A
7.800%, 11/20/99 (A)                       1,263      1,267
                                                      4,588

CONSUMER FINANCE COMPANY - AUTO--1.2%
Auto Bond Receivables Trust 1993-1 A
6.125%, 11/15/98                           1,468      1,452

CONSUMER FINANCE - FIRST MORTGAGE RELATED--2.8%
Saxon Mortgage Securities
1994-4A 1A2
5.250%, 04/25/24                           3,469      3,404

EQUIPMENT LEASES--4.3%
JLC Lease Receivables Trust 1994-1 A
6.208%, 12/22/99 (B)                       4,241      4,242
World Omni Leasing 1993-1 B
5.000%, 05/17/99                             936        928
                                                      5,170

MEDICAL LEASES--2.9%
Amerisource Receivables Master Trust
1995-1 A
6.225%, 03/15/00 (A) (B)                   3,500      3,504

MORTGAGE BANKERS & LOANS - SECOND MORTGAGE
RELATED--13.0%
BCI Home Equity Loan 1991-1 A1
7.100%, 09/15/06                          $    1     $    1
BCI Home Equity Loan 1994-1 B
6.537%, 03/29/44 (B)                       2,327      2,335
Greentree Financial 1995 A-A1
7.000%, 04/15/20                           1,849      1,857
The Money Store Home Equity Loan
Trust 1992-D1 A1
6.500%, 01/15/04                           3,074      3,077
The Money Store Home Equity Loan
Trust 1993-B A1
5.400%, 08/15/05                           3,055      2,965
The Money Store Home Equity Loan
Trust 1994-C1 A1
6.775%, 09/15/07                           1,507      1,508
The Money Store Trust Series 1994-D1 A2
8.000%, 11/15/07                           4,000      4,082
                                                     15,825

RETAIL MALL MORTGAGES--6.8%
Bristol Oaks, L.P. 1994-1 B
6.525%, 07/10/99 (B)                       4,250      4,242
Potomac Mills Finance 1C
7.013%, 10/20/04 (B)                       4,000      4,000
                                                      8,242

VACATION HOME MORTGAGES--4.9%
Patten 1995-1A
7.250%, 08/01/11 (A) (B)                   4,000      3,994
RCI Vacation Ownership Mortgage
Trust 1991-B
7.500%, 08/25/98 (A)                       1,957      1,955
                                                      5,949

TOTAL ASSET BACKED SECURITIES
(Cost $90,396)                                       90,563

CORPORATE OBLIGATIONS--4.6%

ELECTRICAL SERVICES--0.8%
Houston Lighting & Power
8.625%, 01/15/96                           1,000      1,008

FINANCIAL SERVICES--1.2%
American General Finance
7.300%, 10/16/95                             500        500
Heller Financial
6.500%, 11/15/95                           1,000        999
                                                      1,499

FOOD, BEVERAGE & TOBACCO--0.8%
Philip Morris
8.875%, 07/01/96                          $  900    $   917

PAPER & PAPER PRODUCTS--0.4%
International Paper
9.625%, 10/15/95                             450        451

RETAIL--0.8%
Dayton Hudson
4.820%, 04/01/96                           1,000        994

WHOLESALE--0.6%
Supervalue
5.875%, 11/15/95                             750        750

TOTAL CORPORATE OBLIGATIONS
(Cost $5,787)                                         5,619

OTHER MORTGAGE BACKED OBLIGATIONS--11.8%
Capstead Securities IV 1992-3 B
8.000%, 06/25/22                           3,071      3,103
General Electric Capital Mortgage
1995-1 A1
8.350%, 02/25/25                           1,942      1,952
Mortgage Capital Funding
1993-C1 A1
5.250%, 05/25/15                           1,866      1,845
Mortgage Capital Funding
1993-C1 A2
6.512%, 05/25/15 (B)                       4,530      4,523
Mortgage Obligation Structured Trust
1993-1 A1
6.350%, 10/25/18                           1,411      1,399
RTC 1992-11 A1A
7.150%, 06/25/23                             564        546
RTC 1992-C7 B
7.000%, 10/25/24                             989        985

TOTAL OTHER MORTGAGE BACKED OBLIGATIONS
(Cost $14,331)                                       14,353

U.S. GOVERNMENT AGENCY OBLIGATIONS--2.1%
FNMA
8.650%, 08/25/18                           2,453      2,485

TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS
(Cost $2,471)                                         2,485

TAXABLE MUNICIPAL BONDS--1.7%
Colorado Health Facilities
Authority (RB)
6.200%, 07/01/25 (B)                      $2,000   $  2,000

TOTAL TAXABLE MUNICIPAL BONDS
(Cost $2,000)                                         2,000

U.S. GOVERNMENT AGENCY MORTGAGE-BACKED
OBLIGATIONS--0.8%
FHLMC 1625-B
4.750%, 01/15/01                           1,000        991

TOTAL U.S. GOVERNMENT AGENCY MORTGAGE-BACKED
OBLIGATIONS
(Cost $1,001)                                           991

MASTER NOTES--1.2%
Goldman Sachs
5.830%, 10/03/95 (C)                       1,500      1,500

TOTAL MASTER NOTES
(Cost $1,500)                                         1,500

REPURCHASE AGREEMENTS--5.8%
J.P. Morgan 6.358%, dated 09/29/95,
matures 10/02/95, repurchase price
$3,316,195 (collateralized by U.S.
Treasury STRIPS, total par value
$10,375,512, 11/15/00-11/15/24: total
market value $3,380,747)                   3,314      3,314

Merrill Lynch 5.830%, dated 09/29/95,
matures 10/02/95, repurchase price
$3,694,220 (collateralized by various
U.S. Treasury Bills, total par value
$788,853, 03/07/96-09/19/96: U.S.
Treasury Notes, total par value
$2,313,814, 7.625%-13.750%,
11/15/03-11/15/10: total market value
$3,766,348)                                3,693      3,693

TOTAL REPURCHASE AGREEMENTS
(Cost $7,007)                                         7,007

TOTAL INVESTMENTS--102.6%
(Cost $124,493)                                     124,518

OTHER ASSETS AND LIABILITIES--(2.6%)
Other Assets and Liabilities, Net                    (3,102)

NET ASSETS:
Portfolio shares--Institutional Class--
($.0001 par value--2 billion authorized)
based on 11,231,268 outstanding shares             $114,651

Portfolio shares--Retail Class A--($.0001
par value--2 billion authorized) based on
1,005,426 outstanding shares                         10,618

Undistributed net investment income                      38

Accumulated net realized loss on investments         (3,916)

Net unrealized appreciation of investments               25

TOTAL NET ASSETS:--100.0%                          $121,416

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION PRICE
PER SHARE--INSTITUTIONAL CLASS                       $ 9.92

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                                $ 9.92

MAXIMUM SALES CHARGE OF 2.00%+                         0.20

OFFERING PRICE PER SHARE--RETAIL CLASS A             $10.12

The accompanying notes are an integral part of the financial statements.

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 2.00%.

(A) Security sold within the terms of a private placement memorandum, exempt from registration under section 144a of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited Investors". These securities have been determined to be liquid under the guidelines established by the Board of Directors.

(B) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1995.

(C) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1995. The date shown is the longer of the reset or demand date.

     FHLMC--Federal Home Loan Mortgage Corporation
     FNMA--Federal National Mortgage Association
     RB--Revenue Bond
     RTC--Resolution Trust Corporation
     STRIPS--Separately Trading of Registered Interest and Principal of
     Securities

INTERMEDIATE TERM INCOME FUND

Description                               Par (000) Value (000)

U.S. TREASURY OBLIGATIONS--59.8%
U.S. Treasury Notes
5.500%, 07/31/97                          $12,590     $12,517
5.125%, 02/28/98                           11,115      10,926
5.125%, 11/30/98                           10,615      10,368
6.750%, 04/30/00                            5,230       5,377
6.250%, 02/15/03                            8,915       8,966
7.250%, 08/15/04                            5,770       6,166

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $53,380)                                         54,320

OTHER MORTGAGED BACKED OBLIGATIONS--9.9%
Drexel Burnham Lambert Trust S2
9.000%, 08/01/18                               91          96
GECMS
6.000%, 04/25/09                            2,925       2,822
Kidder Peabody Mortgage Assets
Trust 6F
7.950%, 07/20/18                              513         516
MDC Mortgage Funding P3
8.200%, 11/20/17                               22          23
Morgan Stanley Mortgage Trust W5
9.050%, 05/01/18                              168         177
Prudential Home Mortgage Securities
1992-A3
7.000%, 04/25/99                            1,978       2,010
Prudential Home Mortgage Securities
Remic 1994-28
6.801%, 09/25/01                            2,275       2,239
Resolution Trust 1991-M6 B2
7.000%, 06/25/21 (B)                        1,170       1,154

TOTAL OTHER MORTGAGED BACKED OBLIGATIONS
(Cost $8,828)                                           9,037

CORPORATE OBLIGATIONS--9.5%
Bear Stearns
6.500%, 06/15/00                            2,800       2,779
Cigna
7.400%, 01/15/03                            3,075       3,106
Farmers Group
8.250%, 07/15/96                              320         325
GMAC
7.650%, 01/16/98                            2,385       2,451

TOTAL CORPORATE OBLIGATIONS
(Cost $8,768)                                           8,661

ASSET BACKED SECURITIES--7.4%
BW Home Equity Trust 1990-1 1
9.250%, 09/15/05                               25          26
Chemical Financial Acceptance 1991-A 1
6.450%, 12/15/97                              577         577
Fleet Finance Home Equity 1990-1
8.900%, 01/16/06                               90          92
Household Finance Home Equity 1993-2 A3
4.650%, 12/20/08                          $ 2,101     $ 2,044
Olympic Auto Receivables Trust 1993-D
4.750%, 07/15/00                            1,574       1,550
Olympic Auto Receivables Trust 1994-A
5.700%, 01/15/01                              368         366
Zale Funding Series 94-1, Class B
7.500%, 05/15/03 (B)                        2,000       2,036

TOTAL ASSET BACKED SECURITIES
(Cost $6,669)                                           6,691

U.S. GOVERNMENT AGENCY MORTGAGE-BACKED
OBLIGATIONS--6.6%
FHLMC
6.000%, 11/15/08                            3,500       3,188
7.550%, 05/15/20                               93          92
8.000%, 10/15/20                            2,630       2,704
FNMA
14.750%, 03/01/12                               1           1

TOTAL U.S. GOVERNMENT AGENCY MORTGAGE-BACKED
OBLIGATIONS
(Cost $6,192)                                           5,985

MASTER NOTES--1.6%
Goldman Sachs
5.830%, 10/03/95 (A)                        1,435       1,435

TOTAL MASTER NOTES
(Cost $1,435)                                           1,435

REPURCHASE AGREEMENTS--4.1%
J.P. Morgan 6.358%, dated 09/29/95,
matures 10/02/95, repurchase price
$1,126,239 (collateralized by various
U.S. Treasury STRIPS, total par value
$3,523,710, 11/15/00 - 11/15/24,
total market value $1,148,162)             1,126       1,126

Merrill Lynch 5.830%, dated 09/29/95,
matures 10/02/95, repurchase price
$2,557,464 (collateralized by various
U.S. Treasury Bills, total par value
$546,114, 03/07/96 - 09/19/96: U.S.
Treasury Bonds, total par value
$1,601,826, 7.625% - 13.750%,
11/15/03 - 11/15/10: total market
value $2,607,398)                          2,556       2,556

TOTAL REPURCHASE AGREEMENTS
(Cost $3,682)                                          3,682

TOTAL INVESTMENTS--98.9%
(Cost $88,954)                                        89,811

OTHER ASSETS AND LIABILITIES--1.1%
Other assets and liabilities, Net                      1,001

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 8,887,937 outstanding shares                $87,916

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based on 245,108
outstanding shares                                     2,494

Undistributed net investment income                        1

Accumulated net realized loss on investments            (456)

Net unrealized appreciation of investments               857

TOTAL NET ASSETS:--100.0%                            $90,812

NET ASSET VALUE, OFFERING PRICE, AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL CLASS       $ 9.94

NET ASSET VALUE AND REDEMPTION PRICE
PER SHARE--RETAIL CLASS A                             $ 9.94

MAXIMUM SALES CHARGE OF 3.75%+                          0.39

OFFERING PRICE PER SHARE--RETAIL CLASS A              $10.33

The accompanying notes are an integral part of the financial statements.

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30,1995. The date shown is the longer of the reset date or the demand date.

(B) Security sold within the terms of a private placement memorandum, exempt from registration under section 144A of the Securities Act of 1933, as amended, and maybe sold only to dealers in that program or other "accredited investors." These securities have been determined to be liquid under the guidelines established by the Board of Directors.

     FHLMC--Federal Home Loan Mortgage Corportation
     FNMA--Federal National Mortgage Association
     GMAC--General Motors Acceptance Corporation
     GECMS--General Electric Capital Marketing Service
     STRIPS--Separately Trading of Registered Interest and Principal of
     Securities



FIXED INCOME FUND

Description                             Par (000) Value (000)

U. S. TREASURY OBLIGATIONS--53.3%
U.S. Treasury Bond
7.125%, 02/15/23                         $39,865     $ 42,258
U.S. Treasury Notes
5.500%, 07/31/97                          41,865       41,624
5.125%, 02/28/98                          28,780       28,291
5.125%, 11/30/98                           9,725        9,499
6.750%, 04/30/00                          29,365       30,191
7.250%, 08/15/04                           9,315        9,955
U.S. Treasury STRIPS
0.000%, 02/15/99                           1,055          866

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $158,734)                                       162,684

OTHER MORTGAGE-BACKED OBLIGATIONS--17.7%
Collateralized Mortgage Corporation
88-13 C
8.000%, 09/20/19                             126          128
Countrywide Mortgage-Backed
Securities 1994-GA3
6.500%, 04/25/24                           2,380        2,331
Drexel Burnham Lambert Trust S-2
9.000%, 08/01/18                             796          840
General Electric Capital Marketing
1994-12 A4
6.000%, 04/25/09                           3,125        3,015
General Electric Capital Mortgage
1994-11 A1
6.500%, 03/25/24                           4,295        4,271
General Electric Capital Mortgage
1994-17 A6
7.000%, 05/25/24                           7,000        6,877
General Electric Capital Mortgage
1994-17 A7
7.000%, 05/25/24                           5,179        4,885
Goldman Sachs Trust 1 A
6.388%, 05/01/17 (A)                       6,454        6,450
J.P. Morgan Commercial Mortgage
Finance 1995-C1 B
7.618%, 07/25/10                          10,329       10,444
Merrill Lynch Mortgage Investors
1993-A4
6.875%, 03/15/18 (A)                       6,000        6,000
Prudential Home Mortgage Securities
1994-28
6.801%, 09/25/01 (C)                       5,975        5,882
Prudential Home Mortgage Securities
1994-6 A3
7.000%, 04/25/99                             848          861
Residential Funding 1992-36 A2 P11
5.700%, 11/25/07                           1,097        1,079
RTC 1991-M6 B2
7.000%, 06/25/21 (C)                         924          912

TOTAL OTHER MORTGAGE-BACKED OBLIGATIONS
(Cost $52,850)                                         53,975

CORPORATE DEBT OBLIGATIONS--11.0%
Bear Stearns
9.125%, 04/15/98                         $ 1,000      $ 1,061
8.750%, 03/15/04                           1,000        1,105
Cigna
7.400%, 01/15/03                          10,250       10,352
Farmers Group
8.250%, 07/15/96                           1,755        1,785
General Foods
6.000%, 06/15/01                           1,440        1,413
General Motors Acceptence
6.150%, 05/11/98                           2,025        2,012
Morgan Stanley Group
7.320%, 01/15/97                             250          253
Nationsbank
7.750%, 08/15/04                           1,000        1,060
Santander Financial Issuances
6.800%, 07/15/05                           9,465        9,311
Torchmark
9.625%, 05/01/98                             250          268
7.875%, 05/15/23                           5,000        5,038

TOTAL CORPORATE DEBT OBLIGATIONS
(Cost $33,467)                                         33,658

U.S. GOVERNMENT AGENCY MORTGAGE-BACKED
OBLIGATIONS--6.2%
FHLMC
6.000%, 11/15/08                           1,275        1,162
6.500%, 12/15/23                           5,439        5,008
6.500%, 01/15/24                           6,445        5,429
7.000%, 02/15/24                           7,133        7,180

TOTAL U.S. GOVERNMENT AGENCY MORTGAGE-BACKED
OBLIGATIONS
(Cost $18,176)                                         18,779

ASSET BACKED SECURITIES--4.4%
BW Home Equity Trust 1990-1 1
9.250%, 09/15/05                              81           84
CoreStates Home Equity Trust 1994-2 A2
7.000%, 10/15/09                           6,500        6,501
Dillon Reed Structured Finance
1993-K1 A1
6.660%, 08/15/10                             580          558
Kidder Peabody Acceptance Brandon
Development
7.870%, 01/01/16 (C)                         628          569
Kidder Peabody Acceptance Lake Mary
Development
7.870%, 01/01/16 (C)                       1,296        1,174
Morgan Stanley Mortgage Trust
9.050%, 05/01/18                          $   40     $     42
Olympic Auto Receivables Trust 1994-A
5.700%, 01/15/01                             473          470
Zale Funding 1994-1 B
7.500%, 05/15/03 (C)                       4,100        4,174

TOTAL ASSET BACKED SECURITIES
(Cost $12,950)                                         13,572

TAXABLE MUNICIPAL BONDS--3.1%
Minneapolis, Minnesota, Single Family Mortgage,
Callable 10/01/05 @ 100 (RB)
6.920%, 04/01/09                           8,415        8,415
San Diego County, California Pension
Obligation, Series A(RB)(AMBAC)
6.560%, 08/15/06                           1,000          980

TOTAL MUNICIPAL BONDS
(Cost $9,383)                                           9,395

MASTER NOTE--1.0%
Goldman Sachs
5.830%, 10/3/95 (B)                        2,960        2,960

TOTAL MASTER NOTE
(Cost $2,960)                                           2,960

REPURCHASE AGREEMENT--5.0%
J.P. Morgan 6.358%, dated 09/29/95,
matures 10/02/95, repurchase price
$6,766,517 (collateralized by various
U.S. Treasury STRIPS, total par value
$21,170,673, 05/15/00 - 05/15/24:
total market value $6,898,232)             6,763        6,763

Merrill Lynch 5.830%, dated 09/29/95,
matures 10/02/95, repurchase price
$8,381,012 (collateralized by various
U.S. Treasury Bills, total par value
$1,789,657, 03/07/96 - 09/19/96: U.S.
Treasury Bonds, total par value
$5,249,310, 7.625% - 13.750%,
11/15/03 - 11/15/10: total market
value $8,544,647)                          8,377        8,377

TOTAL REPURCHASE AGREEMENT
(Cost $15,140)                                         15,140

TOTAL INVESTMENTS--101.7%
(Cost $303,659)                                       310,163

OTHER ASSETS AND LIABILITIES--(1.7%)
Other Assets and Liabilities, Net                      (5,214)

NET ASSETS:
Portfolio Shares--Institutional Class ($.0001
par value--2 billion authorized) based on
26,410,097 outstanding shares                        $280,882

Portfolio Shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 715,075
outstanding shares                                      7,906

Portfolio Shares--Retail Class B ($.0001 par
value--2 billion authorized) based on 665,639
outstanding shares                                      7,159

Undistributed net investment income                       134

Accumulated net realized gain on investments            2,364

Net unrealized appreciation of investments              6,504

TOTAL NET ASSETS:--100.0%                            $304,949

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION

PRICE PER SHARE--INSTITUTIONAL CLASS                 $  10.97

NET ASSET VALUE AND REDEMPTION PRICE
PER SHARE--RETAIL CLASS A                              $10.98

Maximum sales charge of 3.75%+                           0.43

OFFERING PRICE PER SHARE--RETAIL CLASS A               $11.41

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                              $10.94

The accompanying notes are an integral part of the financial statements.

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%.

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1995.

(B) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1995. The date shown is the longer of the reset date or the demand date.

(C) Security sold within the terms of a private placement memorandum, exempt from registration under section 144A of the Securities Act of 1993, as amended, and may be sold only to dealers in that program or other "accredited investors." These securities have been determined to be liquid under guide lines established by the Board of Directors.

     AMBAC--American Municipal Bond Assurance Company
     FHLMC--Federal Home Loan Mortgage Corporation
     RB--Revenue Bond
     RTC--Resolution Trust Corporation
     STRIPS--Separately Trading of Registered Interest and Principal of
     Securities



INTERMEDIATE GOVERNMENT BOND FUND

Description                              Par (000) Value (000)

U.S. TREASURY OBLIGATIONS--85.3%
U.S. Treasury Notes
6.125%, 07/31/96                         $ 3,000    $ 3,009
6.250%, 08/31/96                           3,000      3,013
6.875%, 10/31/96                           3,500      3,540
6.500%, 05/15/97                           2,000      2,020
6.500%, 08/15/97                           7,000      7,079
7.375%, 11/15/97                          11,500     11,834
7.875%, 04/15/98                           6,000      6,275
5.125%, 11/30/98                           4,500      4,395
6.750%, 05/31/99                           9,000      9,224
6.875%, 07/31/99                           3,000      3,088
7.125%, 09/30/99                           9,000      9,352
6.875%, 03/31/00                           4,000      4,130
6.250%, 05/31/00                           1,000      1,009
7.875%, 08/15/01                           2,000      2,175
7.500%, 11/15/01                           5,750      6,158
7.500%, 05/15/02                           2,000      2,151
6.375%, 08/15/02                             250        254
7.250%, 05/15/04                           8,600      9,178

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $84,794)                                       87,884

U.S. GOVERNMENT AGENCY OBLIGATIONS--11.9%
FHLB
6.200%, 01/22/96                           2,000      2,004
7.900%, 12/20/96                           1,000      1,003
7.750%, 02/26/97                           3,000      3,076
7.870%, 12/15/97                           3,000      3,113
6.975%, 07/26/99                           1,000      1,032
7.440%, 08/10/01                           1,000      1,057
SLMA
6.490%, 05/01/96 (A)                       1,000      1,005

TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS
(Cost $12,039)                                       12,290

REPURCHASE AGREEMENTS--0.6%
Merrill Lynch 5.830%, dated 09/29/95,
matures 10/02/95, repurchase price
$625,824 (collateralized by various
U.S. Treasury Bills, total par value
$133,637, 06/07/96-09/19/96: U.S.
Treasury Bonds, total par value
$391,975, 7.625%-12.750%,
11/15/03-11/15/10: total market value
$638,043)                                    626        626

TOTAL REPURCHASE AGREEMENTS
(Cost $626)                                             626

TOTAL INVESTMENTS--97.8%
(Cost $97,459)                                      100,800

OTHER ASSETS AND LIABILITIES--2.2%
Other Assets and Liabilities, Net                   $ 2,228

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized) based on
10,785,155 outstanding shares                        96,942

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based on
307,668 outstanding shares                            2,891

Undistributed net investment income                       9

Accumulated net realized loss on investments           (155)

Net unrealized appreciation of investments            3,341

TOTAL NET ASSETS:--100.0%                          $103,028

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION PRICE
PER SHARE--INSTITUTIONAL CLASS                       $ 9.29

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                                $ 9.29

MAXIMUM SALES CHARGE OF 3.00%+                         0.29

OFFERING PRICE PER SHARE--RETAIL CLASS A             $ 9.58

The accompanying notes are an integral part of the financial statements.

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.00%.

(A) Floating Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1995.

     FHLB--Federal Home Loan Bank
     SLMA--Student Loan Marketing Association

MORTGAGE SECURITIES FUND

Description                      Par (000) Value (000)

U.S. GOVERNMENT AGENCY MORTGAGE-BACKED
OBLIGATIONS--76.5%
FHLMC
7.250%, 12/01/98                   $   80    $   80
7.750%, 10/01/01                       64        64
8.500%, 10/01/01                       55        57
8.500%, (REMIC) Pool 118-E
 05/15/05                             248       249
7.400%, (REMIC) Pool 1342-F
 10/15/05                           1,550     1,558
6.500%, 09/01/07                      214       207
8.000%, 04/01/08                      268       272
8.000%, 10/01/08                      135       137
6.000%, (CMO) Pool 1606-H
 11/15/08                             615       560
8.750%, 09/01/09                      372       384
8.500%, 01/01/10                      123       127
14.500%, 02/01/11                       2         2
8.000%, 06/01/16                       97        98
9.000%, 07/01/16                       54        56
8.000%, 10/01/16                      133       135
7.500%, 11/01/16                      102       102
5.000%, 11/15/17                    1,500     1,448
FNMA
8.000%, 08/01/96                        2         2
8.670%, 06/01/97 (A)                   20        19
6.000%, (REMIC) Pool 1993-212
 10/25/98                           1,148     1,144
5.750%, (REMIC) Pool 1993-181-DA
 11/25/98                             962       952
8.000%, 05/01/08                      207       212
6.000%, 06/25/08                    1,300     1,209
7.000%, 11/25/10                      151       151
14.750%, 03/01/12                      52        60
5.900%, (REMIC) Pool 1993-G93-26
 07/25/15                           1,500     1,464
8.250%, (REMIC) Pool G-19-D
 07/25/15                             730       732
8.500%, 01/01/17                      167       173
7.500%, 04/01/18                       99       100
7.000%, (REMIC) Pool 1992-180-H
 10/25/19                           1,500     1,495
6.750%, 11/25/19                    1,000       986
5.000%, (REMIC) Pool 1993-97
 05/25/23                           1,400     1,334
GNMA
10.250%, 05/15/98                      41        44
10.750%, 09/15/98                      34        37
10.750%, 10/15/00                      71        77
10.750%, 01/15/01                     100       108
6.500%, 06/15/03                      147       142
8.000%, 08/15/06                      117       121
8.000%, 08/15/07                      174       179
8.500%, 07/15/08                       36        38
8.500%, 08/15/08                      249       259
9.500%, 08/15/09                       12        13
14.000%, 10/15/12                       9        11
12.000%, 03/15/14                      55        63
12.000%, 03/15/15                      28        32
12.000%, 04/15/15                      25        29
12.000%, 06/15/15                  $   47   $    53
10.000%, 03/15/16                      28        31
9.500%, 09/15/16                      181       194
9.000%, 10/15/16                       17        18
9.000%, 02/15/17                      344       362
9.500%, 11/15/18                      404       431
6.500%, 02/16/23                    2,297     2,207

TOTAL U.S. GOVERNMENT AGENCY MORTGAGE-BACKED
OBLIGATIONS
(Cost $19,890)                               20,018

OTHER MORTGAGE-BACKED OBLIGATIONS--15.1%
American Housing Trust 3 B
7.500%, 08/25/12                         1,062       1,066
Bear Stearns Secured Investors Trust
1991-2 E
7.500%, 12/20/98                         1,500       1,519
Collateralized Mortgage Obligation
Trust 63 D
9.000%, 04/20/97                           897         901
Morgan Stanley Mortgage Trust W 5
9.050%, 05/01/18                           427         450

TOTAL OTHER MORTGAGE-BACKED OBLIGATIONS
(Cost $3,936)                                        3,936

U. S. TREASURY OBLIGATIONS--3.7%
U.S. Treasury Notes
6.750%, 04/30/00                           480         493
6.250%, 02/15/03                           480         483

TOTAL U. S. TREASURY OBLIGATIONS
(Cost $962)                                            976

REPURCHASE AGREEMENTS--3.9%
Merrill Lynch 5.830%, dated 09/29/95,
matures 10/02/95, repurchase price
$1,014,251 (collateralized by various
U.S. Treasury Bills, total par value
$216,580, 03/07/96 - 09/19/96: U.S.
Treasury Bonds, total par value $635,259,
7.625% - 13.750%, 11/15/03 - 11/15/10:
total market value $1,034,053)                       1,014

TOTAL REPURCHASE AGREEMENTS (Cost $1,014)            1,014

TOTAL INVESTMENTS--99.2% (Cost $25,802)             25,944

OTHER ASSETS AND LIABILITIES--0.8%
Other Assets and Liabilities, Net                      214

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 2,545,986 outstanding shares              $25,862

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based on
18,431 outstanding shares                              185

Accumulated net realized loss on investments           (31)

Net unrealized appreciation of investments             142

TOTAL NET ASSETS:--100.0%                          $26,158

NET ASSET VALUE, OFFERING PRICE AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS               $ 10.20

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                              $ 10.20

MAXIMUM SALES CHARGE OF 3.75%+                        0.40

OFFERING PRICE PER SHARE--RETAIL CLASS A           $ 10.60


The accompanying notes are an integral part of the financial statements.

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.75%

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1995.

     CMO--Collateralized Mortgage Obligation
     FHLMC--Federal Home Loan Mortgage Corporation
     FNMA--Federal National Mortgage Association
     GNMA--Government National Mortgage Association
     REMIC--Real Estate Mortgage Investment Conduit



LIMITED TERM TAX FREE INCOME FUND

Description                            Par (000)/Shares Value (000)

MUNICIPAL BONDS--88.4%

ALASKA--3.7%
North Slope Borough, Series 1994 B (GO)
(CGIC)
5.200%, 06/30/96                               $250      $252

ARIZONA--6.0%
Maricopa County, Elementary School
District #17 (GO) (AMBAC)
0.000%, 07/01/98                                465       413

CALIFORNIA--7.0%
Roseville, Joint Union High School
District (GO) (FGIC)
0.00%, 08/01/97                                 250       232
San Gorgonio, Memorial Health Care
District, Insured Health Facility,
Series 95 (RB) (CMI)
5.150%, 06/01/97                                250       252
                                                          484

COLORADO--9.0%
Adams County (GO)
7.200%, 12/15/97                                200       208
Denver City & County Airport, Series C,
Mandatory Put @ 100 (RB) (ST)
6.000%, 04/01/97 (B)                            400       410

TOTAL COLORADO                                            618

ILLINOIS--3.7%
Aurora, Kane, & Dupage Counties, Single
Family Mortgage, Series 95 A (RB)
(GNMA) (AMT)
6.100%, 04/01/08                                250       251

MASSACHUSETTS--3.7%
Housing Finance Agency, Insured Rental
Housing, Series A (RB) (AMBAC) (AMT)
4.900%, 01/01/97                                250       251

MINNESOTA--32.4%
Crosby, Minnesota Power & Light (RB)
4.600%, 06/01/96 (A)                            240       240
Dakota County, Housing & Redevelopment
Authority, Callable 04/01/05 @ 102 (RB)
(AMT) (GNMA/FNMA)
6.000%, 10/01/14                                250       248
Fridley, Commercial Development,
Mandatory Put @ 100 (RB) (AMT)
4.900%, 09/01/96 (B)                            235       236
Housing Finance Agency, Single Family
Mortgage, Series C (RB)
5.800%, 07/01/96                           $    180    $  181
Minneapolis, Special School District #1
(COP) (MLO)
4.750%, 06/01/96                                300       301
Northern Municipal Power Agency (RB)
7.000%, 01/01/97                                220       226
Southern Municipal Power Agency (RB)
5.000%, 01/01/98                                250       253
St Paul, Independent School District
#625 (GO) (ISF)
6.500%, 02/01/97                                300       312
West St. Paul, School District #197
(GO) (ISF) (MBIA)
0.000%, 02/01/98                                250       226
                                                        2,223

MISSISSIPPI--7.3%
Delta Correctional Facilities Authority
(RB) (CGIC) (MLO)
4.450%, 07/01/98                                500       501

TENNESSEE--4.0%
Local Development Authority,
Community Provider Loan Program (RB)
4.600%, 10/01/96                                275       276

TEXAS--4.8%
State (GO)
6.700%, 12/01/96                                320       330

WISCONSIN--3.1%
Williams Bay, School District (GO)
(AMBAC)
7.125%, 04/01/98                                200       213

WYOMING--3.7%
State Student Loan Program (RB) (AMT)
6.000%, 12/01/97                                250       255

TOTAL MUNICIPAL BONDS
(Cost $6,009)                                           6,067

CASH EQUIVALENTS--9.6%
Federated Minnesota Municipal Cash
Trust                                       336,160       336
Federated Tax Free Money Market             324,798       325

TOTAL CASH EQUIVALENTS
(Cost $661)                                               661

TOTAL INVESTMENTS--98.0%
(Cost $6,670)                                           6,728

OTHER ASSETS AND LIABILITIES--2.0%
Other Assets and Liabilities, Net                         138

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 630,929 outstanding shares                    $6,281

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based
on 51,708 outstanding shares                              512

Undistributed net investment income                        16

Accumulated net realized loss on investments               (1)

Net unrealized appreciation on investments                 58

TOTAL NET ASSETS:--100.0% $6,866

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS $10.06

NET ASSET VALUE AND REDEMPTION PRICE PER SHARE--
RETAIL CLASS A                                         $10.06

MAXIMUM SALES CHARGE OF 2.00%+                           0.21

OFFERING PRICE PER SHARE--RETAIL CLASS A               $10.27

The accompanying notes are an integral part of the financial statements.

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 2.00%.

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1995.

(B) Mandatory Put Security--the mandatory put date is shown as the maturity date on the Statement of Net Assets.

     AMT--Alternative Minimum Tax
     AMBAC--American Municipal Bond Assurance Company
     CGIC--Capital Guaranty Insurance Company
     CMI--California Mortgage Insurers
     COP--Certificates of Participation
     FNMA--Federal National Mortgage Association
     FGIC--Financial Guaranty Insurance Corporation
     GNMA--Government National Mortgage Association
     GO--General Obligation
     ISF--Insured by State Funds
     MBIA--Municipal Bond Insurance Association
     MLO--Municipal Lease Obligation
     RB--Revenue Bond
     ST--Sumitomo Trust


INTERMEDIATE TAX FREE FUND

Description                         Par (000)/Shares Value (000)

MUNICIPAL BONDS--94.6%

CALIFORNIA--8.8%
Contra Costa, Water District, Callable
10/01/04 @ 102 (RB) (MBIA)
5.800%, 10/01/07                            $1,000    $1,041
Orange County, Refunding Recovery (RB)
(MBIA)
5.000%, 06/01/01                               500       503
Orange County, Transportation Authority, Callable
02/15/02 @ 102 (RB)
5.700%, 02/15/03                               200       205
San Bernadino County, Medical Center,
Series A (MLO) (MBIA)
4.800%, 08/01/00                               500       507
San Diego, District Number 1 Park
Facilities, Callable 01/01/04 @ 101, (RB)
5.625%, 01/01/06                               200       208
State Health Facilities Authority,
Callable 10/01/98 @ 102 (RB) (CMI)
7.250%, 10/01/99                               500       538
Suisun City, Redevelopment Agency Tax Allocation,
Pre-refunded @ 102 (RB)
7.250%, 04/01/00 (A)                         1,000     1,131
                                                       4,133

COLORADO--8.5%
Arvada, Sales & Use Tax, Callable
12/01/2002 @ 100 (RB) (FGIC)
5.900%, 12/01/05                             1,000     1,045
Colorado Springs Utilities, Crossover
Refunding, Series A (RB)
6.350%, 11/15/01                             1,000     1,105
State Health Facilities Authority, Vail
Valley Medical Center, Series A (RB)
5.300%, 01/15/00                               500       500
5.450%, 01/15/01                               500       500
State Housing Finance Authority, Single
Family Mortgages, Callable 08/01/99 @
102 (RB) (FHA/VA)
7.400%, 08/01/09                               815       839
                                                       3,989

FLORIDA--2.4%
North Brevard County, Health, Hospital,
& Nursing Home Improvements, Jess
Parish Memorial Hospital (RB) (AMBAC)
6.800%, 09/01/96                                15        15
Reedy Creek, Utility, Callable 10/01/97
@ 102 (RB)
8.900%, 10/01/03                             1,000     1,105
                                                       1,120

ILLINOIS--5.5%
Aurora, Kane, & Dupage Counties, Single
Family Mortgage, Series 1995-A (RB)
(GNMA) (AMT)
6.100%, 04/01/08                            $  750    $  754
Peoria, Moline, & Freeport, Single
Family Mortgages, Series 1995-A,
Callable 10/01/05 @103 (RB) (AMT)
5.600%, 10/01/10 (B)                         1,270     1,272
State Development Finance Authority,
Lockport Township High School
(RB)(FGIC)
0.000%, 01/01/01                               750       582
                                                       2,608

INDIANA--0.9%
Perry Township, Multi-School Building, Escrowed To
Maturity (RB) (STAID)
7.000%, 07/01/97                                15        16
State Housing Finance Authority,
Callable 01/01/98 @ 102.5 (RB) (FPI)
7.800%, 01/01/99                               415       429
                                                         445

IOWA--0.2%
Davenport, Home Ownership Mortgage,
Series 1994 (RB)
4.000%, 03/01/03                                75        74

MICHIGAN--5.0%
Dearborn School District, Callable
05/01/03 @ 101.5 (GO) (MBIA)
4.850%, 05/01/05                             1,100     1,079
Detroit, Pre-refunded @ 102 (GO)
8.000%, 04/01/01 (A)                         1,000     1,176
St. Joseph, Hospital Finance Authority
(RB) (AMBAC)
4.750%, 01/01/02                               100        99
                                                       2,354

MINNESOTA--16.3%
Anoka County, Solid Waste Disposal (RB)
(CFC) (AMT)
6.000%, 12/01/98                             1,000     1,042
Bloomington, Mall of America, Series A,
Callable 02/01/04 @ 100 (RB)
5.450%, 02/01/09                             1,000     1,023
Burnsville Apartment Projects, Series A,
Putable 12/01/98 @ 100, Callable 06/01/95
@ 101 (RB)
5.000%, 12/01/08                             1,000     1,000
Minneapolis & St Paul, Housing &
Redevelopment Authority, Callable
11/15/03 @ 102 (RB) (AMBAC)
4.750%, 11/15/18                            $1,000    $  845
Minneapolis, Hennepin Avenue,
Series C (GO)
6.200%, 03/01/02                               800       860
Robbinsdale, North Memorial Medical
Center, Callable 05/15/03 @ 102 (RB)
(AMBAC)
5.450%, 05/15/13                             1,000       958
Southern Minnesota Municipal Power
Authority, Callable 01/01/03 @ 102 (RB)
(FGIC)
5.000%, 01/01/06                               500       496
Wayzata, School District, Series B,
Callable 02/01/03 @ 100 (RB) (FGIC)
4.900%, 02/01/07                             1,500     1,435
                                                       7,659

MISSISSIPPI--2.0%
Delta Correctional Facilities Authority
(RB) (MLO) (FGIC)
4.950%, 07/01/01                               925       934

MISSOURI--2.3%
Kansas City, School District (RB) (MLO) (FGIC)
6.300%, 02/01/00                             1,000     1,071

NEW JERSEY--2.2%
State Transportation System, Series A
(RB) (AMBAC)
5.200%, 12/15/00                             1,000     1,033

NEW MEXICO--1.7%
Farmington, Utility Systems, Escrowed
to Maturity (RB)
10.000%, 01/01/02                              685       814

NEW YORK--3.0%
Environmental Facilities, Pollution Control,
Callable 11/15/04 @ 102 (RB)
6.400%, 05/15/06                            1,250      1,405

NORTH DAKOTA--3.4%
Bismarck, Hospital Authority (RB)
(AMBAC)
6.250%, 05/01/99                            1,000      1,055
Fargo, Water Utilities, Callable
01/01/2000 @ 100 (RB)
5.900%, 01/01/02                              500        523
State Bank Capital Financing Program,
Series E (GO)
6.400%, 12/01/95                               20         20
                                                       1,598

OHIO--4.4%
Kings County, Local School District,
Callable 12/01/05 @100 (GO) (FGIC)
5.750%, 12/01/10                         $1,000       $1,020
West Clermont, Local School District,
Callable 12/01/05 @ 100 (GO) (AMBAC)
5.650%, 12/01/08                          1,030        1,061
                                                       2,081

OKLAHOMA--0.6%
Oklahoma County, Home Finance
Authority, Pre-refunded @ 100 (RB)
0.000%, 03/01/06 (A)                        790          262

OREGON--2.8%
Deschutes & Jefferson Counties,
School District (GO) (MBIA)
5.000%, 06/01/02                            500          511
Multnomah County, School District (GO)
5.100%, 06/01/03                            500          508
State (GO)
7.000%, 07/01/01                            250          283
                                                       1,302

PENNSYLVANIA--2.4%
Northumberland County, Commonwealth
Lease, Callable 10/15/01 @ 100 (RB) (MLO)
6.600%, 10/15/02                          1,000        1,108

PUERTO RICO--3.0%
Commonwealth (GO) (MBIA)
5.500%, 07/01/01                          1,000        1,050
Housing Finance Authority, Single
Family Mortgage (RB) (GNMA)
5.800%, 10/15/00                            250          256
6.000%, 02/01/02                            110          113
                                                       1,419

SOUTH DAKOTA--1.2%
Sioux Falls (GO) (MLO)
6.450%, 08/01/01                            500          549

TENNESSEE--1.1%
Nashville & Davidson County,
Metropolitan Government, Callable
12/01/01 @ 100 (GO)
6.200%, 12/01/09                            500          528

TEXAS--0.0%
San Antonio, Electric & Gas
Improvement (RB)
6.900%, 02/01/96                             15           15

UTAH--1.2%
Intermountain Power, Callable
07/01/98 @ 102 (RB)
7.625%, 07/01/08                         $  500       $  543

VIRGINIA--8.7%
Peninsula Regional Jail Authority
(RB) (MBIA)
5.300%, 10/01/09                          1,000          988
Riverside, Regional Jail Authority,
Callable 07/01/05 @ 102 (RB) (MBIA)
5.700%, 07/01/08                          2,000        2,079
Virginia Beach, Callable 11/01/04
@ 102 (GO) (STAID)
5.500%, 11/01/05                          1,000        1,018
                                                       4,085

WASHINGTON, D.C.--0.4%
District of Columbia, Callable
06/01/98 @ 101.5 (GO) (MBIA)
6.750%, 06/01/01                            200          213

WEST VIRGINIA--2.1%
State Hospital Finance Authority,
(RB) (MBIA)
5.000%, 09/01/05                          1,000          988

WISCONSIN--4.5%
Milwaukee County, Callable 09/01/02
@ 100 (GO)
5.550%, 09/01/03                          1,000        1,039
Oak Creek, Water Works System,
Callable 12/01/95 @ 100 (RB)
5.600%, 12/01/96                             25           25
State, Pre-refunded @ 100 (GO)
6.900%, 05/01/98 (A)                      1,000        1,062
                                                       2,126

TOTAL MUNICIPAL BONDS
(Cost $43,322)                                        44,456

CASH EQUIVALENTS--3.9%
Federated Minnesota Municipal Cash
Trust                                      782,812       783
Federated Tax Free Money Market          1,046,031     1,046

TOTAL CASH EQUIVALENTS
(Cost $1,829)                                          1,829

TOTAL INVESTMENTS--98.5%
(Cost $45,151)                                        46,285

OTHER ASSETS AND LIABILITIES--1.5%
Other Assets and Liabilities, Net                        723

NET ASSETS:
Portfolio shares--Institutional Class ($.0001 par
value--2 billion authorized) based on 4,295,302
outstanding shares                                   $44,561

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 91,683
outstanding shares                                       977

Undistributed net investment income                        1

Accumulated net realized gain on investments             335

Net unrealized appreciation of investments             1,134

TOTAL NET ASSETS:--100.0%                            $47,008

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS                 $ 10.72

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                                $ 10.72

MAXIMUM SALES CHARGE OF 3.00%+                          0.33

OFFERING PRICE PER SHARE--RETAIL CLASS A             $ 11.05

The accompanying notes are an integral part of the financial statements.

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.00%.

(A) The Pre-refunded date is shown as the maturity date on the Statement of Net Assets.

(B)  When issued security (Total cost $1,270,000)

     AMBAC--American Municipal Bond Assurance Company
     AMT--Alternative Minimum Tax
     CFC--National Rural Utilities Co-op Finance Corporation
     CMI--California Municipal Insurers
     COP--Certificates of Participation
     FGIC--Federal Guaranty Insurance Company
     FHA--Federal Housing Authority
     FPI--Foremost Pool Insurance
     GO--General Obligation
     GNMA--Government National Mortgage Association
     LOC--Letter of Credit
     MBIA--Municipal Bond Insurance Association
     MLO--Municipal Lease Obligation
     RB--Revenue Bond
     STAID--State Aid Withholding
     VA--Veterans Administration



COLORADO INTERMEDIATE TAX FREE FUND

Description                        Par (000)/Shares Value (000)

MUNICIPAL BONDS--97.2%

COLORADO--97.2%
Adams County, School District #12,
Callable 12/15/96 @ 101 (GO)
7.650%, 12/15/03                          $  975    $1,018
Arapahoe County, Cherry Creek School
District #5, Callable 12/15/00 @ 101
(GO)
6.800%, 12/15/01                           1,000     1,111
Arapahoe County, Cherry Creek School
District #5, Callable 12/15/95 @ 102
(GO)
5.600%, 12/15/97                           1,000     1,023
Auraria, Higher Education Center,
Callable 04/01/2003 @ 101 (RB) (FSA)
5.000%, 04/01/05                             500       494
Aurora, Callable 12/01/04 @ 101 (COP) (MLO)
6.000%, 12/01/06                           1,000     1,031
Aurora, Community College Project (RB)
(MLO) (CLE)
5.750%, 10/15/04                             500       524
Boulder County, Sales & Use Tax
(RB) (FGIC)
5.750%, 12/15/05                           1,000     1,048
Boulder Valley, School District #Re 2,
Callable 10/15/01 @ 100 (GO)
5.900%, 10/15/02                             500       531
5.900%, 10/15/03                             500       527
Boulder Valley, School District #Re 2,
Callable 12/01/04 @ 101, 12/01/06
@ 100 (GO) (STAID)
5.950%, 12/01/07                           1,000     1,061
Boulder, Callable 10/01/01 @ 101 (GO)
5.700%, 10/01/04                             250       262
Boulder, Larimer, & Weld Counties,
Vrain Valley School District #Re 1JT,
Callable 12/15/02 @ 101 (GO) (MBIA)
6.000%, 12/15/10                           1,000     1,036
Boulder, Larimer, & Weld Counties,
Vrain Valley School District,
Pre-refunded @ 101 (GO)
7.200%, 12/15/99 (A)                         500       556
Boulder, Urban Renwal Tax Allocation
(RB) (MBIA)
5.700%, 03/01/00                           1,250     1,309
Brighton, Callable 12/01/01
@ 101 (GO) (MBIA)
6.350%, 12/01/05                             500       536
Broomfield, Callable 11/01/96
@ 101 (GO)
7.600%, 11/01/03                           1,000     1,040
Centennial Water & Sanitation, Series A,
Callable 12/01/96 @ 101 (GO) (SWB)
4.750%, 12/01/97                          $  500    $  508
Colorado Springs, Series A, Callable
11/15/01 @ 102 (RB)
6.625%, 11/15/04                           1,000     1,111
6.500%, 11/15/15                             945       990
Denver, City & County Airport, Series C,
Mandatory Put @ 100 (RB) (ST)
6.000%, 12/01/25 (B)                       1,250     1,281
Denver, City & County Airport, Series D
(RB) (MORG)
4.500%, 11/15/25                             500       500
Denver, City & County School District
#1, Series A (GO)
5.200%, 12/01/03                             250       254
Douglas & Elbert Counties, School
District #1, Callable 12/15/04 @ 101
(GO) (MBIA)
6.400%, 12/15/11                           1,000     1,060
Eagle, Garfield, & Routt Counties,
School District #50 J, Callable
12/01/04 @ 102 (GO) (FGIC)
6.125%, 12/01/09                           1,290     1,348
El Paso County, School District
#2 Harrison (GO)
7.050%, 12/01/04                           1,000     1,134
El Paso County, School District
#20 (COP) (MLO)
6.100%, 12/01/99                             250       261
Fort Collins, Callable 12/01/02
@ 101 (GO)
5.550%, 12/01/03                             500       526
6.400%, 12/01/09                             575       612
Garfield, Pitkin, & Eagle Counties,
School District #1 (GO) (MBIA)
6.000%, 12/15/04                           1,000     1,078
Jefferson County, Industrial
Development (RB)
6.625%, 09/01/01                             250       270
Jefferson County, Metropolitain Y.M.C.A.,
Callable 08/01/04 @ 100 (RB)
7.500%, 08/01/08                           1,000     1,024
Jefferson County, School District #R 1,
Callable 12/15/02 @ 101 (GO) (AMBAC)
5.900%, 12/15/04                           1,000     1,064
La Plata County, School Districts #9 &
Durango, Callable 11/01/02 @ 101 (GO)
(FGIC)
6.200%, 11/01/05                           1,000     1,069
Larimer County, School District #R 1
Poudre (GO)
5.400%, 12/15/04                          $  750    $  756
Larimer, Weld, & Boulder Counties,
School District #R 2J Thompson,
Callable 12/15/04 @ 100 (GO)
5.900%, 12/15/06                           1,000     1,039
Longmont, Callable 09/01/01 @ 100 (GO)
6.000%, 09/01/03                             500       526
Louisville, Callable 06/01/98 @ 101
(GO) (FGIC)
7.200%, 12/01/04                             465       496
Morgan City, Pollution Control, Series
A, Callable 6/01/03 @ 101, 6/01/04 @
100 (RB) (MBIA)
5.500%, 06/01/12                           1,000       976
Northglenn, Callable 11/01/96 @ 101
(GO) (MBIA)
6.400%, 11/01/98                             500       516
7.125%, 11/01/06                             500       516
Platte River Power Authority,
Series BB (RB)
5.500%, 06/01/02                             500       524
Poudre Valley, Hospital District,
Pre-refunded @ 101 (RB)
6.700%, 11/15/98 (A)                         500       538
Pueblo County, Single Family Mortgage,
Callable 11/01/04 @ 102 (RB)
(GNMA/FNMA)
6.400%, 11/01/13                           1,100     1,115
Pueblo, Urban Renewal Authority,
Callable 12/1/03 @ 101 (RB) (AMBAC)
5.800%, 12/01/09                             840       860
Regional Transit District (RB)
5.750%, 11/01/01                           2,000     2,117
South Suburban Park & Recreation
District (GO) (MBIA)
0.000%, 12/15/01                           1,000       748
State Board of Agriculture, Fort Lewis
College (RB) (FGIC)
6.000%, 10/01/02                             250       268
State Housing Finance Authority (RB)
5.000%, 06/01/04                             160       153
State Housing Finance Authority,
Multi-family Housing,
Series A (RB) (FHA)
5.125%, 10/01/03                             695       675
State Housing Finance Authority,
Single Family Mortgage, Series B-1
(RB) (AMT)
5.875%, 06/01/11                           1,000       999
State Housing Finance Authority,
Single Family Mortgage, Series C-2
(RB) (FHA) (AMT)
6.850%, 08/01/22                          $  320   $   324
State Student Loan Obligation
Authority, Series A (RB)
6.250%, 06/01/96                             240       242
State Water Resource & Power
Development Authority, Callable
09/01/02 @ 101 (RB) (FSA)
5.900%, 09/01/03                             250       266
State Water Resource & Power
Development Authority, Clean Water
Project, Callable 09/01/02 @ 102 (RB)
5.800%, 09/01/06                           1,000     1,049
Steamboat Springs, Accommodations
Tax, Callable 03/01/04 @ 100 (RB)
(MBIA)
5.800%, 03/01/10                           1,000     1,019
Stonegate Village Metropolitain District,
Callable 12/01/02 @ 100 (GO)
6.300%, 12/01/04                             500       536
Summit County, School District #Re 1,
Callable 12/01/04 @ 101 (GO) (FGIC)
6.450%, 12/01/08                           1,250     1,350
Thornton (GO) (FGIC)
5.600%, 12/01/02                           1,000     1,054
Thornton, Callable 12/01/02 @ 101
(GO) (FGIC)
5.650%, 12/01/03                           1,000     1,058
University of Colorado, Callable
06/01/99 @ 101 (RB)
6.800%, 06/01/02                             300       322
University of Colorado, Hospital
Authority (RB) (AMBAC)
5.250%, 11/15/99                           1,400     1,449
Ute Water Conservancy District,
Callable 06/15/97 @ 100 (RB) (AMBAC)
7.700%, 06/15/02                           1,000     1,049
Westminster, Water & Wastewater
Utility Enterprise, Callable 10/01/04
@ 100 (RB) (AMBAC)
5.800%, 12/01/05                           1,000     1,055

TOTAL MUNICIPAL BONDS
(Cost $48,781)                                      50,792

CASH EQUIVALENTS--1.0%
Federated Tax Free Money Market            522,027     522

TOTAL CASH EQUIVALENTS
(Cost $522)                                            522

TOTAL INVESTMENTS--98.2%
(Cost $49,303)                                     $51,314

OTHER ASSETS AND LIABILITIES--1.8%
Other Assets and Liabilities, Net                      946

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 4,763,837 outstanding shares               47,866

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 208,333
outstanding shares                                   2,148

Undistributed net investment income                      2

Accumulated net realized gain on investments           233

Net unrealized appreciation on investments           2,011

TOTAL NET ASSETS:--100.0%                          $52,260

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE-INSTITUTIONAL CLASS                $ 10.51

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                              $ 10.51

MAXIMUM SALES CHARGE OF 3.00%+                        0.33

OFFERING PRICE PER SHARE--RETAIL CLASS A           $ 10.84

The accompanying notes are an integral part of the financial statements.

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.00%

(A) Pre-refunded Security--the pre-refunded date is shown as the maturity date on the Statement of Net Assets.

(B) Mandatory Put Security--the mandatory put date is shown as the maturity date on the Statement of Net Assets.

     AMT--Alternative Minimum Tax
     AMBAC--American Municipal Bond Assurance Company
     CLE--Connie Lee
     COP--Certificates of Participation
     FGIC--Federal Guaranty Insurance Corporation
     FHA--Federal Housing Authority
     FNMA--Federal National Mortgage Association
     FSA--Financial Security Assurance
     GNMA--Government National Mortgage Association
     GO--General Obligation
     MBIA--Municipal Bond Insurance Association
     MLO--Municipal Lease Obligation
     MORG--Morgan Guaranty
     RB--Revenue Bond
     ST--Sumitomo Trust
     STAID--State Aid Withholding
     SWB--Swiss Bank


MINNESOTA INSURED INTERMEDIATE TAX FREE FUND

Description                              Par (000) Value (000)

MUNICIPAL OBLIGATIONS--95.0%
MINNESOTA--95.0%
Anoka County, Capital Improvement,
Series C (GO)
5.550%, 02/01/05                           $2,000     $2,030
Anoka-Hennepin, Callable 02/01/03
@ 100 (GO) (FGIC)
4.875%, 02/01/07                              500        476
Becker, Pollution Control, Callable
04/01/99 @ 102 (RB)
6.800%, 04/01/07                            2,500      2,691
Becker, Tax Increment-Series D,
Callable 08/01/04 @ 100 (GO) (AMT)
(MBIA)
6.000%, 08/01/07                            2,500      2,606
Bloomington, Mall of America Project,
Series A, Callable 02/01/04 @ 100 (RB)
(FSA)
5.450%, 02/01/09                            2,850      2,914
Coon Rapids, Single Family Mortgage,
Callable 09/01/04 @ 102 (RB)
5.900%, 09/01/06                              430        434
Dakota County, Housing & Redevelopment
Authority, Single Family, Callable
09/01/98 @ 103 (RB) (GNMA,FHA/VA)
7.250%, 03/01/06                              770        774
Dakota County, Housing &
Redevelopment, Callable 04/01/05
@ 102 (AMT) (GNMA/FNMA)
6.000%, 10/01/14                            1,125      1,118
Dakota, Washington & Stearns Counties,
Single Family Mortgage, Callable
03/01/04 @ 102 (AMT) (RB) (FNMA)
6.000%, 09/01/04                              650        661
Duluth, Economic Development Authority, Health
Care Facilities, Callable
11/01/02 @ 102 (RB) (AMBAC)
6.100%, 11/01/04                              900        973
Minneapolis & St. Paul Metropolitan
Airports, Callable 01/01/09 @ 102 (RB)
(AMT)
7.800%, 01/01/11                            1,000      1,088
Minneapolis & St. Paul, Housing And
Redevelopment Authority, Health Care,
Callable 08/15/00 @ 102 (RB) (MBIA)
7.300%, 08/15/01                            1,000      1,123
Minneapolis & St. Paul, Housing
Finance Board, (RB) (AMT) (FNMA/GNMA)
6.800%, 11/01/08                            1,500      1,614
Minneapolis & St. Paul, Housing
Finance Board, Single Family Mortgage,
Series A (RB) (AMT) (GNMA,FHA/VA)
7.875%, 12/01/12                               40         41
Minneapolis, Community Development
Agency (RB) (MBIA)
7.000%, 03/01/01                           $2,500     $2,781
Minneapolis, Convention Center,
Pre-refunded @ 102 (RB) (AMBAC)
7.400%, 04/01/98 (B)                          500        519
Minneapolis, Health Care Facilities,
Callable 11/15/03 @ 102 (RB) (MBIA)
5.100%, 11/15/05                            1,000        986
Minneapolis, School District No. 1
(RB) (MLO) (AMBAC)
5.300%, 02/01/02                            1,000      1,011
Minnesota State Public Facility Authority,
Water Pollution Control, Callable
12/01/99 @ 100 (RB) (CGIC)
6.750%, 03/01/00                            1,000      1,094
Minnesota State, Housing &
Redevelopment Authority, Single
Family, Callable 04/01/04 @ 102 (RB)
(AMT) (FNMA)
6.250%, 10/01/04                            1,065      1,082
Minnesota State, Housing Financial
Agency, Single Family Mortgage, Series
D, Callable 01/01/04 @ 102 (RB)
(AMBAC)
4.800%, 07/01/04                              800        772
Minnesota State, Pre-refunded @ 100 (GO)
6.800%, 08/01/00 (B)                        2,790      2,978
Minnesota Tax-Exempt Mortgage Trust,
Series A (RB) (MLO) (Northwestern National)
5.615%, 08/01/96 (A)                          105        105
Minnesota Tax-Exempt Mortgage Trust,
Series C (RB) (MLO) (Northwestern National)
7.035%, 09/01/10 (A)                          891        885
Northern Minnesota Power Agency,
Callable 01/01/99 @ 102 (RB) (AMBAC)
7.250%, 01/01/00                              700        767
Northern Municipal Power Agency,
Minnesota Electric, Series A, Callable
01/01/03 @ 102 (RB) (AMBAC)
5.700%, 01/01/05                            2,000      2,080
Olmsted County Minnesota, Pre-refunded
@ 100 (GO)
6.550%, 02/01/98 (B)                        1,000      1,031
Olmsted County, Housing And
Redevelopment, Pre-refunded 02/01/01 @
100 (RB)
7.000%, 02/01/05 (B)                        1,025      1,143
Olmsted County, Pre-refunded 02/01/97
@ 100 (GO)
6.650%, 02/01/99 (B)                        1,000      1,034
Osseo, Independent School District (GO)
5.700%, 02/01/03                            2,000      2,053
Osseo, Independent School District,
Callable 02/01/03 @ 100 (GO) (FGIC)
5.400%, 02/01/05                              500        505
Plymouth Health Facilities, Callable
06/01/04 @ 102 (RB) (CGIC)
6.200%, 06/01/11                            1,360      1,413
Robbinsdale, North Memorial Medical
Center, Series B, Callable 05/15/03
@ 102 (RB) (AMBAC)
5.450%, 05/15/13                           $1,000     $  958
Rochester, St. Mary's Hospital,
Escrowed to Maturity (RB)
5.750%, 10/01/07                            3,000      3,145
Rosemount, Independent School
District, Series B (GO) (FGIC)
5.600%, 02/01/98                            1,000      1,031
Saint Louis Park, Hospital Revenue
Facilities, Methodist Hospital,
Series C, Pre-refunded @ 102 (RB)
(AMBAC)
7.150%, 07/01/00 (B)                        1,240      1,401
Southern Minnesota Municipal Power
Agency (RB) (MBIA)
4.850%, 01/01/07                              375        361
Southern Minnesota Municipal Power
Agency, Refunded Balance Series A,
Callable 01/01/03 @ 102 (RB)
5.600%, 01/01/04                              255        268
St Paul, Housing & Redevelopment
Authority, Callable 09/01/05 @ 102
(RB) (FNMA)
6.125%, 03/01/17                              500        506
St Paul, Independent School District (RB)
6.125%, 02/01/00                              525        562
St. Paul, Sewer Revenue Bond, Callable
06/01/03 @ 100 (RB) (AMBAC)
5.350%, 12/01/04                              800        810
Stearns County, Housing And
Redevelopment Authority, Callable
02/01/99 @ 102 (RB) (MLO) (AMBAC)
6.750%, 02/01/04                            1,665      1,788
Stillwater, Independent School
District, Callable 02/01/02 @ 100
(RB) (FGIC)
5.200%, 02/01/03                            2,500      2,547
Washington County, Housing And
Redevelopment Authority, Jail Facility (RB)
6.400%, 02/01/00                            1,000      1,070
Washington County, Housing And
Redevelopment Authority,
Pre-refunded @ 100 (RB)
6.800%, 02/01/04 (B)                        1,500      1,674
Washington County, Raymie Johnson
Apartments, Series C (GO) (FGIC)
6.000%, 01/01/10                            1,340      1,340
Wayzata Independent School District,
Series B, Callable 02/01/03 @ 100
(GO) (AMBAC)
4.900%, 02/01/07                            2,000      1,918
West St. Paul, Independent School
District (RB) (MBIA)
0.000%, 02/01/00                              545        443
Willmar, Independent School District,
Callable 02/01/02 @ 100 (GO) (AMBAC)
6.150%, 02/01/09                              100        104
                                                      60,708

TOTAL MUNICIPAL OBLIGATIONS
(Cost $58,482)                                       $60,708

CASH EQUIVALENTS--2.2%
Federated Minnesota Municipal
Cash Trust                              1,389,447      1,389

TOTAL CASH EQUIVALENTS
(Cost $1,389)                                          1,389

TOTAL INVESTMENTS--97.2%
(Cost $59,871)                                        62,097

OTHER ASSETS AND LIABILITIES--2.8%
Other Assets and Liablities, Net                       1,815

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 6,219,198 outstanding shares                 59,313

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 223,792
outstanding shares                                     2,162

Undistributed net investment income                        9

Accumulated net realized gain on investments             202

Net unrealized appreciation on investments             2,226

TOTAL NET ASSETS:--100.0%                            $63,912

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASSS                 $ 9.92

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                                 $ 9.92

MAXIMUM SALES CHARGE OF 3.00%+                          0.31

OFFERING PRICE PER SHARE--RETAIL CLASS A             $ 10.23

The accompanying notes are an integral part of the financial statements.

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 3.00%.

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1995. The date shown is the longer of the reset date or demand date.

(B) Mandatory Put Security--the mandatory put date is shown as the maturity date on the Statement of Net Assets.

     AMBAC--American Municipal Bond Assurance Company
     AMT--Alternative Minimum Tax
     CGIC--Capital Guaranty Insurance Company
     FGIC--Financial Guaranty Insurance Company
     FHA/VA--Federal Housing Authority/Veterans Administration
     FNMA--Federal National Mortgage Association
     FSA--Financial Security Assurance
     GNMA--Government National Mortgage Association
     GO--General Obligation
     MBIA--Municipal Bond Insurance Company
     MLO--Municipal Lease Obligation
     RB--Revenue Bond


ASSET ALLOCATION FUND

Description                    Shares/Par (000) Value (000)

COMMON STOCK--57.7%

AEROSPACE & DEFENSE--0.5%
Lockheed Martin                        1,152      $ 77
Loral                                    500        29
Raytheon                                 700        60
Rockwell International                 1,300        61
                                                   227

AGRICULTURE--0.1%
Pioneer Hi-Bred International            500        23

AIR TRANSPORTATION--0.2%
AMR*                                     500        36
Delta Air Lines                          300        21
Federal Express*                         300        25
Southwest Airlines                       900        23
U.S. Air Group*                          300         3
                                                   108

AIRCRAFT--1.0%
AlliedSignal                           1,700        75
Boeing                                 2,100       143
General Dynamics                         400        22
McDonnell Douglas                        700        58
Northrop                                 300        18
Teledyne                                 500        14
Textron                                  500        34
United Technologies                      700        62
                                                   426

APPAREL/TEXTILES--0.1%
Fruit of the Loom*                       500        10
Liz Claiborne                            600        15
Russell                                  400        10
V.F.                                     400        21
                                                    56

AUTOMOTIVE--1.4%
Chrysler                               2,300       122
Dana                                     600        17
Eaton                                    500        27
Echlin                                   400        14
Ford Motor                             6,400       199
General Motors                         4,500       211
Navistar International*                  800        10
Paccar                                   200         9
TRW                                      400        30
                                                   639

BANKS--3.8%
Banc One                               2,352        86
Bank of Boston                           700        33
Bank of New York                       1,200        56
BankAmerica                            2,200      $132
Bankers Trust New York                   500        35
Barnett Banks                            600        34
Boatmens Bancshare's                     800        30
Chase Manhattan                        1,000        61
Chemical Banking                       1,500        91
Citicorp                               2,400       170
CoreStates Financial                     800        29
First Chicago                            500        34
First Fidelity Bancorp                   500        34
First Interstate Bancorp                 500        50
First Union                            1,000        51
Fleet Financial Group                    800        30
Golden West Financial                    400        20
Great Western Financial                  800        19
H.F. Ahmanson                            700        18
J.P. Morgan                            1,100        85
KeyCorp                                1,400        48
MBNA                                     900        37
Mellon Bank                              900        40
National City                            900        28
Nationsbank                            1,600       108
NBD Bancorp                              900        34
Norwest                                2,000        66
PNC Bank                               1,400        39
Republic New York                        300        18
Shawmut National                         800        27
Suntrust Banks                           700        46
U.S. Bancorp                             600        17
Wachovia                               1,000        43
Wells Fargo                              300        56
                                                 1,705

BEAUTY PRODUCTS--1.0%
Avon Products                            400        29
Colgate-Palmolive                        900        60
Ecolab                                   500        14
International Flavors & Fragrances       700        34
Procter & Gamble                       4,100       315
                                                   452

BROADCASTING, NEWSPAPERS & ADVERTISING--0.8%
Capital Cities ABC                       900       106
CBS                                      425        34
Comcast, Cl A                          1,400        28
Interpublic Group                        500        20
Tele-Communications, Cl A*             3,900        68
Viacom, Cl B*                          2,215       110
                                                   366

BUILDING & CONSTRUCTION--0.2%
Centex                                  400       $ 12
Fluor                                   500         28
Foster Wheeler                          300         11
Halliburton                             700         29
Owens Corning Fiberglass*               300         13
                                                    93

BUSINESS SUPPLIES--0.0%
W.W. Grainger                           300         18

CHEMICALS--1.8%
Air Products & Chemical                 700         36
Dow Chemical                          1,600        119
E.I. du Pont de Nemours               3,300        227
Eastman Chemical                        500         32
FMC*                                    200         15
Great Lakes Chemical                    400         27
Hercules                                700         41
Monsanto                                700         71
Morton International                    900         28
Nalco Chemical                          400         14
PPG Industries                        1,200         56
Praxair                                 800         21
Rohm & Haas                             400         24
Union Carbide                           800         32
W.R. Grace                              600         40
                                                   783

COMMUNICATIONS EQUIPMENT--1.0%
Andrew*                                 200         12
DSC Communications*                     700         41
General Signal                          300          9
Harris                                  200         11
Motorola                              3,500        269
Northern Telecom                      1,500         53
Scientific-Atlanta                      500          8
Tellabs*                                500         21
                                                   424

COMPUTERS & SERVICES--2.0%
Apple Computer                          700         26
Cabletron Systems*                      400         26
Ceridian*                               300         13
Compaq Computer*                      1,600         77
Digital Equipment*                      900         41
Hewlett Packard                       3,100        258
IBM                                   3,400        323
Intergraph*                             600          7
Pitney Bowes                            900         38
Silicon Graphics*                     1,000         34
Tandem Computers*                     1,000         12
Tandy                                   400         24
Unisys*                               1,600         13
                                                   892

CONTAINERS & PACKAGING--0.1%
Ball                                    100     $    3
Crown Cork & Seal*                      500         19
Newell                                  900         23
                                                    45

DRUGS--4.5%
Abbott Laboratories                   4,800        205
Allergan                                400         13
Alza, Cl A*                             500         12
American Home Products                1,900        161
Amgen*                                1,600         80
Bristol-Myers Squibb                  3,000        219
Eli Lilly                             1,129        101
Guidant                               1,992         58
Johnson & Johnson                     3,900        289
Mallinckrodt Group                      500         20
Merck                                 7,400        414
Pfizer                                3,800        203
Schering Plough                       2,200        113
Upjohn                                1,000         45
Warner Lambert                          800         76
                                                 2,009

ELECTRICAL SERVICES--2.2%
American Electric Power               1,100         40
Baltimore Gas & Electric                900         23
Carolina Power & Light                  900         30
Central & South West                  1,200         31
Cinergy                                 900         25
Consolidated Edison New York          1,400         43
Detroit Edison                          900         29
Dominion Resources of Virginia        1,000         38
Duke Power                            1,200         52
Entergy                               1,400         37
FPL Group                             1,100         45
General Public Utilities                700         22
Houston Industries                      800         35
Niagara Mohawk Power                  1,000         13
Northern States Power                   400         18
Ohio Edison                             900         20
Pacific Gas & Electric                2,500         75
Pacificorp                            1,700         32
PECO Energy                           1,300         37
Public Service Enterprise Group       1,500         45
Raychem                                 300         14
SCEcorp                               2,700         48
Southern                              4,000         94
Texas Utilities                       1,400         49
Thomas & Betts                          200         13
Unicom                                1,300         39
Union Electric                          600         22
                                                   969

ENTERTAINMENT--0.5%
Harrah's Entertainment*                 650     $   19
King World Productions*                 300         11
Walt Disney                           3,100        178
                                                   208

ENVIRONMENTAL SERVICES--0.3%
Browning Ferris Industries            1,300         39
Laidlaw, Cl B                         1,700         15
WMX Technologies                      2,900         83
                                                   137

FINANCIAL SERVICES--1.4%
American Express                      2,900        129
Beneficial                              300         16
Dean Witter Discover                  1,046         59
FHLMC                                 1,100         76
FNMA                                  1,600        165
H & R Block                             600         23
Household International                 600         37
Merrill Lynch                         1,100         69
Salomon                                 600         23
Transamerica                            428         30
                                                   627

FOOD, BEVERAGE & TOBACCO--5.1%
Adolph Coors, Cl B                      400          7
American Brands                       1,100         46
Anheuser Busch                        1,500         94
Archer Daniels Midland                3,392         52
Brown Forman, Cl B                      400         16
Campbell Soup                         1,500         75
Coca Cola                             7,600        527
ConAgra                               1,500         59
CPC International                       900         59
General Mills                         1,000         56
H.J. Heinz                            1,500         69
Hershey Foods                           500         32
Kellogg                               1,300         94
PepsiCo                               4,700        240
Philip Morris                         5,000        418
Quaker Oats                             800         27
Ralston-Ralston Purina Group            600         35
Sara Lee                              2,900         86
Seagram                               2,200         79
Unilever (ADR)                        1,000        130
UST                                   1,200         34
Whitman                                 600         12
William Wrigley Jr.                     700         35
                                                 2,282

GAS/NATURAL GAS--0.5%
Coastal                                 600     $   20
Columbia Gas Systems*                   400         15
Consolidated Natural Gas                600         24
Enron                                 1,500         50
Nicor                                   500         14
Pacific Enterprises                     500         13
Panhandle Eastern                       900         25
Sonat                                   500         16
Williams                                600         23
                                                   200

GLASS PRODUCTS--0.1%
Corning                               1,400         40

HOTELS & LODGING--0.0%
Hilton Hotels                           300         19

HOUSEHOLD FURNITURE & FIXTURES--0.1%
Masco                                 1,000         28

HOUSEHOLD PRODUCTS--0.5%
Clorox                                  300         21
Gillette                              2,700        129
Maytag                                  700         12
National Service Industries             400         12
Sherwin Williams                        500         18
Snap-On Tools                           300         11
Stanley Works                           300         13
Whirlpool                               400         23
                                                   239

INSURANCE--2.4%
Aetna Life & Casualty                   700         51
Alexander & Alexander Services          200          5
Allstate                              2,717         96
American General                      1,200         45
American International Group          2,825        240
Chubb                                   500         48
Cigna                                   400         42
General Re                              500         76
Jefferson-Pilot                         300         19
Lincoln National                        600         28
Loew's                                  400         58
Marsh & McLennan                        400         35
Providian                               600         25
Safeco                                  400         26
St. Paul                                500         29
Torchmark                               400         17
Travelers                             1,935        103
U.S. Healthcare                         900         32
U.S. Life                               450         13
United Healthcare                     1,000         49
Unum                                    400         21
USF & G                                 700         14
                                                 1,072

JEWELRY, PRECIOUS METALS--0.0%
Jostens                                 500     $   12

LEISURE--0.0%
Brunswick                               600         12

LUMBER & WOOD PRODUCTS--0.0%
Louisiana Pacific                       600         14

MACHINERY--2.7%
Applied Materials*                      500         51
Baker Hughes                            800         16
Black & Decker                          500         17
Briggs & Stratton                       400         16
Caterpillar                           1,200         68
Crane                                   300         10
Cummins Engine                          200          8
Deere                                   500         41
Dover                                   700         27
Dresser Industries                    1,100         26
Emerson Electric                      1,300         93
General Electric                     10,200        650
Harnischfeger Industries                300         10
Ingersoll Rand                          600         23
McDermott International                 400          8
Pall                                    700         16
Parker Hannifin                         450         17
Tenneco                               1,100         51
Timken                                  300         13
Tyco International                      500         32
Varity*                                 300         13
                                                 1,206

MEASURING DEVICES--0.2%
Honeywell                               800         33
Johnson Controls                        200         13
Perkin Elmer                            300         11
Tektronix                               200         12
                                                    69

MEDICAL PRODUCTS & SERVICES--0.9%
Bausch & Lomb                           300         12
Baxter International                  1,700         70
Becton Dickinson                        400         25
Beverly Enterprises*                    800         11
Biomet*                                 700         12
Boston Scientific*                      900         38
Columbia/HCA Healthcare               2,637        129
Manor Care                              400         14
Medtronic                             1,400         75
St. Jude Medical*                       300         19
Tenet Healthcare*                     1,200         21
United States Surgical                  500         13
                                                   439

METALS & MINING--0.0%
Cyprus AMAX Minerals                    550     $   15

MISCELLANEOUS BUSINESS SERVICES--1.9%
Autodesk                                300         13
Automatic Data Processing               900         61
Cisco Systems*                        1,600        110
Computer Associates International     1,400         59
Computer Sciences*                      300         19
CUC International*                    1,050         37
First Data                              700         43
Microsoft*                            3,500        318
Novell*                               2,200         40
Ogden                                   500         12
Oracle*                               2,600        100
Shared Medical Systems                  300         12
Sun Microsystems*                       600         38
                                                   862

MISCELLANEOUS CONSUMER SERVICES--0.1%
Service International                   600         23

MULTI-INDUSTRY--0.5%
Dial                                    600         15
ITT                                     700         87
Minnesota Mining & Manufacturing      2,500        141
                                                   243

OIL - DOMESTIC--0.7%
Ashland Oil                             400         13
Atlantic Richfield                    1,000        106
Kerr-McGee                              300         17
Louisiana Land & Exploration            300         11
Pennzoil                                300         13
Phillips Petroleum                    1,600         52
Sun                                     491         13
Unocal                                1,500         43
USX-Marathon Group                    1,800         36
                                                   304

OIL - INTERNATIONAL--4.0%
Amerada Hess                            600         29
Amoco                                 3,000        192
Chevron                               3,900        190
Exxon                                 7,500        542
Mobil                                 2,400        239
Royal Dutch Petroleum (ADR)           3,200        393
Schlumberger                          1,500         98
Texaco                                1,600        103
                                                 1,786

PAPER & PAPER PRODUCTS--1.1%
Avery Dennison                          300         13
Bemis                                   400         11
Boise Cascade                           300         12
Champion International                  600         32
Federal Paper Board                     300     $   12
Georgia Pacific                         500         44
International Paper                   1,500         63
James River                             500         16
Kimberly Clark                        1,000         66
Mead                                    300         18
Potlatch                                300         12
Scott Paper                             900         44
Stone Container                         600         11
Temple Inland                           300         16
Union Camp                              400         23
Westvaco                                400         18
Weyerhaeuser                          1,200         55
Willamette Industries                   300         20
                                                   486

PETROLEUM & FUEL PRODUCTS--0.2%
Burlington Resources                    800         31
Enserch                                 800         13
Helmerich & Payne                       400         11
Occidental Petroleum                  1,900         42
Western Atlas*                          300         14
                                                   111

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--0.5%
Eastman Kodak                         2,100        124
Polaroid                                300         12
Xerox                                   600         81
                                                   217

PRECIOUS METALS--0.3%
Barrick Gold                          2,100         54
Echo Bay Mines                        1,200         13
Homestake Mining                        800         14
Newmont Mining                          473         20
Placer Dome                           1,400         37
Santa Fe Pacific Gold                   900         11
                                                   149

PRINTING & PUBLISHING--0.8%
American Greetings, Cl A                400         12
Deluxe                                  500         17
Dow Jones                               600         22
Gannett                                 800         44
Knight-Ridder                           300         18
McGraw-Hill                             300         25
Meredith                                300         12
Moore                                   600         12
New York Times, Cl A                    600         16
R.R. Donnelley & Sons                   900         35
Time Warner                           2,300         90
Times Mirror, Cl A                      700         20
Tribune                                 400         27
                                                   350

PROFESSIONAL SERVICES--0.2%
Dun & Bradstreet                      1,000       $ 58
EG&G                                    600         12
                                                    70

RAILROADS--0.6%
Burlington Northern Santa Fe            879         64
Consolidated Rail                       500         34
CSX                                     600         50
Norfolk Southern                        800         60
Union Pacific                         1,200         80
                                                   288
REPAIR SERVICES--0.0%
Ryder System                            500         13

RETAIL--3.5%
Albertson's                           1,500         51
American Stores                         900         26
Circuit City                            600         19
Dayton Hudson                           400         30
Dillard Department Stores               700         22
Gap                                     900         32
Giant Food                              400         13
Great Atlantic & Pacific Tea            400         11
Harcourt General                        400         17
Hasbro                                  500         16
Home Depot                            2,833        113
J.C. Penney                           1,400         69
Kmart                                 2,800         41
Kroger*                                 700         24
Longs Drug Stores                       300         12
Lowe's Companies                      1,000         30
Luby's Cafeterias                       500         11
Marriott                                800         30
Mattel                                1,375         40
May Department Stores                 1,500         66
McDonald's                            4,200        161
Melville                                600         21
Mercantile Stores                       300         14
Nordstrom                               500         21
Pep Boys-Manny Moe & Jack               400         11
Price/Costco*                         1,200         21
Rite Aid                                500         14
Sears Roebuck                         2,300         85
The Limited                           2,100         40
Toys R Us*                            1,700         46
Wal-Mart Stores                      13,800        340
Walgreen                              1,500         42
Wendy's International                   600         13
Winn Dixie Stores                       500         30
Woolworth                               800         13
                                                 1,545

RUBBER & PLASTIC--0.5%
Armstrong World Industries              200       $ 11
B.F. Goodrich                           200         13
Cooper Tire & Rubber                    500         12
Goodyear Tire & Rubber                  900         35
Illinois Tool Works                     700         41
Nike, Cl B                              400         46
Premark International                   400         20
Reebok International                    500         17
Rubbermaid                              900         25
                                                   220

SEMI-CONDUCTORS/INSTRUMENTS--1.3%
Advanced Micro Devices*                 600         17
AMP                                   1,300         50
Intel                                 4,900        296
Micron Technology                     1,200         95
National Semiconductor*                 700         19
Texas Instruments                     1,100         88
                                                   565

SPECIALTY MACHINERY--0.1%
Cooper Industries                       603         21
Westinghouse Electric                 2,400         36
                                                    57

STEEL & STEEL WORKS--0.7%
Alcan Aluminium                       1,400         45
Aluminum Company of America           1,100         58
Bethlehem Steel*                        700         10
Englehard                               900         23
Freeport-McMoran Copper
& Gold, Cl B*                         1,200         31
Inco                                    700         24
Inland Steel Industries                 400          9
Nucor                                   500         22
Phelps Dodge                            400         25
Reynolds Metals                         400         23
USX-U.S. Steel Group                    500         16
Worthington Industries                  600         11
                                                   297

TELEPHONES & TELECOMMUNICATION--5.0%
Airtouch Communications*              3,000         92
Alltel                                1,100         33
Ameritech                             3,300        172
AT&T                                  9,500        623
Bell Atlantic                         2,600        160
Bellsouth                             3,000        219
GTE                                   5,800        228
MCI Communications                    4,100        107
NYNEX                                 2,600        124
Pacific Telesis Group                 2,600         80
SBC Communications                    3,700        204
Sprint                                2,100         74
U.S. West                             2,800        132
                                                 2,248

TRUCKING--0.1%
Pittston Services Group                 300    $     8
Roadway Services                        300         15
Yellow                                  300          4
                                                    27

WHOLESALE--0.2%
Alco Standard                           300         25
Genuine Parts                           700         28
Sigma Aldrich                           300         15
Supervalu                               400         12
Sysco                                 1,100         30
                                                   110

TOTAL COMMON STOCK
(Cost $20,653)                                  25,825

U. S. TREASURY OBLIGATIONS--8.5%
U. S. Treasury Notes
7.250%, 05/15/04                      2,200      2,347
6.500%, 05/15/05                      1,425      1,457

TOTAL U. S. TREASURY OBLIGATIONS
(Cost $3,552)                                    3,804

MASTER NOTES--9.1%
Associates Corporation of North America
5.708%, 10/02/95 (A)                 $2,025      2,025
Goldman Sachs
5.830%, 10/03/95 (A)                  2,040      2,041

TOTAL MASTER NOTES
(Cost $4,066)                                    4,066

REPURCHASE AGREEMENTS--24.3%
J.P. Morgan 6.358%, dated 09/29/95,
matures 10/02/95, repurchase price
$5,907,698 (collateralized by various
U.S. Treasury STRIPS, total par value
$18,484,498, 11/15/00-11/15/24:
total market value $6,022,971)        5,905      5,905

Merrill Lynch 5.830%, dated 09/29/95,
matures 10/02/95, repurchase price
$4,975,402 (collateralized by various
U.S. Treasury Bills, total par value
$1,062,433, 03/07/96-09/19/96: U.S.
Treasury Bonds, total par value
$3,116,262, 7.625%-13.750%,
11/15/03-11/15/10:
total market value $5,072,544)        4,973      4,973

TOTAL REPURCHASE AGREEMENTS
(Cost $10,878)                                  10,878

TOTAL INVESTMENTS--99.6%
(Cost $39,149)                                  44,573

OTHER ASSETS AND LIABILITIES--0.4%
Other Assets and Liabilities, Net                  201

NET ASSETS:
Portfolio
shares--Institutional
Class ($.0001 par
value--2 billion
authorized) based on
3,685,913 outstanding
shares                                         $36,507

Portfolio
shares--Retail Class
A ($.0001 par
value--2 billion
authorized) based on
84,645 outstanding
shares                                             870

Portfolio
shares--Retail Class
B ($.0001 par
value--2 billion
authorized) based on
48,876 outstanding
shares                                             531

Undistributed net
investment income                                   33

Accumulated net
realized gain on
investments                                      1,409

Net unrealized
appreciation of
investments                                      5,424

TOTAL NET
ASSETS:--100.0%                                $44,774

NET ASSET VALUE,
OFFERING PRICE, AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                          $ 11.72

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                          $ 11.73

MAXIMUM SALES CHARGE
OF 4.50%+                                         0.55

OFFERING PRICE PER
SHARE--RETAIL CLASS A                          $ 12.28

NET ASSET VALUE AND
OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                      $ 11.68

The accompanying notes are an integral part of the financial statements.

*    Non-income producing security

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(1) Retail Class B has a contingent deferred sales charge. For a description of possible redemption charge, see the notes to the financial statements.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1995. The date shown is the longer of the reset date or demand date.
     ADR--American Depository Receipt
     FHLMC--Federal Home Loan Mortgage Corporation
     FNMA--Federal National Mortgage Association
     STRIPS--Separately Trading of Registered Interest and Principal of
     Securities



BALANCED FUND

Description                         Shares/Par (000) Value (000)

COMMON STOCK--50.0%

AUTOMOTIVE--0.9%
General Motors                          42,500       $1,992

BANKS--1.9%
Bay Banks                               15,700        1,191
Chemical Banking                        46,300        2,819
                                                      4,010

CHEMICALS--1.9%
Hercules                                36,100        2,093
Olin                                    29,200        2,008
                                                      4,101

COMPUTERS & SERVICES--4.3%
Compaq Computer*                        54,100        2,617
Cray Research*                          82,700        1,830
Hewlett Packard                         30,200        2,518
IBM                                     23,100        2,180
                                                      9,145

CONTAINERS & PACKAGING--0.8%
Ball                                    60,200        1,783
DRUGS--2.4%
American Home Products                  33,000        2,801
Bristol-Myers Squibb                    30,500        2,223
                                                      5,024

FINANCIAL SERVICES--0.9%
ITT                                     15,300        1,897

FOOD, BEVERAGE & TOBACCO--3.5%
ConAgra                                 71,200        2,821
Dole Food                               71,500        2,476
Sara Lee                                69,400        2,065
                                                      7,362

HOME APPLIANCE--0.6%
Whirlpool                               22,000        1,271

INSURANCE--1.8%
AMBAC                                   46,500        2,046
General Re                              11,000        1,661
                                                      3,707

LEISURE--1.2%
Brunswick                               122,800       2,487

MACHINERY--3.3%
Briggs & Stratton                         6,900         278
Case Equipment                           73,800       2,712
Caterpillar                              23,400       1,331
General Electric                         40,600       2,588
                                                      6,909

MULTI-INDUSTRY--1.5%
Minnesota Mining & Manufacturing         35,200    $  1,989
U.S. Industries*                         78,000       1,209
                                                      3,198

OIL - DOMESTIC--1.0%
Unocal                                   73,200       2,086

OIL - INTERNATIONAL--4.9%
Amerada Hess                             38,200       1,857
Exxon                                    24,600       1,777
Mobil                                    29,100       2,900
Royal Dutch Petroleum (ADR)              17,500       2,148
Texaco                                   24,600       1,590
                                                     10,272

PAPER & PAPER PRODUCTS--2.6%
Bemis                                    71,300       1,970
James River                              71,100       2,275
Scott Paper                              25,800       1,251
                                                      5,496

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--2.3%
Eastman Kodak                            47,400       2,808
Xerox                                    15,500       2,083
                                                      4,891

PRINTING & PUBLISHING--1.3%
Times Mirror, Cl A                       96,700       2,780

REAL ESTATE INVESTMENT TRUSTS--3.0%
Debartolo Realty                        106,800       1,495
Duke Realty Investments                  39,300       1,223
Equity Residential Properties Trust      55,700       1,678
Simon Property Group                     76,000       1,929
                                                      6,325

RAILROADS--2.2%
Consolidated Rail                        30,800       2,118
CSX                                      29,000       2,439
                                                      4,557

RETAIL--3.6%
Dayton Hudson                            25,800       1,958
Gap                                      50,400       1,814
Sears Roebuck                            57,000       2,102
Wal-Mart Stores                          68,900       1,714
                                                      7,588

SEMICONDUCTORS/INSTRUMENTS--1.2%
AMP                                      29,800       1,147
Texas Instruments                        16,700       1,334
                                                      2,481

SPECIALTY MACHINERY--0.6%
York International                       27,500    $  1,158

STEEL & STEEL WORKS--0.7%
Aluminum Company of America              28,300       1,496

TELEPHONES & TELECOMMUNICATION--1.1%
Century Telephone Enterprises            76,000       2,309

WHOLESALE--0.5%
W.W. Grainger                            17,800       1,075

TOTAL COMMON STOCK
(Cost $86,331)                                      105,400

U. S. TREASURY OBLIGATIONS--27.4%
U.S. Treasury Bond
7.125%, 02/15/23                        $13,835      14,664
U.S. Treasury Notes
5.500%, 04/30/96                          4,875       4,871
5.500%, 07/31/97                         14,415      14,332
5.125%, 02/28/98                          6,965       6,847
5.125%, 11/30/98                          1,310       1,280
6.750%, 04/30/00                          6,730       6,919
6.250%, 02/15/03                          2,415       2,429
7.250%, 08/15/04                          5,750       6,145
U.S. Treasury STRIP
0.000%, 02/15/99                            265         218

TOTAL U. S. TREASURY OBLIGATIONS
(Cost $56,439)                                       57,705

CORPORATE OBLIGATIONS--6.4%
Bear Stearns
9.125%, 04/15/98                            770         817
8.750%, 03/15/04                          1,150       1,271
Cigna
7.400%, 01/15/03                          2,825       2,853
Farmers Group
8.250%, 07/15/96                          1,045       1,063
General Foods
6.000%, 06/15/01                            860         844
General Motors Acceptance
7.650%, 01/16/98                          2,375       2,440
Santander Financial Issuances
6.800%, 07/15/05                          2,500       2,459
Torchmark
7.875%, 05/15/23                          1,700       1,713

TOTAL CORPORATE OBLIGATIONS
(Cost $13,464)                                       13,460

OTHER MORTGAGE-BACKED OBLIGATIONS--2.9%
Drexel Burnham Lambert CMO Trust S 2
9.000%, 08/01/18                         $  473      $  499
GE Capital Mortgage Services 1994-11 A1
6.500%, 03/25/24                          1,791       1,781
GE Capital Mortgage Services 1994-17 A6
7.000%, 05/25/24                          2,675       2,628
Residential Funding 1992-36 A2
5.700%, 11/25/07                            653         643
RTC 1991-M6 (B)
7.000%, 06/25/21 (B)                        468         462

TOTAL OTHER MORTGAGE-BACKED OBLIGATIONS
(Cost $5,743)                                         6,013

U.S. GOVERNMENT AGENCY MORTGAGE-BACKED
OBLIGATIONS--2.4%
FHLMC
6.000%, 11/15/08                          2,700       2,460
FNMA
5.450%, 10/25/18                          2,700       2,585

TOTAL U.S. GOVERNMENT AGENCY MORTGAGE-BACKED
OBLIGATIONS
(Cost $5,290)                                         5,045

ASSET BACKED SECURITIES--0.8%
BW Home Equity Trust Pool 1990-1 A
9.250%, 09/15/05                             45          47
Household Finance 1993-2 A3
4.650%, 12/20/08                          1,565       1,522

TOTAL ASSET BACKED SECURITIES
(Cost $1,606)                                         1,569

MASTER NOTES--1.4%
Goldman Sachs
5.830%, 10/03/95 (A)                      3,050       3,050

TOTAL MASTER NOTES
(Cost $3,050)                                         3,050

REPURCHASE AGREEMENTS--8.4%
J.P. Morgan 6.358%, dated 09/29/95,
matures 10/02/95, repurchase price
$8,515,148 (collateralized by various
U.S. Treasury STRIPS, total par value
$26,641,685, 11/15/00-11/15/24: total
market value $8,680,901)                  8,511       8,511

Merrill Lynch 5.830%, dated 09/29/95,
matures 10/02/95, repurchase price
$9,107,689 (collateralized by various
U.S. Treasury Bills, total par value
$1,944,830, 03/07/96-09/19/96: U.S.
Treasury Bonds, total par value
$5,704,452, 7.625%-13.750%,
11/15/03-11/15/10: total market value
$9,285,512)                               9,103       9,103

TOTAL REPURCHASE AGREEMENTS
(Cost $17,614)                                       17,614

TOTAL INVESTMENTS--99.7%
(Cost $189,537)                                    $209,856

OTHER ASSETS AND LIABILITIES--0.3%
Other Assets and Liabilities, Net                       697

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 15,845,649 outstanding shares              166,821

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based on
1,261,751 outstanding shares                         13,117

Portfolio shares--Retail Class B ($.0001
par value--2 billion authorized) based on
257,977 outstanding shares                            2,952

Undistributed net investment income                     203

Accumulated net realized gain on investments          7,141

Net unrealized appreciation of investments           20,319

TOTAL NET ASSETS:--100.0%                          $210,553

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS                $ 12.13

NET ASSET VALUE AND REDEMPTION PRICE PER SHARE--
RETAIL CLASS A                                      $ 12.12

MAXIMUM SALES CHARGE OF 4.50%+                         0.57

OFFERING PRICE PER SHARE--RETAIL CLASS A            $ 12.69

NET ASSET VALUE AND OFFERING PRICE PER SHARE--
RETAIL CLASS B (1)                                  $ 12.09

The accompanying notes are an integral part of the financial statements.

* Non-income producing securities + The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1995. The date shown is the longer of the reset date or demand date.

(B) Security sold within terms of a private placement memorandum, exempt from registration under Section 144A of the Securities Act of 1993, as amended, and may be sold only to dealers in that program or other "accredited investors." These securities have been determined to be liquid under the guidelines established by the Board of Directors.

     ADR--American Depository Receipt
     AMBAC--American Municipal Bond Assurance Company
     CMO--Collateralized Mortgage Obligation
     FHLMC--Federal Home Loan Mortgage Corporation
     FNMA--Federal National Mortgage Association
     RTC--Resolution Trust Corporation
     STRIPS--Separately Trading of Registered Interest and Principal of
     Securities


EQUITY INDEX FUND

Description                     Shares/Par (000) Value (000)

COMMON STOCKS--96.4%

AEROSPACE & DEFENSE--0.9%
Lockheed Martin                        9,927      $  666
Loral                                  4,300         245
Raytheon                               6,100         519
Rockwell International                10,800         510
                                                   1,940

AGRICULTURE--0.1%
Pioneer Hi-Bred International          4,200         193

AIR TRANSPORTATION--0.4%
AMR*                                   3,800         274
Delta Air Lines                        2,500         173
Federal Express*                       2,800         232
Southwest Airlines                     6,900         174
U.S. Air Group*                        5,100          59
                                                     912

AIRCRAFT--1.6%
Allied Signal                         14,100         622
Boeing                                17,100       1,167
General Dynamics                       3,100         170
McDonnell Douglas                      5,600         463
Northrop                               2,400         146
Teledyne                               3,600          98
Textron                                4,200         287
United Technologies                    6,100         539
                                                   3,492

APPAREL/TEXTILES--0.1%
Liz Claiborne                          2,500          63
Russell                                1,200          31
Springs Industries                     1,100          43
V.F.                                   3,100         158
                                                     295

AUTOMOTIVE--2.4%
Chrysler                              19,000       1,007
Dana                                   5,000         144
Eaton                                  3,900         207
Echlin                                 2,800         100
Fleetwood Enterprises                  2,600          52
Ford Motor                            53,500       1,665
General Motors                        37,200       1,744
Navistar International*                6,500          78
Paccar                                 1,495          70
TRW                                    3,200         238
                                                   5,305

BANKS--6.3%
Banc One                              19,467         711
Bank of Boston                         5,600         267
Bank of New York                       9,600     $   446
BankAmerica                           18,600       1,114
Bankers Trust New York                 3,900         274
Barnett Banks                          4,800         272
Boatmens Bancshare's                   6,100         226
Chase Manhattan                        8,700         532
Chemical Banking                      12,600         767
Citicorp                              19,800       1,398
CoreStates Financial Group             6,900         253
First Chicago                          4,400         302
First Fidelity Bancorp                 3,900         263
First Interstate Bancorp               3,800         383
First Union                            8,600         439
Fleet Financial Group                  7,000         264
Golden West Financial                  2,900         146
Great Western Financial                6,800         162
H.F. Ahmanson                          5,600         142
J.P. Morgan                            9,400         727
KeyCorp                               11,300         387
MBNA                                   7,400         308
Mellon Bank                            7,250         324
National City                          7,300         225
Nationsbank                           13,500         908
NBD Bancorp                            7,700         295
Norwest                               16,200         531
PNC Bank                              11,500         321
Republic New York                      2,800         164
Shawmut National                       6,400         215
Suntrust Banks                         5,600         370
U.S. Bancorp                           4,900         138
Wachovia                               8,500         367
Wells Fargo                            2,400         446
                                                  14,087

BEAUTY PRODUCTS--1.7%
Avon Products                          3,400         244
Colgate Palmolive                      7,200         480
Dial                                   4,400         109
Ecolab                                 3,200          88
International Flavors & Fragrances     5,500         265
Procter & Gamble                      34,200       2,633
                                                   3,819

BROADCASTING, NEWSPAPERS & ADVERTISING--1.4%
Capital Cities ABC                     7,700         905
CBS                                    3,240         259
Comcast, Cl A                         11,900         238
Interpublic Group                      3,900         155
Tele Communications, TCI Group,
Series A*                             32,500         569
Viacom, Cl B*                         17,991         895
                                                   3,021

BUILDING & CONSTRUCTION--0.3%
Centex                                 1,600      $   46
Fluor                                  4,100         230
Foster Wheeler                         2,500          88
Halliburton                            5,700         239
Kaufman & Broad Home                   7,000          88
Pulte                                  1,800          51
                                                     742

CHEMICALS--2.8%
Air Products & Chemical                5,600         292
B.F. Goodrich                          1,000          66
Dow Chemical                          13,400         998
E.I. du Pont de Nemours               27,600       1,898
Eastman Chemical                       4,075         261
FMC*                                   1,800         137
Great Lakes Chemical                   3,200         216
Hercules                               5,600         325
Monsanto                               5,700         574
Morton International                   7,400         229
Nalco Chemical                         3,300         113
Praxair                                6,900         185
Rohm & Haas                            3,400         205
Union Carbide                          6,800         270
W.R. Grace                             4,700         314
                                                   6,083

COMMUNICATIONS EQUIPMENT--1.6%
Andrew*                                1,900         116
DSC Communications*                    5,700         338
Harris                                 1,900         104
Motorola                              29,400       2,246
Northern Telecom                      12,600         449
Scientific-Atlanta                     3,800          64
Tellabs*                               4,400         185
Zenith Electronics*                    3,200          28
                                                   3,530

COMPUTERS & SERVICES--3.4%
Apple Computer                         6,000         224
Cabletron Systems*                     3,600         237
Ceridian*                              2,400         107
Compaq Computers*                     13,200         639
Cray Research*                         3,000          66
Data General*                         10,400         108
Digital Equipment*                     7,300         333
Hewlett Packard                       25,500       2,126
IBM                                   28,300       2,669
Intergraph*                            8,400         102
Pitney Bowes                           7,500         315
Silicon Graphics*                      7,900         272
Tandem Computers*                      5,200          64
Tandy                                  3,280     $   199
Unisys*                                5,600          44
                                                   7,505

CONCRETE & MINERAL PRODUCTS--0.1%
Owens Corning Fiberglass*              2,500         112

CONTAINERS & PACKAGING--0.2%
Ball                                   1,900          56
Crown Cork & Seal*                     4,500         174
Newell                                 7,900         196
                                                     426

DRUGS--7.5%
Abbott Laboratories                   39,500       1,684
Allergan                               2,200          73
Alza, Cl A*                            2,600          60
American Home Products                15,400       1,307
Amgen*                                13,200         658
Bristol-Myers Squibb                  25,300       1,844
Eli Lilly                              9,294         835
Guidant                               16,423         480
Johnson & Johnson                     32,100       2,379
Mallinckrodt Group                     3,700         147
Merck                                 61,600       3,451
Pfizer                                31,400       1,676
Schering Plough                       18,500         953
Upjohn                                 8,500         379
Warner Lambert                         6,700         638
                                                  16,564

ELECTRICAL UTILITIES--3.5%
American Electric Power                9,300         338
Baltimore Gas & Electric               7,100         184
Carolina Power & Light                 7,700         259
Central & South West                   9,500         242
Cinergy                                7,773         217
Consolidated Edison New York          11,700         355
Detroit Edison                         7,300         235
Dominion Resources of Virginia         8,600         324
Duke Power                            10,200         442
Entergy                               11,300         295
FPL Group                              9,200         376
General Public Utilities               5,800         181
Houston Industries                     6,500         287
Niagara Mohawk Power                   6,000          79
Northern States Power                  3,400         154
Ohio Edison                            7,300         166
Pacific Gas & Electric                21,100         630
Pacificorp                            14,200         270
PECO Energy                           10,800         309
Public Service Enterprise Group       12,200         363
SCEcorp                               22,200         394
Southern                              33,200     $   784
Texas Utilities                       11,200         391
Unicom                                10,700         324
Union Electric Power                   4,900         183
                                                   7,782

ENERGY--0.0%
Zurn Industries                        3,700          94

ENTERTAINMENT--0.7%
King World Productions*                1,700          62
Walt Disney                           25,900       1,486
                                                   1,548

ENVIRONMENTAL SERVICES--0.5%
Browning Ferris Industries            10,600         322
Laidlaw, Cl B                         13,300         116
WMX Technologies                      24,100         687
                                                   1,125

FINANCIAL SERVICES--2.6%
American Express                      24,300       1,078
Beneficial                             2,600         136
Dean Witter Discover                   8,386         472
FHLMC                                  9,000         622
FNMA                                  13,600       1,407
Household International                4,900         304
ITT                                    5,800         719
Merrill Lynch                          8,800         550
Salomon Brothers                       5,300         203
Transamerica                           3,323         237
                                                   5,728

FOOD, BEVERAGE & TOBACCO--8.4%
American Brands                        9,400         397
Anheuser Busch                        12,700         792
Archer Daniels Midland                28,192         433
Brown Forman, Cl B                     3,300         128
Campbell Soup                         12,400         623
Coca Cola                             62,800       4,336
ConAgra                               12,200         483
CPC International                      7,300         482
General Mills                          7,900         440
H.J. Heinz                            12,100         554
Hershey Foods                          3,900         251
Kellogg                               10,900         789
PepsiCo                               39,200       1,999
Philip Morris                         41,800       3,491
Quaker Oats                            6,700         222
Ralston-Ralston Purina Group           5,200         301
Sara Lee                              23,900         711
Seagram                               18,500         664
Unilever (ADR)                         8,000       1,040
UST                                    9,600     $   275
Whitman                                5,100         105
William Wrigley Jr                     5,800         293
                                                  18,809

GAS/NATURAL GAS--0.8%
Coastal                                5,200         175
Columbia Gas Systems*                  2,200          85
Consolidated Natural Gas               4,500         182
Enron                                 12,500         419
Nicor                                  2,200          60
Noram Energy                          14,100         111
Oneok                                  4,700         109
Pacific Enterprises                    3,900          98
Panhandle Eastern                      7,500         204
Peoples Energy                         3,500          96
Sonat                                  4,200         134
Williams                               5,100         199
                                                   1,872

GLASS PRODUCTS--0.1%
Corning                               11,400         326

HOME APPLIANCES--1.1%
Clorox                                 2,600         186
Gillette                              22,100       1,050
Maytag                                 3,100          54
National Service Industry              2,800          82
PPG Industries                        10,100         470
Raychem                                2,100          95
Sherwin Williams                       4,100         144
Snap-On Tools                          1,200          46
Stanley Works                          1,800          78
Thomas & Betts                           800          52
Whirlpool                              3,600         208
                                                   2,465

HOTELS & LODGING--0.1%
Hilton Hotels                          2,400         153

HOUSEHOLD FURNITURE & FIXTURES--0.1%
Bassett Furniture Industries           1,687          42
Masco                                  7,900         218
                                                     260

HOUSEHOLD PRODUCTS--0.0%
Brown Group                            2,000          37

INSURANCE--4.0%
Aetna Life & Casualty                  5,600         411
Alexander & Alexander Services         3,900          95
Allstate                              22,350         791
American General                      10,200         381
American International Group          23,625       2,010
Chubb                                  4,300     $   413
Cigna                                  3,600         375
General Re                             4,100         619
Jefferson-Pilot                        2,350         151
Lincoln National                       4,700         221
Loews                                  2,900         422
Marsh & McLennan                       3,600         316
Providian                              4,600         191
Safeco                                 3,100         203
St. Paul                               4,200         245
Torchmark                              3,450         145
Travelers                             15,925         846
U.S. Healthcare                        7,500         265
United Healthcare                      8,600         420
Unum                                   3,500         185
USF & G                                5,700         110
USLife                                 2,100          61
                                                   8,876

LEISURE INDUSTRY--0.0%
Brunswick                              4,400          89

LUMBER & WOOD PRODUCTS--0.1%
Louisiana Pacific                      5,100         123

MACHINERY--4.6%
Applied Materials*                     4,400         450
Baker Hughes                           6,800         139
Black & Decker                         4,300         147
Briggs & Stratton                      1,800          72
Caterpillar                            9,900         563
Cincinnati Milacron                    2,200          69
Crane                                  1,600          55
Cummins Engine                         1,200          46
Deere                                  4,300         350
Dover                                  5,600         214
Dresser Industries                     9,100         217
Emerson Electric                      11,200         801
General Electric                      84,300       5,376
General Signal                         2,500          73
Giddings & Lewis                       5,100          89
Harnischfeger Industries               2,800          93
Ingersoll Rand                         5,100         191
McDermott International                3,300          65
Outboard Marine                        4,300          92
Pall                                   5,600         130
Parker Hannifin                        3,650         139
Tenneco                                9,000         416
Timken                                 1,500          64
Tyco Laboratories                      3,800         239
Varity*                                1,900          85
                                                  10,175

MEASURING DEVICES--0.3%
Honeywell                              6,200     $   265
Johnson Controls                       2,000         127
Perkin Elmer                           2,600          93
Tektronix                              2,000         118
                                                     603

MEDICAL PRODUCTS & SERVICES--1.7%
Bausch & Lomb                          2,800         116
Baxter International                  13,800         568
Becton Dickinson                       3,200         201
Beverly Enterprises*                   4,100          56
Biomet*                                5,600          97
Boston Scientific*                     7,500         320
C.R. Bard                              2,700          82
Columbia/HCA Healthcare               22,137       1,076
Community Psychiatric*                 5,500          65
Manor Care                             3,100         105
Medtronic                             11,600         624
St. Jude Medical*                      2,300         145
Tenet Healthcare*                     10,000         174
United States Surgical                 4,000         107
                                                   3,736

METALS & MINING--0.1%
Cyprus AMAX Minerals                   4,450         125

MISCELLANEOUS BUSINESS SERVICES--3.2%
Autodesk                               2,300         101
Automatic Data Processing              7,200         491
Cisco Systems*                        13,500         932
Computer Associates International     11,950         505
Computer Sciences*                     2,800         180
CUC International*                     8,650         302
First Data                             5,900         366
Microsoft*                            29,200       2,640
Novell*                               18,400         336
Oracle Systems*                       21,550         827
Safety Kleen                           5,100          75
Shared Medical Systems                 2,500         104
Sun Microsystems*                      4,800         302
                                                   7,161

MISCELLANEOUS CONSUMER SERVICES--0.2%
H & R Block                            5,200         197
Service International                  4,800         188
                                                     385

OIL - DOMESTIC--1.1%
Ashland Oil                            2,900          97
Atlantic Richfield                     8,000         859
Kerr-McGee                             2,500         139
Louisiana Land & Exploration           2,500          89
Pennzoil                               2,100     $    92
Phillips Petroleum                    13,100         426
Sun                                    3,974         102
Unocal                                12,300         351
USX Marathon Group                    14,800         292
                                                   2,447

OIL - INTERNATIONAL--6.3%
Amerada Hess                           4,500         219
Amoco                                 24,700       1,584
Chevron                               32,500       1,580
Exxon                                 61,900       4,472
Mobil                                 19,700       1,963
Royal Dutch Petroleum (ADR)           26,700       3,277
Texaco                                12,900         834
                                                  13,929

PAPER & PAPER PRODUCTS--2.3%
Avery Dennison                         2,600         109
Bemis                                  2,400          66
Boise Cascade                          2,700         109
Champion International                 4,800         259
Federal Paper Board                    2,600         100
Georgia Pacific                        4,500         394
International Paper                   12,700         533
James River                            3,900         125
Kimberly Clark                         8,000         537
Mead                                   2,700         158
Minnesota Mining & Manufacturing      20,900       1,180
Scott Paper                            7,500         364
Stone Container                        2,400          46
Temple Inland                          2,700         144
Union Camp                             3,500         202
Westvaco                               3,400         155
Weyerhaeuser                          10,100         461
Willamette Industries                  2,700         180
                                                   5,122

PETROLEUM & FUEL PRODUCTS--0.8%
Burlington Resources                   6,300         244
Enserch                                5,300          87
Helmerich & Payne                      2,100          59
Occidental Petroleum                  15,800         348
Oryx Energy*                           6,500          85
Rowan*                                 7,200          54
Santa Fe Energy Resources*             8,400          80
Schlumberger                          12,000         783
Western Atlas*                         2,600         123
                                                   1,863

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--0.8%
Eastman Kodak                         17,000      $1,007
Polaroid                               2,700         107
Xerox                                  5,400         726
                                                   1,840

PRECIOUS METALS--0.5%
Barrick Gold                          17,600         456
Echo Bay Mines                         5,600          61
Homestake Mining                       6,900         117
Newmont Mining                         4,143         176
Placer Dome                           11,900         312
Santa Fe Pacific Gold                  5,040          64
                                                   1,186

PRINTING & PUBLISHING--1.3%
American Greetings, Cl A               3,600         110
Deluxe                                 4,000         133
Dow Jones                              4,800         177
Gannett                                7,000         382
John H. Harland                        3,900          86
Knight-Ridder                          2,400         141
McGraw Hill                            2,500         204
Meredith                               2,700         107
Moore                                  4,500          91
New York Times, Cl A                   4,800         131
R.R. Donnelly & Sons                   7,600         296
Time Warner                           19,200         765
Times Mirror, Cl A                     5,400         155
Tribune                                3,200         212
                                                   2,990

PROFESSIONAL SERVICES--0.2%
Dun & Bradstreet                       8,400         486

RAILROADS--1.1%
Burlington Northern Santa Fe           7,608         552
Conrail                                3,900         268
CSX                                    5,200         437
Norfolk Southern                       6,500         486
Union Pacific                         10,200         676
                                                   2,419

REPAIR SERVICES--0.0%
Ryder System                           2,500          63

RETAIL--5.7%
Albertson's                           12,600         430
American Stores                        7,400         210
Circuit City Stores                    4,800         152
Dayton Hudson                          3,600         273
Dillard Department Stores              5,600         179
Gap                                    7,200         259
Giant Food                             2,400      $   75
Great Atlantic & Pacific               2,200          62
Harcourt General                       3,500         147
Hasbro                                 4,200         131
Home Depot                            23,733         946
J.C. Penney                           11,300         561
K-Mart                                22,800         331
Kroger*                                6,100         208
Lowes                                  8,000         240
Luby's Cafeterias                      4,600          99
Marriott International                 6,200         232
Mattel                                11,065         325
May Department Stores                 12,400         543
McDonald's                            34,600       1,323
Melville                               5,200         179
Mercantile Stores                      2,000          90
Nordstrom                              4,100         171
Pep Boys-Manny Moe & Jack              2,900          79
Price/Costco*                          9,800         168
Rite Aid                               4,000         112
Sears Roebuck                         19,400         715
Shoney's*                              7,800          86
The Limited                           17,800         338
TJX                                    7,800          93
Toys R US*                            13,800         373
Wal-Mart Stores                      114,400       2,843
Walgreen                              12,300         344
Wendy's International                  5,100         108
Winn Dixie Stores                      3,800         227
Woolworth                              5,400          85
                                                  12,737

RUBBER & PLASTIC--0.8%
Armstrong World Industries             1,900         105
Cooper Tire & Rubber                   4,000          97
Goodyear Tire & Rubber                 7,600         299
Illinois Tool Works                    5,800         341
Nike, Cl B                             3,600         401
Premark International                  3,200         163
Reebok International                   3,900         134
Rubbermaid                             7,700         213
                                                   1,753

SEMICONDUCTORS/INSTRUMENTS--2.1%
Advanced Micro Devices*                5,200         151
AMP                                   10,852         418
Intel                                 41,000       2,465
Micron Technology                     10,300         819
National Semiconductor*                6,200         171
Texas Instruments                      9,400         751
                                                   4,775

SERVICES - MOTION PICTURE & VIDEOTAPE
PRODUCTION--0.1%
Harrah's Entertainment*                5,100     $   149

SPECIALTY MACHINERY--0.2%
Cooper Industries                      5,328         188
Westinghouse Electric                 19,500         292
                                                     480

STEEL & STEEL WORKS--1.1%
Alcan Aluminium                       11,200         363
Aluminum Company of America            8,900         471
Armco*                                12,200          79
Bethlehem Steel*                       3,500          49
Englehard                              7,112         180
Freeport-McMoran Copper & Gold,
Cl B*                                 10,100         259
Inco                                   5,900         202
Inland Steel Industries                2,100          48
Nucor                                  4,400         197
Phelps Dodge                           3,500         219
Reynolds Metal                         3,200         185
USX--U.S. Steel Group                  4,100         127
Worthington Industries                 3,150          58
                                                   2,437

TELEPHONES & TELECOMMUNICATION--8.4%
Airtouch Communications*              24,600         753
Alltel                                 9,400         281
Ameritech                             27,600       1,439
AT&T                                  79,000       5,193
Bell Atlantic                         21,700       1,332
Bellsouth                             24,700       1,806
GTE                                   48,300       1,896
MCI Communications                    33,800         881
NYNEX                                 21,300       1,017
Pacific Telesis Group                 21,300         655
SBC Communications                    30,300       1,667
Sprint                                17,400         609
U.S. West                             23,400       1,103
                                                  18,632

TRUCKING--0.1%
Consolidated Freightways               3,100          77
Pittston Services Group                2,000          54
Roadway Services                       1,800          89
Yellow                                 1,500          21
                                                     241

WHOLESALE--0.6%
Alco Standard                          2,800         237
Fleming                                3,800          91
Genuine Parts                          6,150         247
Potlatch                               1,700    $     69
Sigma Aldrich                          2,400         116
Super-Valu                             3,100          91
Sysco                                  9,100         249
W.W. Grainger                          2,500         151
                                                   1,251
TOTAL COMMON STOCKS
(Cost $167,471)                                  214,298

U.S. TREASURY OBLIGATIONS--0.3%
U.S. Treasury Bill
5.383%, 12/14/95 (A)                  $  600         593

TOTAL U.S. TREASURY OBLIGATIONS
(Cost $594)                                          593

REPURCHASE AGREEMENTS--2.4%
Merrill Lynch 5.830%, dated 09/29/95,
matures 10/02/95, repurchase price
$5,258,106 (collateralized by various
U.S. Treasury Bills, total par value
$1,122,801, 03/07/96-09/19/96: U.S.
Treasury Bonds, total par value
$3,293,329, 7.625%-13.750%,
11/15/03-11/15/10: total market value
$5,360,768)                           5,256       5,256

TOTAL REPURCHASE AGREEMENTS
(Cost $5,256)                                     5,256

TOTAL INVESTMENTS--99.1%
(Cost $173,321)                                 220,147

OTHER ASSETS AND LIABILITIES--0.9%
Other Assets and Liabilities, Net                 2,122

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 16,409,292 outstanding shares         $169,709

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based on
160,327 outstanding shares                        1,784

Portfolio shares--Retail Class B ($.0001
par value--billion authorized) based on
89,979 outstanding shares                         1,102

Undistributed net investment income                 110

Accumulated net realized gain on investments      2,723

Net unrealized appreciation of investments       46,826

Net unrealized appreciation of futures contracts     15

TOTAL NET ASSETS:--100.0%                      $222,269

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS            $ 13.34

NET ASSET VALUE AND REDEMPTION PRICE PER SHARE--
RETAIL CLASS A                                  $ 13.35

MAXIMUM SALES CHARGE OF 4.50%+                     0.63

OFFERING PRICE PER SHARE--RETAIL CLASS A        $ 13.98

NET ASSET VALUE AND OFFERING
PRICE PER SHARE--RETAIL CLASS B (1)             $ 13.30

The accompanying notes are an integral part of the financial statements.

*    Non-income  producing  security

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statement.

(A)  Security has been deposited as initial margin on open futures contract.

     ADR--American Depository Receipt
     FHLMC--Federal Home Loan Mortgage Corporation
     FNMA--Federal National Mortgage Association



EQUITY INCOME FUND

Description                        Par (000)/Shares Value (000)

COMMON STOCKS--70.2%

BANKS--5.4%
Citicorp                                  19,808      $1,401
National City                             52,000       1,606
                                                       3,007

CHEMICALS--1.9%
E.I. du Pont de Nemours                   15,000       1,031

DRUGS--5.8%
Abbott Laboratories                       32,000       1,364
Johnson & Johnson                         17,000       1,260
Pfizer                                    11,000         587
                                                       3,211

ELECTRICAL SERVICES--5.0%
Detroit Edison                            37,000       1,193
FPL Group                                 17,000         695
Unicom                                    29,000         877
                                                       2,765

FINANCIAL SERVICES--1.2%
American Express                          15,000         666

FOOD, BEVERAGE & TOBACCO--7.4%
PepsiCo                                   16,000         816
Philip Morris                             27,000       2,253
Sara Lee                                  35,000       1,041
                                                       4,110

GAS/NATURAL GAS--0.7%
Enron                                     11,000         369

HOUSEHOLD PRODUCTS--2.5%
Newell                                    56,000       1,386

INSURANCE--1.2%
Providian                                 16,000         664

MACHINERY--6.4%
General Electric                          40,000       2,550
Tenneco                                   21,000         971
                                                       3,521

MINING--2.2%
Great Northern Iron Ore Properties        26,400       1,241

OIL - DOMESTIC--3.7%
Atlantic Richfield                        19,000       2,040

OIL - INTERNATIONAL--7.4%
Amoco                                     14,000      $  898
Exxon                                     17,500       1,264
Mobil                                     19,500       1,943
                                                       4,105

REAL ESTATE INVESTMENT TRUSTS--12.0%
Crescent Real Estate Equities             24,000         738
Healthcare Realty Trust                   53,000       1,100
Manufactured Home Communities             56,000         966
National Golf Properties                  63,000       1,378
Simon Property Group                      52,000       1,320
Weeks                                     47,000       1,134
                                                       6,636

RAILROADS--1.8%
Union Pacific                             15,000         994

RETAIL--3.6%
Albertson's                                7,000         239
J.C. Penney                               35,000       1,737
                                                       1,976

TELEPHONES & TELECOMMUNICATION--2.0%
AT&T                                      17,000       1,118

TOTAL COMMON STOCKS
(Cost $33,349)                                        38,840

PREFERRED CONVERTIBLE STOCKS--7.0%

AUTOMOTIVE--4.7%
Ford Motor, Ser A, $4.20                  18,500       1,894
General Motors, Ser C, $3.25              11,000         714
                                                       2,608

BANKS--0.8%
Citicorp, Ser 15, $1.217                  21,090         427

STEEL & STEEL WORKS--1.5%
AK Steel, $2.1525                         28,000         847

TOTAL PREFERRED CONVERTIBLE STOCKS
(Cost $3,595)                                          3,882

PREFERRED STOCKS--0.6%

INSURANCE--0.6%
FHP International, Cl A                   15,000         356

TOTAL PREFERRED STOCKS
(Cost $349)                                              356

CONVERTIBLE BONDS--11.3%
Conner Peripherals, 41.666 Shares
6.500%, 03/01/02                          $1,575     $ 1,481
General Instrument, 42.1052 Shares
5.000%, 06/15/00                             975       1,304
Integrated Health Services, 31.1284
Shares
6.000%, 01/01/03                             650         673
Price, 44.3754 Shares
6.750%, 03/01/01                           1,025       1,046
Vencor, 38.5615 Shares
6.000%, 10/01/02                           1,400       1,742

TOTAL CONVERTIBLE BONDS
(Cost $6,222)                                          6,246

REPURCHASE AGREEMENTS--10.3%
J.P. Morgan 6.358%, dated 09/29/95,
matures 10/02/95, repurchase price
$2,532,614 (collateralized by U.S.
Treaury STRIPS, total par value
$7,923,891, 11/15/00-11/15/24, total
market value $2,581,913)                   2,531       2,531

Merrill Lynch 5.830%, dated 09/29/95,
matures 10/02/95, repurchase price
$3,148,680 (collateralized by various
U.S. Treasury Bills, total par value
$672,360, 03/07/96-09/19/96: U.S.
Treasury Bonds, total par value
$1,972,124, 7.625%-13.750%,
11/15/03-11/15/10: total market value
$3,210,157)                                3,147       3,147

TOTAL REPURCHASE AGREEMENTS
(Cost $5,678)                                          5,678

TOTAL INVESTMENTS--99.4%
(Cost $49,193)                                        55,002

OTHER ASSETS AND LIABILITIES--0.6%
Other Assets and Liabilities, Net                        352

NET ASSETS:
Portfolio shares--Institutional Class ($.0001
par value--2 billion authorized) based on
4,636,094 outstanding shares                         $46,419

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 177,562
outstanding shares                                     1,881

Portfolio shares--Retail Class B ($.0001 par
value--2 billion authorized) based on 110,137
outstanding shares                                     1,170

Undistributed net investment income                      104

Accumulated net realized loss on investments             (29)

Net unrealized appreciation of investments             5,809

TOTAL NET ASSETS:--100.0%                            $55,354

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS                 $ 11.24

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                                $ 11.24

MAXIMUM SALES CHARGE OF 4.50%+                          0.53

OFFERING PRICE PER SHARE--RETAIL CLASS A             $ 11.77

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                            $11.20

The accompanying notes are an integral part of the financial statements.

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(1) Retail Class B has a contingent deferred sales charge. For a description of possible redemption charge, see the notes to the financial statements.

     STRIPS--Separately Trading of Registered Interest and Principle of
     Securities

LIMITED VOLATILITY STOCK FUND

Description                       Shares Value (000)

COMMON STOCKS--92.3%

AEROSPACE & DEFENSE--2.7%
Lockheed Martin                   7,000    $  470

AIR TRANSPORTATION--2.6%
Southwest Airlines               17,500       442

AUTOMOTIVE--3.6%
Paccar                            7,500       350
Stewart & Stevenson Services      8,300       268
                                              618

BANKS--7.6%
Bank of New York                 10,000       465
Boatmen's Bancshares             11,300       418
Wachovia                          9,600       414
                                            1,297

CHEMICALS--2.3%
PPG Industries                    8,500       395

COMPUTERS & SERVICES--2.3%
IBM                               4,200       396

DRUGS--7.9%
Eli Lilly                         5,000       449
Mallinckrodt Group               10,800       428
Merck                             8,400       471
                                            1,348

ELECTRICAL SERVICES--8.1%
Delmarva Power & Light           16,200       371
Montana Power                    13,700       317
Rochester Gas & Electric         13,500       319
Southwestern Public Service      11,600       378
                                            1,385

FOOD, BEVERAGE & TOBACCO--2.4%
Hershey Foods                     6,500       418

GAS/NATURAL GAS--1.8%
Pacific Enterprises              12,000       302

HOUSEHOLD PRODUCTS--2.6%
Clorox                            6,300       450

INSURANCE--2.3%
Aon                               9,650       394

MACHINERY--4.4%
Dresser Industries               14,800       353
General Electric                  6,200       396
                                              749

MEDICAL PRODUCTS & SERVICES--4.6%
Bausch & Lomb                     7,300    $  302
Baxter International             11,600       477
                                              779

METALS & MINING--1.2%
Vulcan Materials                  3,800       201

MISCELLANEOUS CONSUMER SERVICES--1.7%
Rollins                          12,050       295

MULTI-INDUSTRY--2.6%
Harsco                            8,000       445

OIL - INTERNATIONAL--7.6%
Amoco                             7,300       468
Chevron                           9,100       442
Mobil                             4,000       399
                                            1,309

PETROLEUM & FUEL PRODUCTS--2.2%
Questar                          11,700       376

PRECIOUS METALS--2.3%
Barrick Gold                     14,800       383
Santa Fe Pacific Gold               300         4
                                              387

PRINTING & PUBLISHING--2.0%
Banta                             8,100       344

RETAIL--4.3%
Albertson's                      10,800       369
J.C. Penney                       7,500       372
                                              741

SEMI-CONDUCTORS/INSTRUMENTS--1.7%
Intel                             4,800       289

SPECIALTY CONSTRUCTION--2.3%
Clayton Homes                    16,600       394

STEEL & STEEL WORKS--4.5%
Carpenter Technology             11,200       438
Phelps Dodge                      5,200       326
                                              764

TELEPHONES & TELECOMMUNICATION--2.4%
U.S. West                         8,800       415

WHOLESALE--2.3%
Genuine Parts                     9,875       396

TOTAL COMMON STOCKS
(Cost $12,877)                             15,799

U. S. TREASURY OBLIGATIONS--4.1%
U.S. Treasury Bill
6.183%, 10/19/95               $    700   $   698

TOTAL U. S. TREASURY OBLIGATIONS
(Cost $698)                                   698

CASH EQUIVALENTS--2.0%
AIM Short Term
Prime Obligation                347,654       348

TOTAL CASH EQUIVALENTS
(Cost $348)                                   348

TOTAL INVESTMENTS--98.4%
(Cost $13,923)                             16,845

OTHER ASSETS AND LIABILITIES--1.6%
Other Assets and Liabilities, Net             280

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 1,438,464 outstanding shares      14,326

Undistributed net investment income             8

Accumulated net realized loss on
investments                                  (131)

Net unrealized appreciation of
investments                                 2,922

TOTAL NET ASSETS:--100.0%                 $17,125

NET ASSET VALUE, OFFERING PRICE, AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL
CLASS                                     $ 11.91

The accompanying notes are an integral part of the financial statements.

*    Non-income producing security



DIVERSIFIED GROWTH FUND

Description                       Par (000)/Shares Value (000)

COMMON STOCKS--85.9%

AUTOMOTIVE--2.4%
Ford Motor                             105,000     $3,268

BANKS--2.5%
BankAmerica                             25,000      1,497
Citicorp                                26,900      1,903
                                                    3,400

CHEMICALS--2.0%
E.I. du Pont de Nemours                 41,000      2,819

COMMUNICATIONS EQUIPMENT--4.4%
Motorola                                24,000      1,833
Nokia (ADR)                             60,000      4,185
                                                    6,018

COMPUTERS & SERVICES--5.3%
Cisco Systems*                          68,000      4,692
Compaq Computer*                        27,000      1,306
Seagate Technology*                     29,000      1,222
                                                    7,220

DRUGS--6.5%
Abbott Laboratories                     78,000      3,325
Johnson & Johnson                       41,000      3,039
Pfizer                                  47,000      2,509
                                                    8,873

ELECTRICAL SERVICES--1.0%
Detroit Edison                          40,000      1,290

ENERGY & POWER--1.2%
Thermo Electron*                        34,000      1,577

FINANCIAL SERVICES--4.8%
American Express                        54,000      2,396
First Financial Management               5,000        488
FNMA                                    35,000      3,623
                                                    6,507

FOOD, BEVERAGE & TOBACCO--5.2%
Nabisco Holdings, Cl A                  28,000        830
PepsiCo                                 37,000      1,887
Philip Morris                           35,000      2,922
Sara Lee                                47,000      1,398
                                                    7,037

GAS/NATURAL GAS--0.6%
Enron                                  24,000         804

HOUSEHOLD PRODUCTS--1.1%
Newell                                 59,000       1,460

INSURANCE--0.7%
United Healthcare                      21,000      $1,026

MACHINERY--5.7%
Case Equipment                         27,000         992
General Electric                       69,000       4,399
Tenneco                                51,000       2,359
                                                    7,750
MARINE TRANSPORTATION--0.2%
Royal Carribean Cruises                14,000         340

MEASURING DEVICES--0.5%
MTS Systems                            26,000         735

MEDICAL PRODUCTS & SERVICES--4.8%
Columbia/HCA Healthcare                68,000       3,307
Medtronic                              60,000       3,225
                                                    6,532

MISCELLANEOUS BUSINESS SERVICES--6.7%
General Motors, Cl E                   27,000       1,229
Informix*                              53,000       1,721
Novell*                                71,000       1,296
Oracle Systems*                        90,000       3,451
Synopsys*                              16,000         492
The Bisys Group*                       39,000         995
                                                    9,184

OIL - DOMESTIC--2.1%
Atlantic Richfield                     27,000       2,899

OIL - INTERNATIONAL--4.7%
Amoco                                  30,000       1,924
Exxon                                  29,000       2,095
Mobil                                  16,000       1,594
Union Texas Petroleum                  42,000         767
                                                    6,380

PAPER & PAPER PRODUCTS--1.4%
Weyerhaeuser                           42,000       1,916

PRINTING & PUBLISHING--0.9%
News (ADR)                             54,000       1,188

REAL ESTATE INVESTMENT TRUSTS--3.2%
Debartolo Realty                       82,000       1,148
National Golf Properties               49,000       1,072
Simon Property Group                   84,000       2,132
                                                    4,352

RAILROADS--1.7%
Southern Pacific Rail*                 93,000    $  2,255

RETAIL--6.2%
Dayton Hudson                          26,000       1,973
J.C. Penney                            53,000       2,630
McDonald's                             85,000       3,251
Orchard Supply Hardware Stores*        41,000         595
                                                    8,449

SPECIALTY MACHINERY--2.2%
York International                     73,000       3,075

STEEL & STEEL WORKS--1.9%
AK Steel Holding*                      39,000       1,151
Inland Steel                           37,000         842
Rouge Steel                            23,500         546
                                                    2,539

TELEPHONES & TELECOMMUNICATION--4.5%
Airtouch Communications*               48,000       1,470
L.M. Ericsson Telephone (ADR)          58,000       1,421
Tele Danmark (ADR)                     16,000         414
Vodafone (ADR)                         71,000       2,911
                                                    6,216

TRUCKING--1.5%
Fritz*                                 28,000       2,063

TOTAL COMMON STOCKS
(Cost $95,561)                                    117,172

PREFERRED CONVERTIBLE STOCKS--0.4%

BANKS--0.4%
Citicorp, Ser 15, $1.217               24,010         486

TOTAL PREFERRED CONVERTIBLE STOCKS
(Cost $470)                                           486

CONVERTIBLE BONDS--1.6%
General Instrument, 42.1052 shares
5.000%, 06/15/00                      $ 1,650       2,207

TOTAL CONVERTIBLE BONDS
(Cost $2,218)                                       2,207

REPURCHASE AGREEMENTS--11.6%
J.P. Morgan 6.358%, dated 09/29/95,
matures 10/02/95, repurchase price
$7,802,086 (collateralized by U.S.
Treasury STRIPS, total par value
$24,410,698, 11/15/00-11/15/24, total
market value $7,953,959)               $7,798    $  7,798

Merrill Lynch 5.830%, dated 09/29/95,
matures 10/02/95, repurchase price
$7,976,609 (collateralized by various
U.S. Treasury Bills, total par value
$1,703,302, 03/07/96-09/19/96: U.S.
Treasury Notes, total par value
$4,996,019, 7.625%-13.750%,
11/15/03-11/15/10: total market value
$8,132,349)                             7,973       7,973

TOTAL REPURCHASE AGREEMENTS
(Cost $15,771)                                     15,771

TOTAL INVESTMENTS--99.5%
(Cost $114,020)                                   135,636

OTHER ASSETS AND LIABILITIES--0.5%
Other Assets and Liabilities, Net                     747

NET ASSETS:
Portfolio Shares--Institutional Class (.0001
par value--2 billion authorized) based on
11,276,198 outstanding shares                     112,233

Portfolio Shares--Retail Class A (.0001 par
value--2 billion authorized) based on 230,527
outstanding shares                                  2,416

Portfolio Shares--Retail Class B (.0001 par
value--2 billion authorized) based on 69,894
outstanding                                           762

Undistributed net investment income                   146

Accumulated net realized loss on investments         (790)

Net unrealized appreciation of investments         21,616

TOTAL NET ASSETS:--100.0%                        $136,383

NET ASSET VALUE, OFFERING PRICE, AND
REDEMPTION PRICE PER SHARE--INSTITUTIONAL CLASS   $ 11.78

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL A                                   $ 11.75

MAXIMUM SALES CHARGE OF 4.50%+                       0.55
OFFERING PRICE PER SHARE--RETAIL CLASS A          $ 12.30

NET ASSET VALUE AND OFFERING
PRICE PER SHARE--RETAIL CLASS B (1)               $ 11.73

The accompanying notes are an integral part of the financial statements.

*    Non-income producing security

+ The offering price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statement.

     ADR--American Depository Receipt
     FNMA--Federal National Mortgage Association
     STRIPS--Separately Trading of Registered Interest and Principal of
     Securities



STOCK FUND

Description                          Par (000)/Shares Value (000)

COMMON STOCK--83.3%

AUTOMOTIVE--1.6%
General Motors                             110,500     $ 5,180

BANKS--3.2%
Bay Banks                                   41,500       3,149
Chemical Banking                           121,300       7,384
                                                        10,533

CHEMICALS--3.2%
Hercules                                    96,600       5,603
Olin                                        75,100       5,163
                                                        10,766

COMPUTERS & SERVICES--7.3%
Compaq Computer*                           143,100       6,923
Cray Research*                             218,100       4,825
Hewlett Packard                             79,800       6,653
IBM                                         63,000       5,946
                                                        24,347

CONTAINERS & PACKAGING--1.4%
Ball                                       155,500       4,607

DRUGS--4.0%
American Home Products                      86,900       7,376
Bristol-Myers Squibb                        80,000       5,830
                                                        13,206

FINANCIAL SERVICES--1.5%
ITT                                         40,400       5,010

FOOD, BEVERAGE & TOBACCO--5.8%
ConAgra                                    186,700       7,398
Dole Food                                  188,900       6,541
Sara Lee                                   178,100       5,298
                                                        19,237

HOME APPLIANCES--1.0%
Whirlpool                                   58,100       3,355

INSURANCE--3.0%
AMBAC                                      129,800       5,711
General Re                                  29,100       4,394
                                                        10,105

LEISURE--2.0%
Brunswick                                  324,500       6,571

MACHINERY--6.3%
Briggs & Stratton                           18,100         729
Case Equipment                             193,300       7,104
Caterpillar                                 58,100       3,304
General Electric                           107,200       6,834
York International                          74,400       3,134
                                                        21,105

MULTI-INDUSTRY--2.5%
Minnesota Mining & Manufacturing            92,800    $  5,243
U.S. Industries*                           203,000       3,147
                                                         8,390

PAPER & PAPER PRODUCTS--4.3%
Bemis                                      185,800       5,133
James River                                188,500       6,031
Scott Paper                                 67,600       3,279
                                                        14,443

PETROLEUM REFINING--9.8%
Amerada Hess                                98,700       4,799
Exxon                                       65,300       4,718
Mobil                                       78,100       7,782
Royal Dutch Petroleum (ADR)                 45,600       5,597
Texaco                                      65,100       4,207
Unocal                                     194,000       5,529
                                                        32,632

PHOTOGRAPHIC EQUIPMENT & SUPPLIES--3.8%
Eastman Kodak                              124,400       7,371
Xerox                                       40,100       5,388
                                                        12,759

PRINTING & PUBLISHING--2.2%
Times Mirror, Cl A                         249,400       7,170

REAL ESTATE INVESTMENT TRUSTS--5.1%
Debartolo Realty                           278,000       3,892
Duke Realty Investments                    104,000       3,237
Equity Residential Properties Trust        155,600       4,687
Simon Property Group                       199,900       5,072
                                                        16,888

RAILROADS--3.5%
Consolidated Rail                           80,300       5,521
CSX                                         74,500       6,267
                                                        11,788

RETAIL--6.0%
Dayton Hudson                               66,700       5,061
Gap                                        135,900       4,892
Sears Roebuck                              151,300       5,579
Wal-Mart Stores                            179,400       4,463
                                                        19,995

SEMI-CONDUCTORS/INSTRUMENTS--2.0%
AMP                                         80,200    $  3,088
Texas Instruments                           43,500       3,474
                                                         6,562

STEEL & STEEL WORKS--1.2%
Aluminum Company of America                 74,000       3,913

TELEPHONES & TELECOMMUNICATION--1.8%
Century Telephone Enterprises              200,900       6,102

WHOLESALE--0.8%
W.W. Grainger                               46,000       2,777

TOTAL COMMON STOCK
(Cost $233,799)                                        277,441

MASTER NOTES--4.7%
Associates Corporation of North
America
5.708%, 10/02/95 (A)                      $  5,717       5,717
Goldman Sachs
5.830%, 10/03/95 (A)                         9,744       9,744

TOTAL MASTER NOTES
(Cost $15,461)                                          15,461

REPURCHASE AGREEMENTS--12.0%
J.P. Morgan 6.358%, dated 09/29/95,
matures 10/02/95, repurchase price
$18,251,112 (collateralized by various
U.S. Treasury STRIPS, total par value
$57,102,985, 05/15/00-05/15/24: total
market value $18,606,382)                   18,241      18,241

Merrill Lynch 5.830%, date 09/29/95,
matures 10/02/95, repurchase price
$21,562,888 (collaterlized by various
U.S. Treasury Bills, total par value
$4,604,478, 03/07/96-09/19/96: U.S.
Treasury Bonds, total par value
$13,505,563, 7.625%-13.75%,
11/15/03-11/15/10: total market value
$21,983,894)                                21,553      21,553

TOTAL REPURCHASE AGREEMENTS
(Cost $39,794)                                          39,794

TOTAL INVESTMENTS--100.0%
(Cost $289,054)                                        332,696

OTHER ASSETS AND LIABILITIES--0.0%
Other Assets and Liabilities, Net                          (10)

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 15,975,824 outstanding shares                $253,795

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 668,325
outstanding shares                                      10,526

Portfolio shares--Retail Class B ($.0001 par
value--2 billion authorized) based on 361,726
outstanding shares                                       6,547

Undistributed net investment income                        235

Accumulated net realized gain on investments            17,941

Net unrealized appreciation of investments              43,642

TOTAL NET ASSETS:--100.0%                             $332,686

NET ASSET VALUE, OFFERING PRICE AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS                   $ 19.56

NET ASSET VALUE AND REDEMPTION PRICE PER SHARE--
RETAIL CLASS A                                         $ 19.57

MAXIMUM SALES CHARGE OF 4.50%+                            0.92

OFFERING PRICE PER SHARE--RETAIL CLASS A               $ 20.49

NET ASSET VALUE AND OFFERING PRICE PER SHARE--
RETAIL CLASS B (1)                                     $ 19.49

The accompanying notes are an integral part of the financial statements.

*    Non-income producing security

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(1) Retail Class B has a contingent deferred sales charge. For a description of possible redemption charge, see the notes to the financial statements.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1995. The date shown is the longer of the reset or demand date.

     ADR--American Depository Receipt

     AMBAC--American Municipal Bond Assurance Company

     STRIPS--Separately Trading of Registered Interest and Principal of
     Securities



SPECIAL EQUITY FUND

Description                     Par (000)/Shares Value (000)

COMMON STOCK--73.8%

AGRICULTURE--1.6%
Pioneer Hi-Bred International           78,200     $3,597

AUTOMOTIVE--0.4%
Oshkosh Truck, Cl B                     53,200        811

BANKS--0.6%
Chemical Banking                        20,200      1,230

CHEMICALS--1.8%
IMC Global                              63,600      4,031

COMMUNICATIONS EQUIPMENT--0.7%
Aydin*                                  84,400      1,456

CONSTRUCTION MATERIALS--0.8%
Lafarge                                 98,400      1,808

DRUGS--0.2%
Hauser Chemical Research*               93,400        531

ELECTRICAL UTILITIES--1.7%
Unicom                                 124,600      3,769

FINANCIAL SERVICES--0.7%
Carr Realty                             77,200      1,448

MACHINERY--0.8%
Brown & Sharpe Manufacturing*          171,000      1,817

MARINE TRANSPORTATION--6.1%
London & Overseas Freighters (ADR)      40,300        589
Overseas Shipholding Group             229,600      4,563
Stolt-Nielsen                          217,700      6,967
Teekay Shipping*                        46,700      1,121
                                                   13,240

METALS & MINING--20.1%
AK Steel Holding*                      129,100      3,808
Allegheny Ludlum                        92,700      1,889
Aluminum Company of America             81,200      4,293
Asarco                                 168,000      5,292
Ashland Coal                            75,100      2,262
Cleveland-Cliffs                        41,200      1,694
Freeport-McMoran Copper & Gold         273,300      7,005
INCO                                   171,400      5,870
LTV*                                   235,200      3,293
Lukens                                  64,200      1,870
Phelps Dodge                            36,600      2,292
Republic Engineered Steels*            113,000        848
Reynolds Metals                         59,000      3,407
                                                   43,823

NATURAL GAS DISTRIBUTION--1.0%
MCN                                    115,500      2,281
OIL SERVICES--12.0%
Atwood Oceanic*                         44,500        921
Baker Hughes                           145,000      2,954
Dresser Industries                     167,800      4,006
Halliburton                            117,300      4,897
Helmerich & Payne                      236,200      6,643
Horsham                                458,000    $ 6,011
Pride Petroleum Services*               36,300        363
Stolt Comex Seaway*                     36,100        393
                                                   26,188
OIL - DOMESTIC--14.8%
Amerada Hess                            20,100         977
Anadarko Petroleum                      67,700       3,207
Ashland                                 39,900       1,332
Diamond Shamrock                        33,900         835
Holly                                  120,700       2,776
Louisiana Land & Exploration           121,200       4,318
Murphy Oil                              34,700       1,388
Nuevo Energy*                           47,500       1,069
Petrocorp*                              40,800         337
Sun                                     34,206         881
USX-Marathon Group                     357,300       7,055
Valero Energy                          241,700       5,801
Wiser Oil                              161,500       2,221
                                                    32,197
OIL - INTERNATIONAL--3.1%
Texaco                                 104,200       6,734

PRECIOUS METALS--6.5%
Coeur D'Alene Mines                    149,800       3,033
Hecla Mining*                          175,300       2,126
Hemlo Gold Mines                       250,300       2,503
Newmont Mining                         109,499       4,654
Santa Fe Pacific Gold                  141,100       1,781
                                                    14,097

RETAIL--0.9%
Dayton Hudson                           26,400       2,003

TOTAL COMMON STOCK
(Cost $146,045)                                    161,061

MASTER NOTES--8.4%
Associates Corporation of North America
5.708%, 10/02/95 (A)                  $  8,735       8,735
Goldman Sachs
5.830%, 10/03/95 (A)                     9,534       9,534

TOTAL MASTER NOTE
(Cost $18,269)                                      18,269

REPURCHASE AGREEMENT--16.9%
J.P. Morgan 6.358%, dated 09/29/95,
matures 10/02/95, repurchase price
$18,568,887 (collateralized by various
U.S. Treasury STRIPS, total par value
$58,097,221, 05/15/00-05/15/24: total
market value $18,930,343)               18,559      18,559

Merrill Lynch 5.830%, dated 09/29/95,
matures 10/02/95, repurchase price
$18,370,295, (collateralized by
various U.S. Treasury Bills, total par
value $3,922,741, 03/07/96-09/19/96:
U.S. Treasury Bonds, total par value
$11,505,934, 7.625%-13.75%,
11/15/03-11/15/10: total market value
$18,728,967)                          $ 18,361    $ 18,361

TOTAL REPURCHASE AGREEMENT
(Cost $36,920)                                      36,920

TOTAL INVESTMENTS--99.1%
(Cost $201,234)                                    216,250

OTHER ASSETS AND LIABILITIES--0.9%
Other Assets and Liabilities, Net                    1,992

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 11,278,581 outstanding shares             173,630

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based on
648,950 outstanding shares                          10,058

Portfolio shares--Retail Class B ($.0001
par value--2 billion authorized) based on
271,858 outstanding shares                           4,525

Undistributed net investment income                     75

Accumulated net realized gain on investments        14,938

Net unrealized appreciation of investments          15,016

TOTAL NET ASSETS:--100.0%                         $218,242

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS               $ 17.89

NET ASSET VALUE AND REDEMPTION PRICE PER SHARE--
RETAIL CLASS A                                     $ 17.89

MAXIMUM SALES CHARGE OF 4.50%+                        0.84

OFFERING PRICE PER SHARE--RETAIL CLASS A           $ 18.73

NET ASSET VALUE AND OFFERING PRICE PER SHARE--
RETAIL CLASS B (1)                                 $ 17.83

The accompanying notes are an integral part of the financial statements.

*    Non-income producing security

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

(A) Variable Rate Security with Demand Features--the rate reported on the Statement of Net Assets is the rate in effect as of September 30, 1995. The date shown is the longer of the reset or demand date.

     ADR--American Depository Receipt

     STRIPS--Separately Trading of Registered Interest and Principal of
     Securities



REGIONAL EQUITY FUND

Description                   Shares/Par (000) Value (000)

INVESTMENTS IN SECURITIES OF UNAFFILIATED
ISSUERS--80.5%

COMMON STOCKS--65.3%

APPAREL/TEXTILES--0.5%
Raven Industries                    54,100    $   974

AUTOMOTIVE--2.4%
Tower Automotive*                  365,000      5,019

BANKS--5.6%
Community First Bankshares         250,000      4,813
TCF Financial                      120,000      6,990
                                               11,803

BROADCASTING, NEWSPAPERS &
ADVERTISING--1.2%
Lodgenet Entertainment*            240,000      2,520

CHEMICALS--0.6%
W.H. Brady                          16,200      1,183

COMMUNICATIONS EQUIPMENT--3.1%
Communications Systems             440,000      6,490
COMPUTERS & SERVICES--9.7%
Control Data Systems*              450,000      5,456
Cray Research*                     350,000      7,744
Digi International*                220,000      6,215
Netstar*                            96,800      1,016
                                               20,431

DRUGS--2.2%
Lifecore Biomedical*               350,000      4,681

ENVIRONMENTAL SERVICES--0.1%
Appliance Recycling Centers of
America*                            34,300        223

FINANCIAL SERVICES--2.0%
General Growth Properties          200,000      4,125

FOOD, BEVERAGE & TOBACCO--4.7%
Grist Mill*                        210,000      1,969
International Multifoods           190,000      4,085
Michael Foods                      290,000      3,879
                                                9,933

INSURANCE--0.6%
Crop Growers*                       90,000      1,328

MACHINERY--8.2%
Alliant Techsystems*                50,000      2,350
BMC Industries                     161,500      6,238
Donaldson                          200,000      4,925
Pentair                             85,000      3,825
                                               17,338

MEDICAL--5.7%
Angeion*                           555,000      4,163
ATS Medical*                       186,400      1,631
Biovascular*                       266,400      4,795
CNS*                                58,900        773
Empi*                               44,300        875
                                               12,237

METALS & MINING--1.0%
Varlen                              80,600    $ 2,196

MISCELLANEOUS BUSINESS SERVICES--3.1%
National Computer Systems          300,000      6,450

MISCELLANEOUS CONSUMER SERVICES--3.1%
Regis                              300,000      6,450

MISCELLANEOUS TRANSPORTATION--0.7%
Arctco                             120,000      1,530

PRINTING & PUBLISHING--1.9%
IPI*                               198,300        793
Merrill                            175,200      3,241
                                                4,034

RETAIL--5.5%
Buffets*                           178,700      2,234
Damark International, Cl A*        200,000      1,425
Fingerhut                          350,000      5,644
Vicorp Restaurants*                200,000      2,400
                                               11,703

SPECIALTY CONSTRUCTION--0.1%
Apogee Enterprises                  19,500        293

TELEPHONES & TELECOMMUNICATION--0.9%
Marketlink*                        485,000      1,841

WHOLESALE--2.4%
A.M. Castle                        133,500      2,970
Hawkins Chemical                   298,000      2,161
                                                5,131
TOTAL COMMON STOCKS
(Cost $106,569)                               137,913

CONVERTIBLE BONDS--0.8%
Hector Communications
8.500%, 02/15/02                  $  1,630      1,622

TOTAL CONVERTIBLE BONDS
(Cost $1,630)                                   1,622

WARRANTS--0.4%

ENTERTAINMENT--0.0%
Canterbury Park Holdings*          177,500         67

MEDICAL--0.4%
Angeion*                           430,000        644
ATS Medical*                       186,400        105
                                                  749
TOTAL WARRANTS
(Cost $196)                                       816

MASTER NOTES--4.0%
Associates Corporation of North America
5.708%, 10/02/95 (A)                 2,304      2,304
Goldman Sachs
5.830%, 10/03/95 (A)                 6,168      6,168

TOTAL MASTER NOTES
(Cost $8,472)                                $  8,472

REPURCHASE AGREEMENTS--10.0%
J.P. Morgan 6.358%, dated 09/29/95,
matures 10/02/95, repurchase price
$10,186,211 (collateralized by various
U.S. Treasury STRIPS, total par value
$31,870,007, 11/15/00-11/15/24: total
market value $10,384,493)         $ 10,181     10,181

Merrill Lynch 5.830%, dated 09/29/95,
matures 10/02/95, repurchase price
$10,948,751 (collateralized by various
U.S. Treasury Bills, total par value
$2,337,965, 03/07/96-09/19/96: U.S.
Treasury Bonds, total par value
$6,857,572, 7.625%-13.750%,
11/15/03-11/15/10: total market value
$11,162,521)                        10,943     10,943

TOTAL REPURCHASE AGREEMENTS
(Cost $21,124)                                 21,124

TOTAL INVESTMENTS IN SECURITIES OF UNAFFILIATED
ISSUERS
(Cost $137,991)                               169,947

INVESTMENTS IN COMMON STOCK OF AFFILIATES--19.6%
Aequitron Medical* (B)             360,000      3,330
Aetrium* (B)                       680,000     14,618
Alternate Postal Delivery* (B)     241,900      1,391
Audio King* (B)                    265,000        894
Canterbury Park Holdings* (B)      177,500        422
Deflecta-Shield* (B)               250,000      1,781
Dynamic Healthcare
 Technologies* (B)                 350,000        328
Navarre* (B)                       260,000      2,210
Norstan* (B)                       240,000      6,240
Orphan Medical* (B)                275,000      2,028
Rehabilicare* (B)                  471,400      1,768
Rimage* (B)                        235,000      1,630
TSI (B)                            430,000      4,838

TOTAL INVESTMENTS IN COMMON STOCK OF AFFILIATES
(Cost $26,431)                                 41,478

TOTAL INVESTMENTS--100.1%
(Cost $164,422)                               211,425

OTHER ASSETS AND LIABILITIES--(0.1)%
Other Assets and Liabilities, Net                (295)

NET ASSETS:
Portfolio Shares--Institutional Class ($.0001 par
value-2 billion authorized) based on 11,006,811
outstanding shares                            131,400

Portfolio Shares--Retail Class A ($.0001 par
value-2 billion authorized) based on 871,282
outstanding shares                           $ 10,222

Portfolio Shares--Retail Class B ($.0001 par
value-2 billion authorized) based on 449,114
outstanding shares                              6,649

Undistributed net investment income               317

Accumulated net realized gain on investments   15,539

Net unrealized appreciation of investments     47,003

TOTAL NET ASSETS                             $211,130

NET ASSET VALUE, OFFERING PRICE AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS         $  17.13

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                        $  17.12

MAXIMUM SALES CHARGE OF 4.50%+                   0.81

OFFERING PRICE PER SHARE--RETAIL CLASS A     $  17.93

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                    $  16.99

The accompanying notes are an integral part of the financial statements.

*    Non-income producing security

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

(A) Variable Rate Security--the rate reported on the Statement of Net Assets is the rate in effect at September 30,1995. The date shown is the next reset date.

(B) Investments are representing five percent or more of the outstanding voting securities of the issuer, and is or was an affiliate, as defined in the Investment Company Act of 1940 at or during the annual fiscal year ended September 30, 1995. The activity for these securities is listed below. Terrano Incorporated changed its name to Dynamic Healthcare Technologies during the year.

                       SHARES         SHARES                                     REALIZED
DESCRIPTION          AT 9/30/94     AT 9/30/95    DIFFERENCE     DIVIDENDS     GAINS/LOSSES
Aequitron
Medical                    --        360,000        360,000       $    --       $      --
Aetrium               248,000        680,000        432,000            --              --
Alternate Postal
 Delivery                  --        241,900        241,900            --              --
Audio King            262,112        265,000          2,888            --              --
Canterbury Park
 Holdings             177,500        177,500             --            --              --
Deflecta-Shield       101,100        250,000        148,900            --              --
Dynamic
 Healthcare
 Technologies         350,000        350,000             --            --              --
Navarre               152,200        260,000        107,800            --              --
Norstan               185,000        240,000         55,000            --              --
Northwest
 Teleproductions      170,000             --       (170,000)           --        (296,275)
Orphan Medical             --        275,000        275,000            --              --
Rehabilicare               --        471,400        471,400            --              --
Rimage                216,000        235,000         19,000            --              --
TSI                   310,000        430,000        120,000        42,885              --

The accompanying notes are an integral part of the financial statements.

     STRIPS--Separately Trading of Registered Interest and Principal of Securities.


EMERGING GROWTH FUND

Description                         Shares/Par (000) Value (000)

COMMON STOCK--89.0%

AEROSPACE & DEFENSE--1.1%
Tracor*                                    27,000     $  446

APPAREL/TEXTILES--0.4%
Cutter & Buck*                             24,000        177

AUTOMOTIVE--2.1%
Deflecta-Shield*                           63,000        449
Tower Automotive*                          34,000        467
                                                         916

BROADCASTING, NEWSPAPERS &
ADVERTISING--2.0%
Bell Cablemedia (ADR)*                     20,000        365
National Wireless Holdings*                19,000        247
Pricellular, Cl A*                         21,000        265
                                                         877

CHEMICALS--2.8%
Applied Extrusion Technologies*            29,000        533
Cambrex                                    13,000        523
H.B. Fuller                                 4,500        142
                                                       1,198

COMMUNICATIONS EQUIPMENT--7.2%
Checkpoint Systems*                        19,000        501
Communications Systems                     38,000        561
General Datacomm Industries*               12,000        177
Numerex, Cl A*                             53,000        444
Picturetel*                                 9,000        407
Telebit*                                   24,000        105
Telewest Communications (ADR)*              6,000        183
Tellabs*                                   16,000        674
                                                       3,052

COMPUTERS & SERVICES--1.2%
Mackie Designs*                            24,000        348
Mylex*                                      6,000        102
Netstar*                                    6,000         63
                                                         513

DRUGS--4.4%
Genzyme*                                    9,000        522
Idexx Labs*                                36,000      1,341
                                                       1,863

ENERGY & POWER--0.9%
California Energy*                         18,000        369

ENTERTAINMENT--0.7%
Avid Technology*                            7,000        301

FINANCIAL SERVICES--7.9%
Advanta, Cl A                               8,000        360
Advanta, Cl B                              13,000        553
First USA                                  11,000        597
Fiserv*                                    24,000        692
SPS Transaction Services*                  17,000        493
The Bisys Group*                           25,200        643
                                                       3,338

HAZARDOUS WASTE MANAGEMENT--2.2%
Molton Metal Technology*                   29,000     $  939

HOUSEHOLD PRODUCTS--1.4%
Coleman*                                   16,000        600

INSURANCE--2.9%
Partnerre Holdings                         15,000        371
Vesta Insurance Group                      22,000        853
                                                       1,224

MACHINERY--0.8%
Shaw Group*                                39,000        356

MEASURING DEVICES--0.7%
Quickturn Design Systems*                  29,000        301

MEDICAL PRODUCTS & SERVICES--13.1%
American Medical Response*                 11,000        312
ATS Medical*                               58,100        508
Cerner*                                    12,000        411
HBO                                        13,000        813
Healthsource*                              14,000        674
Quorum Health Group*                       35,000        792
Target Therapeutics*                       17,000      1,187
Vencor*                                    27,000        864
                                                       5,561

METALS & MINING--0.8%
Republic Engineered Steels*                43,000        323

METALWORKING, MACHINERY, & EQUIPMENT--2.6%
Greenfield Industries                      23,000        707
Wolverine Tube*                            10,000        379
                                                       1,086

MISCELLANEOUS BUSINESS SERVICES--3.5%
Keane*                                     20,000        578
Landmark Graphics*                         26,000        733
Spectrum Holobyte*                         15,000        189
                                                       1,500

MISCELLANEOUS FURNITURE & FIXTURES--0.4%
Falcon Building Products, Cl A*            20,000        175

OIL - DOMESTIC--2.1%
Belden & Blake*                            25,200        479
Cairn Energy USA*                          32,000        408
                                                         887

PRINTING & PUBLISHING--1.3%
Thomas Nelson                              21,000        530

RETAIL--6.2%
Buffets*                                   18,000        225
Hometown Buffet*                           36,000        504
Orchard Supply Hardware Stores*            26,000        377
Santa Isabel (ADR)*                        21,000        454
Today's Man*                               39,000        361
West Marine*                               22,000        704
                                                       2,625

SEMI-CONDUCTORS/INSTRUMENTS--0.7%
Fusion Systems*                            10,900     $  319

SERVICES - SECURITY--1.2%
ITI Technologies*                          18,000        488

SERVICES - PREPACKAGED SOFTWARE--9.3%
Aspen Technologies*                        19,000        570
BTG*                                       58,000        580
Datalogix International*                   20,000        285
Hyperion Software*                          8,000        454
Imnet Systems*                             22,500        579
National Instruments*                      18,000        365
Network Peripherals*                       28,000        441
Platinum Software*                         19,000        221
Summit Medical Systems*                     1,500         23
Transaction Systems Architects*            15,000        401
                                                       3,919

SPECIALTY CONSTRUCTION--0.9%
Insituform Mid-America Cl A                23,000        368

TELEPHONES & TELECOMMUNICATION--3.8%
A+ Communications*                         24,000        366
American Paging*                           19,000        147
Broadband Technologies*                    11,000        237
International Cabletel*                    30,000        840
                                                       1,590

TRUCKING--4.4%
Fritz*                                     12,500        921
Landstar System*                           39,000        941
                                                       1,862
TOTAL COMMON STOCK
(Cost $31,780)                                        37,703

PREFERRED STOCKS--0.4%

MISCELLANEOUS BUSINESS SERVICES--0.4%
Network Imaging                            11,000        184

TOTAL PREFERRED STOCKS
(Cost $181)                                              184

WARRANTS--0.1%

MEDICAL PRODUCTS & SERVICES--0.1%
ATS Medical*                               43,000         24

TOTAL WARRANTS
(Cost $12)                                                24

REPURCHASE AGREEMENTS--10.1%
J.P. Morgan 6.358%, dated 09/29/95,
matures, 10/02/95, repurchase price
$1,967,540 (collateralized by various
U.S. Treasury STRIPS, total par value
$6,155,924, 05/15/00-05/15/24: total
market value $2,005,840)                  $ 1,966      1,966

Merrill Lynch 5.830%, dated 09/29/95,
matures 10/02/95, repurchase price
$2,338,497, (collateralized by various
U.S. Treasury Bills, total par value
$499,356, 03/07/96-09/19/96: U.S.
Treasury Bonds, total par value
$1,464,680, 7.625%-13.75%,
11/15/03-11/15/10: total market value
$2,384,156)                               $ 2,338    $ 2,338

TOTAL REPURCHASE AGREEMENT
(Cost $4,304)                                          4,304

TOTAL INVESTMENTS--99.6%
(Cost $36,277)                                        42,215

OTHER ASSETS AND LIABILITIES--0.4%
Other Assets and Liabilities, Net                        155

NET ASSETS:
Portfolio shares--Institutional Class ($.0001 par
value--2 billion authorized) based on 3,111,893
outstanding shares                                    34,819

Portfolio shares--Retail Class A ($.0001 par
value--2 billion authorized) based on 28,829
outstanding shares                                       331

Portfolio shares--Retail Class B ($.0001 par
value--2 billion authorized) based on 20,143
outstanding shares                                       234

Undistributed net investment income                       19

Accumulated net realized gain on investments           1,029

Net unrealized appreciation of investments             5,938

TOTAL NET ASSETS:--100.0%                            $42,370

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS                 $ 13.41

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                                $ 13.40

MAXIMUM SALES CHARGE OF 4.50%+                          0.63

OFFERING PRICE PER SHARE--RETAIL CLASS A             $ 14.03

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                            $ 13.29

The accompanying notes are an integral part of the financial statements.

*    Non-income producing security.

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statements.

     ADR--American Depository Receipt
     STRIPS--Separately Trading of Registered Interest and Principal of
     Securities



TECHNOLOGY FUND

Description                      Shares/Par (000) Value (000)

COMMON STOCK--91.5%

COMMUNICATION SERVICES--0.4%
Performance Systems International*        500       $ 11
UUNET Technologies*                     2,800        129
                                                     140
COMMUNICATIONS EQUIPMENT--21.3%
ACT Networks*                           1,500         16
ADC Telecommunications*                11,700        532
Ascend Communications*                  3,800        304
BroadBand Technologies*                12,100        260
DSC Communications*                    21,800      1,293
General Datacomm Industries*           16,300        240
General Instrument*                    14,700        441
L.M. Ericsson Telephone (ADR)          29,200        715
MRV Communications*                    14,400        308
Nokia (ADR)                            18,400      1,283
Picturetel*                            11,600        525
Plaintree Systems*                     16,000        136
Telebit*                               31,100        136
Tellabs*                               15,400        649
VideoServer*                            3,700        130
                                                   6,968

COMPUTERS & SERVICES--16.2%
Cabletron Systems*                      5,700        375
Cirrus Logic*                          14,200        813
Cisco Systems*                         22,300      1,540
Compaq Computer*                       21,400      1,035
Concentra*                              6,900         72
Convex Computer*                       27,400        123
Diamond Multimedia Systems*               250          8
Mackie Designs*                        16,000        232
Mylex*                                  6,500        111
NetStar*                                6,500         68
Seagate Technology*                    13,200        556
Silicon Graphics*                       8,900        306
StorMedia*                              1,800         81
                                                   5,320

SEMI-CONDUCTORS/INSTRUMENTS--12.8%
Adaptec*                                9,900        408
ANADIGICS*                              2,807         78
Applied Materials*                      6,200        634
C.P. Clare*                               700         18
Fusion Systems*                         8,200        240
LSI Logic*                             14,400        832
Micron Technology                      13,400      1,065
Paradigm Technology*                      200          6
Quickturn Design Systems*              21,000        218
S3*                                    10,700        373
SDL*                                    2,100         59
Solectron*                              4,800        190
TelCom Semiconductor*                   6,000         69
                                                   4,190

SERVICES - PREPACKAGED SOFTWARE--40.8%
ArcSys*                                   500     $   21
Aspen Technologies*                    12,300        369
Autodesk                               12,200        534
Avid Technology*                        6,000        258
Baan, N.V.*                             9,500        428
BDM International*                      2,700         74
BTG*                                   21,200        212
C*ATS Software*                           500          4
CFI Proservices*                       20,000        325
Checkfree*                              2,000         40
Computer Associates International      11,650        492
Datalogix International*               26,800        382
Dataware Technologies*                  8,100        103
Dendrite International*                10,600        162
Discreet Logic*                         2,000        110
Firefox Communications*                 1,000         25
Harbinger*                                300          4
Hyperion Software*                      8,400        477
Imnet Systems*                         12,200        314
Inference*                              5,300         80
Informix*                              55,300      1,795
Legato Systems*                           400         11
Macromedia*                             5,200        297
McAfee Associates*                      6,689        344
National Instruments*                  16,700        338
Network Peripherals*                   14,000        221
Novell*                                21,200        387
ON Technology*                            500          9
Oracle Systems*                        36,000      1,382
Parametric Technology*                  9,400        578
Peoplesoft*                             8,400        763
Pinnacle Systems*                       1,500         46
Platinum Technology*                   14,800        307
Pure Software*                          2,500         89
Seer Technology*                          500          8
Smith Micro Software*                     500          5
Softdesk*                               8,200        207
Softkey International*                  7,700        341
Spectrum Holobyte*                     27,400        346
Spyglass*                                 100          5
Synopsys*                              13,600        418
System Software Associates             14,200        570
TGV Software*                             500          8
Transaction Systems Architects*        18,400        492
                                                  13,381

TOTAL COMMON STOCK
(Cost $23,247)                                    29,999

PREFERRED STOCKS--0.4%

SERVICES - PREPACKAGED SOFTWARE--0.4%
Network Imaging                         6,800        114

TOTAL PREFERRED STOCKS
(Cost $128)                                          114

REPURCHASE AGREEMENTS--7.4%
J.P. Morgan 6.358%, dated 09/29/95,
matures 10/02/95, repurchase price
$1,025,274 (collateralized by various
U.S. Treasury STRIPS, total par value
$3,207,966, 11/15/00-11/15/24: total
market value $1,045,281)               $1,025    $ 1,025

Merrill Lynch 5.830%, dated 09/29/95,
matures 10/02/95, repurchase price $1,385,418
(collateralized by various U.S. Treasury Bills,
total par value $295,838, 03/07/96-09/19/95:
U.S. Treasury Bonds, total par value $867,734,
7.625%-13.750%, 11/15/03-11/15/10: total market
value $1,412,467)                       1,385      1,385

TOTAL REPURCHASE AGREEMENTS (Cost $2,410)          2,410

TOTAL INVESTMENTS--99.3% (Cost $25,785)           32,523

OTHER ASSETS AND LIABILITIES--0.7%
Other Assets and Liabilities, Net                    244

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion shares authorized)
based on 1,605,061 outstanding shares             19,697

Portfolio shares--Retail Class A
($.0001 par value--2 billion authorized)
based on 80,253 outstanding shares                 1,250

Portfolio shares--Retail Class B ($.0001
par value--2 billion authorized) based on
112,734 outstanding shares                         1,788

Accumulated net realized gain on investments       3,294

Net unrealized appreciation of investments         6,738

TOTAL NET ASSETS:--100.0%                        $32,767

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION PRICE
PER SHARE--INSTITUTIONAL CLASS                   $ 18.24

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                            $ 18.24

MAXIMUM SALES CHARGE OF 4.50%+                      0.86

OFFERING PRICE PER SHARE--RETAIL CLASS A         $ 19.10

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                        $ 18.02

The accompanying notes are an integral part of the financial statements.

*    Non-income producing security

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statement.

     ADR--American Depository Receipt
     STRIPS--Separately Trading of Registered Interest and Principal of
     Securities



INTERNATIONAL FUND

Description                        Shares/Par (000) Value (000)

FOREIGN COMMON STOCKS--91.7%

ARGENTINA--1.8%
Banco Frances Rio Plata (ADR)              15,700     $  340
Cementera Argentina*                      100,000        435
Commercial del Plata*                      79,000        186
Dycasa Dragados, Cl B                      60,000        141
Irsa, Cl B*                               113,450        270
Polledo*                                  140,000         96
Quilmes Industrial                         12,300        227
                                                       1,695

AUSTRALIA--0.8%
Newscorp                                  135,800        755

CHILE--0.4%
Madeco (ADR)                               10,000        235
Santa Isabel (ADR)                          8,200        177
                                                         412

FINLAND--5.0%
Nokia, Cl A                                68,000      4,772

FRANCE--1.9%
Axa                                         7,950        420
Business Objects (ADR)*                     6,700        285
Castorama                                   1,705        278
Cie Bancaire                                3,965        370
SGS-Thomson (ADR)*                          9,300        452
                                                       1,805

GERMANY--1.3%
Siemens                                       875        440
Veba                                       20,250        802
                                                       1,242

HONG KONG--5.5%
Cheung Kong Holdings                      115,000        626
Citic Pacific                             157,700        476
First Pacific                           1,699,000      1,813
HSBC Holdings                              92,200      1,282
Hutchison Whampoa                          85,000        461
Sun Hung Kai Properties                    69,000        560
                                                       5,218

INDIA--0.7%
East India Hotels (A) (GDR)*                7,100        135
I.T.C. (A) (ADR)*                          46,500        418
Ranbaxy Laboratories (A) (GDR)              5,500        154
                                                         707

INDONESIA--1.1%
Indonesian Satellite (ADR)                 30,000      1,054

IRELAND--0.4%
Elan (ADR)*                                10,000     $  415

ISRAEL--0.4%
ECI Telecommunications                     16,000        358

ITALY--2.3%
Assicurazioni Generali                     18,000        416
Falck*                                    100,000        245
Fila Holdings (ADR)                         8,000        283
Instituto Mobiliare                        22,000        132
Mediobanca                                 28,000        208
Telecom Italia                            539,000        899
                                                       2,183

JAPAN--25.2%
Advantest                                  19,000      1,123
Alpine Electronics                         26,000        399
Best Denki                                 11,000        166
Bridgestone                                26,000        386
Canon                                      13,000        232
Canon Sales                                 6,000        155
Daini Denden                                  210      1,733
Daiwa Securities                           57,000        719
Fanuc                                       4,000        178
Hirose Electric                             6,300        395
Ito Yokado                                 20,000      1,106
Keyence                                     3,800        472
KOA                                        35,000        554
Kokusai Electric                           31,000        707
Komatsu                                    48,000        386
Kubota                                     62,000        418
Kurita Water Industries                     9,000        245
Kyocera                                    24,000      1,974
Makita                                     13,000        206
Marui                                      14,000        261
Matsushita Electric                        16,000        245
Mitsubishi Electric                        34,000        266
Mitsubishi Estate                          54,000        605
Mitsubishi Trust & Banking                 16,000        250
Mitsui Fudosan                             40,000        480
Murata Manufacturing                       26,000        976
NEC                                       141,000      1,965
Nikon                                      75,000        969
Nippon Telegraph & Telephone                   36        310
Nissan Motors                              41,000        295
Nomura Securities                          33,000        646
NTT Data Communications                        19        443
Sankyo                                      8,000        182
Sanwa Bank                                 25,000        469
Sharp                                      33,000        463
Sony                                        8,000        415
Sumitomo Bank                              18,000        349
Sumitomo Trust & Banking                   35,000    $   480
TDK                                         4,000        206
Tokyo Electronics                          30,000      1,305
Toray                                      50,000        304
Toyota Motor                               19,000        362
Ushio                                      16,000        177
Yamanouchi Pharmaceutical                   8,000        173
                                                      24,150

LUXEMBOURG--0.2%
Millicom International*                     6,000        193

MALAYSIA--3.5%
Arab-Malaysian Merchant Bank               98,000      1,210
Malayan Banking                            53,000        428
New Straits Times Press                   100,000        283
Sime Darby Malaysia                       125,000        333
Technology Resources*                     296,000        772
United Engineers, F                        55,000        353
                                                       3,379

MEXICO--2.6%
Bufete Industrial (ADR)*                   10,500        169
Cemex, Cl A                                51,750        218
Cifra                                     117,000        146
Grupo Carso (ADR)*                         17,400        191
Grupo Financiero Banamex, Cl B            170,000        340
Grupo Financiero Banamex, Cl L              8,500         17
Grupo Financiero Inbursa, Cl C            200,000        631
Grupo Iusacell (ADS)*                      15,510        202
Grupo Modelo                               34,000        138
Grupo Posadas, Cl A*                      600,000        235
Grupo Synkro (ADR)*                       250,000         69
Kimberly Clark, Cl A                       11,000        147
                                                       2,503

NETHERLANDS--4.1%
Advanced Semi-Conductor (ADR)*              4,800        242
ASM Litho Holdings (ADR)*                  12,000        526
Baan (ADR)*                                16,000        720
Elsevier                                   18,500        237
Getronics                                   3,800        187
International Nederlanden                   4,200        244
Madge Networks (ADR)*                       8,300        266
Philips Electronics                         8,800        429
Polygram                                   10,000        650
Wolters Kluwer                              4,200        385
                                                       3,886

NEW ZEALAND--0.8%
Telecom New Zealand (ADR)                  13,100        809

NORWAY--1.3%
Hafslund Nycomed, Cl B                     10,000     $  259
Petroleum Geo-Services (ADR)*              39,300        963
                                                       1,222

PERU--2.2%
Banco de Credito del Peru, Cl C           122,000        229
Banco Wiese (ADR)                          53,748        363
Cementos Norte Pacasmayo                   50,000        117
Cia de Minas Buenaventura, Cl T            33,883        193
Cia Peruana de Telefonos, Cl B            481,559        927
El Pacifico Peruana Suiza                   8,431        207
Telefonos 2000*                            73,899         72
                                                       2,108

PHILIPPINES--0.7%
San Miguel, Cl B                          181,000        639

SINGAPORE--2.6%
Cerebos Pacific                            40,000        239
City Developments                          87,600        542
Creative Technology (ADR)*                  8,600        117
Flextronics (ADR)*                         12,200        314
Singapore Press, F                         12,000        184
Straits Steamship Land                    104,000        285
United Overseas Bank, F                    88,640        768
                                                       2,449

SOUTH KOREA--3.4%
Korea Fund                                 20,750        459
Korea Mobile Telecom (A) (GDR)*            18,900        671
Samsung Electric Non-Voting (GDS)
New*                                        1,781        107
Samsung Electric Non-Voting (GDS)*         28,400      1,989
Samsung Electric Voting (GDR) New*             70          8
Samsung Electric Voting (GDR) New*            135         15
Samsung Electric Voting (A) (GDR)*            354         42
                                                       3,291

SWEDEN--7.7%
Allgan Free, Cl B                          20,300        454
Asea Free, Cl B                             9,950        987
Astra Free, Cl B                           26,200        922
Autoliv                                    14,500        884
Ericsson Telephone (ADR)                  168,000      4,116
                                                       7,363

SWITZERLAND--4.1%
Brown Boveri & Cie Bearer                     375        434
Ciba Geigy                                    450        361
Roche Holdings                                230      1,624
Sandoz Pharmaceutical                       1,940      1,477
                                                       3,896

THAILAND--1.8%
Advanced Info Service, F                   57,000     $  897
Land And House, F                           9,400        148
Total Access Communications (ADR)*         50,000        313
United Communication                       25,000        325
                                                       1,683

UNITED KINGDOM--9.9%
B.A.T.                                     24,000        200
Barclays Bank                              41,000        485
British Sky Broadcasting (ADR)             45,000      1,627
Commercial Union                           47,600        440
GlaxoWellcome                              52,000        630
Logica                                     31,000        239
Next                                      104,400        669
Reuters                                   103,900        917
Smithkline Beecham                        127,900      1,270
Takare                                     82,400        289
Tele-Communications (ADR), Cl A            49,200        917
Vodafone Group                            157,800        662
WPP Group                                  87,300        205
Zeneca Group                               56,000      1,012
                                                       9,562

TOTAL FOREIGN COMMON STOCKS
(Cost $78,518)                                        87,749

FOREIGN PREFERRED STOCKS--2.0%

GERMANY--2.0%
SAP                                        11,500      1,871

TOTAL FOREIGN PREFERRED STOCKS
(Cost $1,433)                                          1,871

REPURCHASE AGREEMENT--6.4%
Merrill Lynch 5.830%, dated 9/29/95,
matures 10/2/95, repurchase price
$6,080,345 (collateralized by various
U.S. Treasury Bills, total par value
$1,298,379, 3/07/96 - 9/19/96: U.S.
Treasury Bonds, total par value
$3,808,324, 8.250% - 13.750%,
11/15/03 - 11/15/10: total market
value $6,199,061)                        $  6,077      6,077

TOTAL REPURCHASE AGREEMENT
(Cost $6,077)                                          6,077

TOTAL INVESTMENTS--100.1%
(Cost $86,028)                                        95,697

OTHER ASSETS AND LIABILITIES--(0.1%)

OTHER ASSETS AND LIABILITIES, NET                       (115)

NET ASSETS:
Portfolio shares of
Institutional ($.0001
par value--2 billion
authorized) based on
9,166,192 outstanding
shares                                               $89,600

Portfolio shares of
Retail class A
($.0001 par value--2
billion authorized)
based on 85,174
outstanding shares                                       832

Portfolio shares of
Retail class B
($.0001 par value--2
billion authorized)
based on 30,086
outstanding shares                                       284

Undistributed net
investment income                                      1,609

Accumulated net
realized loss on
investments and
foreign currency
transactions                                          (6,170)

Net unrealized
depreciation on
forward foreign
currency contracts,
foreign currency and
translation of other
assets and
liabilities in
foreign currency                                        (242)

Net unrealized
appreciation on
investments                                            9,669

TOTAL NET
ASSETS:--100.0%                                      $95,582

NET ASSET VALUE,
OFFERING PRICE AND
REDEMPTION PRICE PER
SHARE--INSTITUTIONAL
CLASS                                                $ 10.30

NET ASSET VALUE AND
REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                                $ 10.28

MAXIMUM SALES CHARGE
OF 4.50%+                                               0.48

OFFERING PRICE PER
SHARE--RETAIL CLASS A                                $ 10.76

NET ASSET VALUE AND
OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                            $ 10.20

The accompanying notes are an integral part of the financial statements.

*    Non-income producing security

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statement.

(A) Securities sold within terms of a private placement memorandum, exempt from registration under Section 144A of the Securities Act of 1993, as amended, and may be sold only to dealers in that program or other "accredited investors." These securities have been determined to be liquid under the guidelines established by the Board of Directors.

     ADR--American Depository Receipts
     ADS--American Depository Shares
     GDR--Global Depository Receipts
     GDS--Global Depository Shares
     F--Foreign Registry Shares



REAL ESTATE SECURITIES FUND

Description                      Shares/Par (000) Value (000)

COMMON STOCK--95.7%

REAL ESTATE INVESTMENT TRUSTS--95.7%

HEALTHCARE FACILITIES--11.3%
Health & Retirement Property Trust      10,700    $  167
Health Care Property Investors           5,100       173
National Health                          4,500       136
Nationwide Health Properties             4,300       176
                                                     652

HOTELS--3.2%
Hospitality Properties Trust             7,000       184

OFFICE/INDUSTRIAL--33.7%
Cali Realty                             12,400       251
Duke Realty Investments                  4,500       140
Highwoods Properties                     7,200       190
Liberty Property Trust                  11,300       240
Security Capital Industrial Trust       10,000       163
Shurgard Storage Centers                 6,200       154
Sovran Self Storage                      5,600       139
Spieker Properties                      10,500       251
Storage Trust                            5,000       102
Storage USA                              5,700       176
Weeks                                    5,500       133
                                                   1,939

RESIDENTIAL--25.3%
Bay Apartment Communities                6,600       142
Chateau Properties                       4,000        87
Equity Residential Properties Trust      8,100       244
Evans Withycombe Residential             8,100       164
Post Properties                          3,800       118
ROC Communities                          5,900       136
Summit Properties                       11,700       221
Sun Communities                          5,500       143
Wellsford Real Estate                    9,500       203
                                                   1,458

RETAIL--22.2%
CBL & Associates Properties              6,000       125
DeBartolo Realty                         8,400       118
Developers Diversified Realty            5,600       167
Excel Realty Trust                       6,000       119
Federal Realty Investment Trust          6,000       140
JDN Realty                               6,000       128
Macerich                                 6,200       132
Mid-America Realty Investments          14,400       113
Simon Property Group                     4,800       122
Weingarten Realty Investors              3,200       113
                                                   1,277

TOTAL COMMON STOCK
(Cost $5,340)                                      5,510

REPURCHASE AGREEMENT--7.7%
Merrill Lynch 5.830%, dated 09/29/95,
matures 10/02/95, repurchase price
$443,780, (collateralized by various
U.S. Treasury Bills, total par value
$94,764, 03/07/96-09/19/96: U.S.
Treasury Bonds, total par value $277,955,
7.625%-13.750%, 11/15/03-11/15/10: total
market value $452,445)                    $444     $ 444

TOTAL REPURCHASE AGREEMENT (Cost $444)               444

TOTAL INVESTMENTS--103.4% (Cost $5,784)            5,954

OTHER ASSETS AND LIABILITIES--(3.4%)
Other Assets and Liabilities, Net                   (196)

NET ASSETS:
Portfolio shares--Institutional Class
($.0001 par value--2 billion authorized)
based on 555,059 outstanding shares                5,575

Portfolio shares--Retail Class A ($.0001
par value--2 billion authorized) based on
92 outstanding shares                                  1

Portfolio shares--Retail Class B ($.0001
par value--2 billion authorized) based on
96 outstanding shares                                  1

Undistributed net investment income                   11

Net unrealized appreciation of investments           170

TOTAL NET ASSETS:--100.0%                         $5,758

NET ASSET VALUE, OFFERING PRICE, AND REDEMPTION
PRICE PER SHARE--INSTITUTIONAL CLASS              $10.37

NET ASSET VALUE AND REDEMPTION PRICE PER
SHARE--RETAIL CLASS A                             $10.38

MAXIMUM SALES CHARGE OF 4.50%+                      0.49

OFFERING PRICE PER SHARE                          $10.87

NET ASSET VALUE AND OFFERING PRICE PER
SHARE--RETAIL CLASS B (1)                         $10.38

The accompanying notes are an integral part of the financial statements.

+ The offer price is calculated by dividing the net asset value by 1 minus the maximum sales charge of 4.50%.

(1) Retail Class B has a contingent deferred sales charge. For a description of a possible redemption charge, see the notes to the financial statement.


STATEMENTS OF OPERATIONS (000)

For the period ended September 30, 1995

                                               PRIME        GOVERNMENT      TREASURY
                                            OBLIGATIONS    OBLIGATIONS    OBLIGATIONS
                                                FUND           FUND           FUND
INVESTMENT INCOME:
Interest                                      $107,082       $42,675        $53,757
EXPENSES:
Investment advisory fees                         7,154         2,881          3,996
Distribution Fees -- Institutional Class           571           263             --
Distribution fees -- Retail Class A                140            --             --
Distribution Fees -- Corporate Trust
Class                                                7           200            982
Administrator fees                               1,252           504            656
Custodian fees                                     538           216            281
Registration fees                                  660           157            267
Professional fees                                  201            76            110
Transfer agent fees                                117            51             63
Printing                                            60            42             43
Directors' fees                                     56            23             28
Amortization of organizational costs                 2             2             --
Other                                              118            38             46
TOTAL EXPENSES                                  10,876         4,453          6,472
LESS: EXPENSES WAIVED                           (2,689)       (1,009)          (902)
TOTAL NET EXPENSES                               8,187         3,444          5,570
INVESTMENT INCOME--NET                          98,895        39,231         48,187
NET REALIZED GAIN (LOSS) ON INVESTMENTS              3           (36)            31
NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS                    $ 98,898       $39,195        $48,218


The accompanying notes are an integral part of the financial statements.


For the period ended September 30, 1995

                                                               LIMITED      INTERMEDIATE     FIXED
                                                                 TERM           TERM         INCOME
                                                             INCOME FUND     INCOME FUND      FUND
INVESTMENT INCOME:
Interest                                                       $ 6,700         $5,440       $13,903
EXPENSES:
Investment advisory fees                                           749            573         1,395
Administrator fees                                                 149            118           275
Transfer agent fees                                                 22             21            35
Amortization of organizational costs                                 4              4            --
Custodian fees                                                      14              7            15
Directors' fees                                                      3              3             5
Registration fees                                                   26             12            87
Professional fees                                                   19              9            21
Printing                                                            41             17            35
Distribution fees--Retail Class A                                   24              7            18
Distribution fees--Retail Class B                                   --             --            24
Other                                                               13              8            17
TOTAL EXPENSES                                                   1,064            779         1,927
LESS: EXPENSES WAIVED OR ABSORBED                                 (422)          (206)         (497)
TOTAL NET EXPENSES                                                 642            573         1,430
INVESTMENT INCOME--NET                                           6,058          4,867        12,473
REALIZED AND UNREALIZED GAINS (LOSSES) ON
INVESTMENTS--NET:
Net realized gain (loss) on investments                         (1,327)           542         3,351
Net change in unrealized appreciation of investments             2,575          3,016         9,685
NET GAIN (LOSS) ON INVESTMENTS                                   1,248          3,558        13,036
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS           $ 7,306         $8,425       $25,509


(table continued)

                                                                                     MINNESOTA
                                      LIMITED                        COLORADO         INSURED
      INTERMEDIATE     MORTGAGE       TERM TAX     INTERMEDIATE    INTERMEDIATE    INTERMEDIATE
       GOVERNMENT     SECURITIES    FREE INCOME      TAX FREE        TAX FREE        TAX FREE
        BOND FUND        FUND           FUND           FUND            FUND            FUND

         $5,520         $1,926         $ 634          $1,587          $2,251          $2,942

            566            197           100             206             284             377
            111             50            50              50              57              74
             21             20            19              19              20              20
             --              4             7              --               5               6
              8              6             4               9              12              16
              2              1             1               1               1               1
             35              3             1              16              19              18
             11              4             6               4               4               6
             14              8             8               3               5              10
              5              1             2               2               3               5
             --             --            --              --              --              --
              6              4             3               2               3               4
            779            298           201             312             413             537
           (214)          (100)         (116)           (114)           (129)           (160)
            565            198            85             198             284             377
          4,955          1,728           549           1,389           1,967           2,565

            (76)            32            14             376             234             214
          3,665          1,379           138           1,232           2,043           2,478
          3,589          1,411           152           1,608           2,277           2,692
         $8,544         $3,139         $ 701          $2,997          $4,244          $5,257

The accompanying notes are an integral part of the financial statements.



For the period ended September 30, 1995

                                                                                                            LIMITED
                                                              ASSET                   EQUITY    EQUITY    VOLATILITY
                                                           ALLOCATION    BALANCED     INDEX     INCOME       STOCK
                                                              FUND         FUND        FUND      FUND      FUND (1)
INVESTMENT INCOME:
Interest                                                     $1,245       $ 5,139    $   422    $  519      $   70
Dividends                                                       599         2,249      4,610     1,499         385
Less: Foreign taxes withheld                                     --            --         --        --          --
Total investment income                                       1,844         7,388      5,032     2,018         455
EXPENSES:
Investment advisory fees                                        299         1,175      1,277       290          91
Administrator fees                                               63           240        262        57          44
Transfer agent fees                                              29            39         36        27           6
Amortization of organizational costs                              5             4          4        10           2
Custodian fees                                                   12            17         22        12           4
Directors' fees                                                   2             5          6         1          --
Registration fees                                                 1            30         36        15           5
Professional fees                                                 4            17         22        10           2
Printing                                                         12            39         45        11           2
Distribution fees--Retail Class A                                 2            35          3         5          --
Distribution fees--Retail Class B                                 2            11          3         3          --
Other                                                             6            14         20         4           1
TOTAL EXPENSES                                                  437         1,626      1,736       445         157
LESS: EXPENSES WAIVED OR ABSORBED                               (97)         (262)    (1,091)     (128)        (60)
TOTAL NET EXPENSES                                              340         1,364        645       317          97
INVESTMENT INCOME (LOSS)--NET                                 1,504         6,024      4,387     1,701         358
REALIZED AND UNREALIZED GAINS (LOSSES)
 ON INVESTMENTS AND FOREIGN CURRENCY
 TRANSACTIONS--NET:
Net realized gain (loss) on investments                       1,590         7,484      1,499       435        (131)
Net realized gain on futures contracts                           --            --      1,525        --          --
Net realized gain on forward foreign currency contracts
 and foreign currency transactions                               --            --         --        --          --
Net change in unrealized appreciation of investments          4,397        18,934     40,664     5,876       2,922
Net change in unrealized appreciation on futures
 contract                                                        --            --         15        --          --
Net change in unrealized depreciation on forward foreign
 currency contracts, foreign currency and translation
 of other assets and liabilities in foreign currency             --            --         --        --          --

NET GAIN ON INVESTMENTS                                       5,987        26,418     43,703     6,311       2,791
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS         $7,491       $32,442    $48,090    $8,012      $3,149


(table continued)

                                                                                                           REAL
            DIVERSIFIED               SPECIAL    REGIONAL    EMERGING                                      ESTATE
               GROWTH       STOCK      EQUITY     EQUITY      GROWTH     TECHNOLOGY    INTERNATIONAL       SECURITIES
                FUND         FUND       FUND       FUND        FUND         FUND            FUND           FUND (2)

              $   508      $ 1,676    $ 2,559    $  1,125     $  178       $   22         $   312          $  8
                1,497        5,358      3,070       1,181*        50           70           1,094            70
                   --           --         --          --         --           --            (110)           --
                2,005        7,034      5,629       2,306        228           92           1,296            78

                  574        1,705      1,241         995        153          121             869             8
                  111          341        252         200         50           50              95            13
                   30           45         46          42         28           28              30             2
                    9           --         --           4          5            5               5             1
                   25           29         17          15          7            5             193            --
                    2            7          5           4          1            1               2            --
                   35           71         43          32         12            8              23             2
                   16           28         21          14          2            2              10            --
                   21           51         40          31          3            3              14             1
                    5           25         22          26         --            1               1            --
                    3           24         23          22          1            5               1            --
                    8           23         18          13          1            1              20            --
                  839        2,349      1,728       1,398        263          230           1,263            27
                 (218)        (378)      (128)       (160)       (77)         (71)            (49)          (18)
                  621        1,971      1,600       1,238        186          159           1,214             9
                1,384        5,063      4,029       1,068         42          (67)             82            69

                2,291       17,763     15,970      16,157*     1,122        3,397          (5,987)           --
                   --           --         --          --         --           --              --            --

                   --           --         --          --         --           --           1,921            --
               21,333       35,581      4,572      37,100*     5,699        6,007           8,360           170
                   --           --         --          --         --           --              --            --
                   --           --         --          --         --           --            (202)           --
               23,624       53,344     20,542      53,257      6,821        9,404           4,092           170
              $25,008      $58,407    $24,571    $ 54,325     $6,863       $9,337         $ 4,174          $239


The accompanying notes are an integral part of the financial statements.

* Includes the following amounts due to Investments in Common Stocks of Affiliates (000): $43 of dividend income, $296 of realized gains, and $14,582 of change in unrealized appreciation of investments.

(1)  The Limited Volatility Stock Fund commenced operations on November 15,
     1994.

(2)  The Real Estate Securities Fund commenced operations on June 30, 1995.




STATEMENTS OF CHANGES IN NET ASSETS (000)



                                                        PRIME                      GOVERNMENT                    TREASURY
                                                   OBLIGATIONS FUND             OBLIGATIONS FUND             OBLIGATIONS FUND
                                                 10/1/94        10/1/93       10/1/94        10/1/93       10/1/94       10/4/93(1)
                                                   TO              TO            TO             TO            TO           TO
                                                 9/30/95        9/30/94       9/30/95        9/30/94       9/30/95       9/30/94
OPERATIONS:
Investment income--net                      $     98,895    $    35,066   $    39,231    $    11,389   $    48,187   $    18,457
Net realized gain (loss) on investments                3             --           (36)            42            31            --
Net increase in net assets resulting
 from operations                                  98,898         35,066        39,195         11,431        48,218        18,457
DISTRIBUTIONS TO SHAREHOLDERS FROM:
Investment income--net
Institutional class                              (95,604)       (35,064)      (31,983)       (11,389)       (1,945)           --
Retail class A                                    (3,049)            --            --             --            --            --
Retail class B                                        --             --            --             --            --            --
Corporate Trust class                               (244)            --        (7,248)            --       (46,242)      (18,457)
Net realized gain on investments
Institutional class                                   --             --            --            (17)           --            --
Retail class A                                        --             --            --             --            --            --
Retail class B                                        --             --            --             --            --            --
Corporate Trust class                                 --             --            --             --            --            --
Total distributions                              (98,897)       (35,064)      (39,231)       (11,406)      (48,187)      (18,457)
CAPITAL SHARE TRANSACTIONS
 AT NET ASSET VALUE OF $1.00 PER SHARE:
Institutional Class
Proceeds from sales                           11,741,658      7,496,942     4,886,718      3,213,046       417,680            --
Reinvestment of distributions                     33,427         13,344        16,078          5,280         1,201            --
Payments for redemptions                     (10,171,378)    (6,885,929)   (4,807,345)    (2,999,813)     (301,711)           --
Increase in net assets from
 Institutional Class transactions              1,603,707        624,357        95,451        218,513       117,170            --
Retail Class A:
Proceeds from sales                              105,193             --            --             --            --            --
Shares issued in connection with
 acquisition of Money Fund                        63,816             --            --             --            --            --
Reinvestment of distributions                      2,635             --            --             --            --            --
Payments for redemptions                         (75,561)            --            --             --            --            --
Increase in net assets from Retail Class A
 transactions                                     96,083             --            --             --            --            --
Retail Class B:
Proceeds from sales                                   14             --            --             --            --            --
Reinvestment of distributions                         --             --            --             --            --            --
Payments for redemptions                              --             --            --             --            --            --
Increase in net assets from Retail Class B
 transactions                                         14             --            --             --            --            --
Corporate Trust Class:
Proceeds from sales                               35,254             --       427,493             --     3,746,678     3,642,667
Shares issued in connection with acquisition
 of CT Government Fund                                --             --       156,260             --            --            --
Reinvestment of distributions                         --             --            --             --            --            --
Payments for redemptions                         (25,519)            --      (384,892)            --    (3,453,980)   (2,896,577)
Increase in net assets from Corporate Trust
 Class transactions                                9,735             --       198,861             --       292,698       746,090
Increase in net assets from capital share
 transactions                                  1,709,539        624,357       294,312        218,513       409,868       746,090
Total increase in net assets                   1,709,540        624,359       294,276        218,538       409,899       746,090
Net assets at beginning of period              1,307,347        682,988       455,869        237,331       746,090            --
Net assets at end of period (2)             $  3,016,887    $ 1,307,347   $   750,145    $   455,869   $ 1,155,989   $   746,090


The accompanying notes are an integral part of the financial statements.

(1)  The Treasury Obligations Fund commenced operations on October 4, 1993.

(2) Including undistributed net investment income (000) of $0 and $2 for Prime Obligations Fund at September 30, 1995 and September 30, 1994, respectively. The accompanying notes are an integral part of the financial statements.



                                                                           INTERMEDIATE          FIXED             INTERMEDIATE
                                                    LIMITED TERM            TERM INCOME         INCOME             GOVERNMENT
                                                     INCOME FUND              FUND               FUND              BOND FUND
                                                  10/1/94   10/1/93    10/1/94   10/1/93   10/1/94   10/1/93    10/1/94   10/1/93
                                                       to        to         to        to        to        to      to        to
                                                  9/30/95   9/30/94    9/30/95   9/30/94   9/30/95   9/30/94    9/30/95   9/30/94

OPERATIONS:
Investment income--net                           $  6,058  $   4,118  $  4,867  $  2,960  $ 12,473  $  3,345  $   4,955   $   325
Net realized gain (loss) on investments            (1,327)        29       542      (863)    3,351      (188)       (76)      (78)
Net change in unrealized appreciation
(depreciation) of investments                       2,575     (2,149)    3,016    (2,753)    9,685    (5,201)     3,665      (344)
Net increase (decrease) in net assets
resulting from operations                           7,306      1,998     8,425      (656)   25,509    (2,044)     8,544       (97)
DISTRIBUTIONS TO SHAREHOLDERS FROM:
Investment income--net:
 Institutional class                               (5,548)    (2,182)   (4,708)   (1,900)  (11,794)   (2,150)    (4,819)     (217)
 Retail class A                                      (544)    (1,862)     (158)   (1,064)     (424)   (1,197)      (127)     (109)
 Retail class B                                                   --        --        --      (127)       --         --        --
Net realized gain on investments:
 Institutional class                                  (20)        --       (23)       --      (440)       --         --        --
 Retail class A                                        (3)        --        (1)     (685)      (22)     (574)        --       (18)
 Retail class B                                        --         --        --        --        (1)       --         --        --
TOTAL DISTRIBUTIONS                                (6,115)    (4,044)   (4,890)   (3,649)  (12,808)   (3,921)    (4,946)     (344)
CAPITAL SHARE TRANSACTIONS (1):
Institutional class:
 Transfer from Retail class A                          --     82,491        --    59,843        --    44,936         --     2,156
 Proceeds from sales                               35,097     16,209    32,461    25,019   225,170    58,825     83,288    27,456
 Shares issued in connection with
  acquisition of Managed Income Fund               38,342         --        --        --        --        --         --        --
 Reinvestment of distributions                      4,773      2,151     3,568     1,829     4,951     1,749        315        81
 Payments for redemptions                         (38,162)   (29,445)  (19,532)  (15,273)  (42,680)  (12,069)   (14,740)   (1,614)
Increase (decrease) in net assets from
Institutional class transactions                   40,050     71,406    16,497    71,418   187,441    93,441     68,863    28,079
Retail class A:
 Proceeds from sales                                2,920     28,721       200     4,929     2,212    12,649      1,260     1,156
 Shares issued in connection with
  acquisition of Managed Income Fund                4,574         --        --        --        --        --         --        --
 Reinvestment of distributions                        482      1,645       143     1,744       387     1,635         99       117
 Payments for redemptions                          (7,576)   (59,260)   (1,216)   (9,581)   (3,165)  (12,211)      (545)     (718)
 Transfer to Institutional class                       --    (82,491)       --   (59,843)       --   (44,936)        --    (2,156)
Increase (decrease) in net assets from
Retail class A transactions                           400   (111,385)     (873)  (62,751)     (566)  (42,863)       814    (1,601)
Retail class B:
 Proceeds from sales                                    1          1        --        --     7,180       116         --        --
 Reinvestment of distributions                         --         --        --        --       118        --         --        --
 Payments for redemptions                              (2)        --        --        --      (255)       --         --        --
Increase (decrease) in net assets from
Retail class B transactions                            (1)         1        --        --     7,043       116         --        --
Increase (decrease) in net assets from
capital share transactions                         40,449    (39,978)   15,624     8,667   193,918    50,694     69,677    26,478
Total increase (decrease) in net assets            41,640    (42,024)   19,159     4,362   206,619    44,729     73,275    26,037

NET ASSETS AT BEGINNING OF PERIOD                  79,776    121,800    71,653    67,291    98,330    53,601     29,753     3,716
NET ASSETS AT END OF PERIOD (2)                  $121,416  $  79,776  $ 90,812  $ 71,653  $304,949  $ 98,330   $103,028   $29,753
(1)Capital share transactions:
Institutional class:
 Transfer from retail class A                          --      8,255        --     5,960        --     4,120         --       229
 Proceeds from sales                                3,569      1,636     3,367     2,597    21,255     5,555      9,271     3,034
 Shares issued in connection with
  acquisition of Managed Income Fund                3,917         --        --        --        --        --         --        --
 Reinvestment of distributions                        484        218       369       188       467       165         34         9
 Payments for redemptions                          (3,873)    (2,975)   (2,012)   (1,581)   (4,012)   (1,140)    (1,614)     (177)
Total Institutional class transactions              4,097      7,134     1,724     7,164    17,710     8,700      7,691     3,095
Retail class A:
 Proceeds from sales                                  297      2,860        20       506       205     1,128        137       123
 Shares issued in connection with
  acquisition of Managed Income Fund                  468         --        --        --        --        --         --        --
 Reinvestment of distributions                         49        164        15       174        37       147         11        13
 Payments for redemptions                            (773)    (5,916)     (126)     (967)     (301)   (1,092)       (60)      (78)
 Transfer to Institutional class                       --     (8,255)       --    (5,960)       --    (4,120)        --      (229)
Total Retail class A transactions                      41    (11,147)      (91)   (6,247)      (59)   (3,937)        88      (171)
Retail class B:
 Proceeds from sales                                   --         --        --        --       667        11         --        --
 Reinvestment of distributions                         --         --        --        --        11        --         --        --
 Payments for redemptions                              --         --        --        --       (23)       --         --        --
Total Retail class B transactions                      --         --        --        --       655        11         --        --
NET INCREASE (DECREASE) FROM SHARE TRANSACTIONS     4,138     (4,013)    1,633       917    18,306     4,774      7,779     2,924



(table continued)

                                                                                COLORADO             MINNESOTA INSURED
       MORTGAGE               LIMITED TERM             INTERMEDIATE           INTERMEDIATE             INTERMEDIATE
    SECURITIES FUND       TAX FREE INCOME FUND        TAX FREE FUND           TAX FREE FUND            TAX FREE FUND
  10/1/94     10/1/93     10/1/94       12/1/93     10/1/94     10/1/93    10/1/94    4/4/94(4)    10/1/94     2/28/94(5)
    to          to          to            to          to          to         to          to          to            to
  9/30/95     9/30/94     9/30/95     9/30/94(3)    9/30/95     9/30/94    9/30/95     9/30/94     9/30/95       9/30/94

 $  1,728      $1,780        $549   $      396    $  1,389    $    152   $  1,967   $      42    $  2,565    $      282
       32         (62)         14          (13)        376         (38)       234           1         214           (12)
    1,379      (1,966)        138         (115)      1,232        (178)     2,043         (32)      2,478          (252)
    3,139        (248)        701          268       2,997         (64)     4,244          11       5,257            18

   (1,713)     (1,208)       (515)         (93)     (1,344)        (78)    (1,904)        (30)     (2,470)         (254)
      (16)       (572)        (33)        (315)        (44)        (74)       (63)        (10)        (86)          (28)
       --          --          --           --          --          --         --          --          --            --

       (1)         --          --           --          --          --         (2)         --          --            --
       --         (10)         --           --          --         (21)        --          --          --            --
       --          --          --           --          --          --         --          --          --            --
   (1,730)     (1,790)       (548)        (408)     (1,388)       (173)    (1,969)        (40)     (2,556)         (282)

       --      32,357          --       15,896          --       2,109         --          --          --            --
    1,263       4,386       1,405        1,082      49,729       6,147     47,042       7,465      69,842        21,192

       --          --          --           --          --          --         --          --          --            --
    1,617       1,182         213           45          64          40         14          10          82            41
   (6,723)     (8,219)    (11,764)        (582)    (11,501)     (2,027)    (6,496)       (169)    (31,135)         (709)
   (3,843)     29,706     (10,146)      16,441      38,292       6,269     40,560       7,306      38,789        20,524

       53       3,906         786        3,189         397         802      1,496         691         878         1,606

       --          --          --           --          --          --         --          --          --            --
       12         582          32          152          36          83         29           6          71            28
     (147)     (1,640)       (907)      (6,128)       (622)       (481)       (74)         --        (307)         (114)
       --     (32,357)         --      (15,896)         --      (2,109)        --          --          --            --
      (82)    (29,509)        (89)     (18,683)       (189)     (1,705)     1,451         697         642         1,520
       --          --          --           --          --          --         --          --          --            --
       --          --          --           --          --          --         --          --          --            --
       --          --          --           --          --          --         --          --          --            --
       --          --          --           --          --          --         --          --          --            --
   (3,925)        197     (10,235)      (2,242)     38,103       4,564     42,011       8,003      39,431        22,044
   (2,516)     (1,841)    (10,082)      (2,382)     39,712       4,327     44,286       7,974      42,132        21,780

   28,674      30,515      16,948       19,330       7,296       2,969      7,974          --      21,780            --
 $ 26,158     $28,674    $  6,866    $  16,948    $ 47,008     $ 7,296   $ 52,260      $7,974    $ 63,912    $   21,780

       --       3,201          --        1,589          --         199         --          --          --            --
      129         438         141          108       4,792         592      4,676         732       7,280         2,183

       --          --          --           --          --          --         --          --          --            --
      164         120          21            4           6           4          2           1           8             4
     (673)       (833)     (1,174)         (58)     (1,103)       (195)      (631)        (16)     (3,183)          (73)
     (380)      2,926      (1,012)       1,643       3,695         600      4,047         717       4,105         2,114
        5         379          78          319          37          74        144          68          90           166


       --          --          --           --          --          --         --          --          --            --
        1          57           3           15           4           8          3          --           8            3
      (14)       (159)        (90)        (612)        (59)        (45)        (7)         --         (31)         (12)
       --      (3,201)         --       (1,589)         --        (199)        --          --          --           --
       (8)     (2,924)         (9)      (1,867)        (18)       (162)       140          68          67          157

       --          --          --           --          --          --         --          --          --           --
       --          --          --           --          --          --         --          --          --           --
       --          --          --           --          --          --         --          --          --           --
       --          --          --           --          --          --         --          --          --           --
     (388)          2      (1,021)        (224)      3,677         438      4,187         785       4,172        2,271

The accompanying notes are an integral part of the financial statements.

(2)  Included undistributed (distributions in excess of) net investment income
     (000) of $38 and $72 for Limited Term Income Fund, $1 and $0 for Intermediate Term Income Fund, $134 and $6 for Fixed Income Fund, $9 and $0 Intermediate Government Bond Fund, $16 and $0 for Limited Term Tax Free Income Fund, $1 and $0 for Intermediate Tax Free Income Fund, $2 and $2 for Colorado Intermediate Tax Free Income Fund, and $9 and $0 Minnesota Insured Intermediate Tax Free Fund at September 30, 1995 and September 30, 1994, respectively.

(3) On April 28, 1994, the Board of Directors approved a change in this Fund's fiscal year end from November 30 to September 30, effective September 30, 1994.

(4)  The Colorado Intermediate Tax Free Fund commenced operations on April 4,
     1994.

(5) The Minnesota Insured Intermediate Tax Free Fund commenced operations on February 28, 1994.



                                                           ASSET                                    EQUITY              EQUITY
                                                      ALLOCATION FUND       BALANCED FUND         INDEX FUND          INCOME FUND
                                                     10/1/94   10/1/93   10/1/94   10/1/93   10/1/94    10/1/93  10/1/94   12/1/93
                                                          to        to        to        to        to         to    to        to
                                                     9/30/95   9/30/94   9/30/95   9/30/94   9/30/95    9/30/94  9/30/95  9/30/94(4)
OPERATIONS:
Investment income (loss)--net                       $  1,504  $  1,373  $  6,024  $  4,192  $  4,387  $   3,793 $   1,701  $    959
Net realized gain (loss) on investments                1,590     1,042     7,484     2,435     1,499      1,237       435      (442)
Net realized gain on futures contracts                    --        --        --        --     1,525         --        --        --
Net realized gain (loss) on forward foreign currency
contracts and  foreign currency transactions              --        --        --        --        --         --        --        --
Net change in unrealized appreciation
(depreciation) of investments                          4,397    (1,588)   18,934    (3,010)   40,664         56     5,876       334
Net change in unrealized appreciation on
futures contract                                          --        --        --        --        15         --        --        --
Net change in unrealized depreciation on forward
 foreign currency contracts, foreign currency and
 translation of other assets and liabilities in
 foreign currency                                         --        --        --        --        --         --        --        --
Net increase (decrease) in net assets resulting
from operations                                        7,491       827    32,442     3,617    48,090      5,086     8,012       851
DISTRIBUTIONS TO SHAREHOLDERS FROM:
Investment income--net:
 Institutional class                                  (1,451)     (991)   (5,355)   (2,793)   (4,282)    (2,885)   (1,562)      (61)
 Retail class A                                          (24)     (384)     (458)   (1,366)      (28)      (912)      (70)     (880)
 Retail class B                                           (6)       --       (32)       --        (5)        --       (11)       --
Net realized gain on investments:
 Institutional class                                  (1,084)       --    (1,857)       --    (1,427)        --        --        --
 Retail class A                                          (15)     (713)     (188)   (1,884)       (7)      (188)       --        --
 Retail class B                                           (1)       --        (7)       --        (1)        --        --        --
Return of capital:
 Institutional class                                      --        --        --        --        --         --        --        --
Total distributions                                   (2,581)   (2,088)   (7,897)   (6,043)   (5,750)    (3,985)   (1,643)     (941)
CAPITAL SHARE TRANSACTIONS (1):
Institutional class:
 Transfer from Retail class A                             --    51,261        --   109,870        --    143,478        --     6,302
 Proceeds from sales                                   8,308     6,840    76,127    28,604    47,941     33,718    35,073    12,340
 Reinvestment of distributions                         2,516       987     7,075     2,773     5,459      2,867       196        20
 Payments for redemptions                            (19,615)  (13,790)  (38,755)  (18,873)  (40,076)   (23,678)   (6,696)     (800)
Increase (decrease) in net assets from
Institutional class transactions                      (8,791)   45,298    44,447   122,374    13,324    156,385    28,573    17,862
Retail class A:
 Proceeds from sales                                     298     3,688     1,737    24,928     1,205     17,529       623     3,926
 Reinvestment of distributions                            37     1,097       640     3,244        33      1,100        67       737
 Payments for redemptions                               (145)   (6,020)   (2,783)  (10,460)     (181)    (8,148)     (789)  (25,578)
 Transfer to Institutional class                          --   (51,261)       --  (109,870)       --   (143,478)       --    (6,302)
Increase (decrease) in net assets from
Retail class A transactions                              190   (52,496)     (406)  (92,158)    1,057   (132,997)      (99)  (27,217)
Retail class B:
 Proceeds from sales                                     543        11     2,775       274     1,092         29     1,241         1
 Reinvestment of distributions                             7        --        37        --         5         --        10        --
 Payments for redemptions                                (30)       --      (134)       --       (24)        --       (82)       --
Increase in net assets from Retail class B
transactions                                             520        11     2,678       274     1,073         29     1,169         1
Increase (decrease) in net assets from capital
share transactions                                    (8,081)   (7,187)   46,719    30,490    15,454     23,417    29,643    (9,354)
Total increase (decrease) in net assets               (3,171)   (8,448)   71,264    28,064    57,794     24,518    36,012    (9,444)
NET ASSETS AT BEGINNING OF PERIOD                     47,945    56,393   139,289   111,225   164,475    139,957    19,342    28,786
NET ASSETS AT END OF PERIOD (2)                     $ 44,774  $ 47,945  $210,553 $ 139,289  $222,269  $ 164,475 $  55,354  $ 19,342
(1)Capital share transactions:
Institutional class:
 Transfer from Retail class A                             --     5,136        --    10,707        --     14,112        --       600
 Proceeds from sales                                     765       658     6,800     2,697     4,043      3,201     3,492     1,247
 Reinvestment of distributions                           241        95       648       261       484        271        19         2
 Payments for redemptions                             (1,868)   (1,341)   (3,493)   (1,774)   (3,454)    (2,248)     (643)      (81)
Total Institutional class transactions                  (862)    4,548     3,955    11,891     1,073     15,336     2,868     1,768
Retail class A:
 Proceeds from sales                                      28       345       155     2,312       102      1,626        58       397
 Reinvestment of distributions                             3       103        59       303         3        102         7        75
 Payments for redemptions                                (14)     (564)     (255)     (967)      (16)      (753)      (75)   (2,600)
 Transfer to Institutional class                          --    (5,136)       --   (10,707)       --    (14,112)       --      (600)
Total Retail class A transactions                         17    (5,252)      (41)   (9,059)       89    (13,137)      (10)   (2,728)
Retail class B:
 Proceeds from sales                                      50         1       241        26        89          3       117        --
 Reinvestment of distributions                             1        --         3        --        --         --         1        --
 Payments for redemptions                                 (3)       --       (12)       --        (2)        --        (8)       --
Total Retail class B transactions                         48         1       232        26        87          3       110        --
NET INCREASE (DECREASE) IN CAPITAL SHARES               (797)     (703)    4,146     2,858     1,249      2,202     2,968      (960)

(table continued)


  LIMITED
 VOLATILITY
   STOCK            DIVERSIFIED                                SPECIAL             REGIONAL            EMERGING
   FUND            GROWTH FUND          STOCK FUND          EQUITY FUND          EQUITY FUND         GROWTH FUND
 11/15/94(3)  10/1/94      12/1/93   10/1/94    10/1/93    10/1/94   10/1/93   10/1/94   10/1/93  10/1/94   4/4/94(5)
      to        to           to        to         to         to        to        to        to       to         to
    9/30/95   9/30/95    9/30/94(4)  9/30/95    9/30/94    9/30/95   9/30/94   9/30/95   9/30/94  9/30/95    9/30/94

$       358  $  1,384   $      304  $  5,063  $   2,724   $  4,029  $  2,024  $  1,068  $    611 $     42  $       4
       (131)    2,291       (3,037)   17,763      7,831     15,970     8,668    16,157     2,221    1,122         66
         --        --           --                   --         --        --        --        --       --         --

         --        --           --                   --         --        --        --        --       --         --
      2,922    21,333        1,902    35,581        319      4,572     7,538    37,100     2,652    5,699        239
         --        --           --                   --         --        --        --        --       --         --

         --        --           --        --         --         --        --        --        --       --         --
      3,149    25,008         (831)   58,407     10,874     24,571    18,230    54,325     5,484    6,863        309

       (350)   (1,245)         (95)   (4,669)    (2,082)    (3,740)   (1,518)     (705)     (486)     (24)        (3)
         --       (29)        (242)     (182)      (608)      (182)     (490)      (45)     (112)      --         --
         --        (2)          --       (29)        (2)       (32)       (1)       (1)       --       --         --

         --        --           --    (6,156)        --     (8,609)       --    (2,571)       --     (158)        --
         --        --           --      (307)    (3,673)      (473)   (5,674)     (216)     (888)      (1)        --
         --        --           --       (26)        --        (52)       --       (10)       --       --         --

         --        --           --        --         --         --        --        --        --       --         --
       (350)   (1,276)        (337)  (11,369)    (6,365)   (13,088)   (7,683)   (3,548)   (1,486)    (183)        (3)

         --        --        2,393        --    110,876         --    88,018        --    61,030       --         --
     15,144    91,647       32,761   155,804     52,481     72,724    29,156    60,768    27,827   30,230      6,695
        247       411           68     7,982      1,908     10,320     1,418     3,115       471       54          1
     (1,065)  (14,227)        (803)  (50,899)   (24,357)   (20,701)   (7,305)  (17,586)   (4,225)  (2,013)      (148)

     14,326    77,831       34,419   112,887    140,908     62,343   111,287    46,297    85,103   28,271      6,548

         --       877        2,689     3,938     20,003      5,207    18,076     4,213    23,298      275         86
         --        29          229       463      4,166        649     5,968       261       997        1         --
         --      (622)     (31,086)   (1,552)   (29,532)    (2,109)   (3,615)   (1,456)   (6,404)     (31)        --
         --        --       (2,393)       --   (110,876)        --   (88,018)       --   (61,030)      --         --

         --       284      (30,561)    2,849   (116,239)     3,747   (67,589)    3,018   (43,139)     245         86

         --       765           13     6,337        350      4,195       364     6,573       186      249         18
         --         2           --        54          2         79         1         9        --       --         --
         --       (18)          --      (195)        --       (114)       --      (119)       --      (33)        --
         --       749           13     6,196        352      4,160       365     6,463       186      216         18
     14,326    78,864        3,871   121,932     25,021     70,250    44,063    55,778    42,150   28,732      6,652
     17,125   102,596        2,703   168,970     29,530     81,733    54,610   106,555    46,148   35,412      6,958
         --    33,787       31,084   163,716    134,186    136,509    81,899   104,575    58,427    6,958         --
$    17,125  $136,383   $   33,787  $332,686  $ 163,716   $218,242  $136,509  $211,130  $104,575 $ 42,370  $   6,958

         --        --          223        --      7,556         --     6,040        --     5,673       --         --
      1,511     9,131        3,361     9,002      3,185      4,412     1,778     4,305     2,308    2,628        664
         22        41            7       487        116        658        85       261        38        5         --
        (95)   (1,398)         (89)   (2,902)    (1,469)    (1,236)     (457)   (1,227)     (351)    (170)       (15)
      1,438     7,774        3,502     6,587      9,388      3,834     7,446     3,339     7,668    2,463        649

         --        82          295       218      1,225        305     1,122       289     1,910       22          9
         --         3           25        28        260         41       383        22        84       --         --
         --       (63)      (3,198)      (88)    (1,808)      (121)     (224)     (106)     (539)      (2)        --
         --        --         (223)       --     (7,556)        --    (6,040)       --    (5,673)      --         --

         --        22       (3,101)      158     (7,879)       225    (4,759)      205    (4,218)      20          9

         --        70            1       348         21        252        21       441        15       21          2
         --        --           --         3         --          5        --         1        --       --         --
         --        (1)          --       (10)        --         (6)       --        (8)       --       (3)        --
         --        69            1       341         21        251        21       434        15       18          2
      1,438     7,865          402     7,086      1,530      4,310     2,708     3,978     3,465    2,501        660


(table continued)


                                                 REAL
                                                ESTATE
       TECHNOLOGY         INTERNATIONAL       SECURITIES
         FUND                FUND                FUND
   10/1/94   4/4/94(5)  10/1/94   4/4/94(5)   6/30/95(6)
     to       to        to         to           to
   9/30/95   9/30/94   9/30/95    9/30/94      9/30/95

  $    (67) $    (3) $     82  $     (29)  $       69
     3,397      143    (5,987)      (177)          --
        --       --        --         --           --

        --       --     1,921       (443)          --
     6,007      731     8,360      1,309          170
        --       --        --         --           --

        --       --      (202)       (40)          --
     9,337      871     4,174        620          239

        --       --        --         --          (58)
        --       --        --         --           --
        --       --        --         --           --

      (174)      --        --         --           --
        (2)      --        --         --           --
        --       --        --         --           --

        --       --        --         --          (20)
      (176)      --        --         --          (78)

        --       --        --         --           --
    15,964    5,773    50,343     47,575        5,595
        26       --        --         --           --
    (1,921)    (145)   (8,022)      (225)          --

    14,069    5,628    42,321     47,350        5,595

     1,267       53       463        459            1
         2       --        --         --           --
       (72)      --       (87)        (2)          --
        --       --        --         --           --

     1,197       53       376        457            1

     1,825        2       294         22            1
        --       --        --         --           --
       (39)      --       (32)        --           --
     1,786        2       262         22            1
    17,052    5,683    42,959     47,829        5,597
    26,213    6,554    47,133     48,449        5,758
     6,554       --    48,449         --           --
  $ 32,767  $ 6,554  $ 95,582  $  48,449   $    5,758

        --       --        --         --           --
     1,158      595     5,347      4,717          555
         2       --        --         --           --
      (136)     (15)     (876)       (22)          --
     1,024      580     4,471      4,695          555

        79        6        49         45           --
        --       --        --         --           --
        (4)      --        (9)        --           --
        --       --        --         --           --

        75        6        40         45           --

       115       --        31          2           --
        --       --        --         --           --
        (2)      --        (3)        --           --
       113       --        28          2           --
     1,212      586     4,539      4,742          555


The accompanying notes are an integral part of the financial statements.

(2)  Included undistributed (distributions in excess of) net investment income
     (000) of $33 and $10 for Asset Allocation, $203 and $24 for Balanced, $110 and $38 for Equity Index, $104 and $30 for Equity Income, $8 for Limited Volatility, $146 and $20 for Diversified Growth, $235 and $52 for Stock, $75 and $0 for Special Equity, $317 and $0 for Regional Equity, $19 and $1 for Emerging Growth, $11 for the Real Estate Securities Fund, and accumulated net investment (loss) of ($0) and ($3) for Technology Fund, and undistributed net investment income $1,609 and net operating loss ($415) for International at September 30, 1995 and September 30, 1994, respectively.

(3)  The Limited Volatility Stock Fund commenced operations on November 15,
     1994.

(4) On April 28, 1994, the Board of Directors approved a change in this Fund's fiscal year end from November 30 to September 30, effective September 30, 1994.

(5) The Emerging Growth, International, and Technology Fund commenced operations on April 4, 1994.

(6)  The Real Estate Securities Fund commenced operations on June 30, 1995.



FINANCIAL HIGHLIGHTS

For the periods ended September 30,
For a share outstanding throughout the period


                                                                                                                          RATIO OF
                                                                                                           RATIO OF NET EXPENSES TO
              NET ASSET                DIVIDENDS    NET ASSET                                  RATIO OF     INVESTMENT    AVERAGE
                VALUE         NET       FROM NET      VALUE                     NET ASSETS    EXPENSES TO   INCOME TO    NET ASSETS
              BEGINNING   INVESTMENT   INVESTMENT     END OF                      END OF       AVERAGE       AVERAGE     (EXCLUDING
              OF PERIOD     INCOME       INCOME       PERIOD    TOTAL RETURN   PERIOD (000)   NET ASSETS    NET ASSETS     WAIVERS)

PRIME OBLIGATIONS
INSTITUTIONAL CLASS
1995            $1.00       $0.055      $(0.055)       $1.00        5.64%       $2,911,055       0.45%         5.53%        0.60%
1994             1.00        0.035       (0.035)        1.00        3.56         1,307,347       0.45          3.58         0.60
1993             1.00        0.030       (0.030)        1.00        3.02           682,988       0.45          2.97         0.62
1992             1.00        0.039       (0.039)        1.00        4.02           203,765       0.45          3.90         0.59
1991             1.00        0.064       (0.064)        1.00        6.60           193,650       0.45          6.43         0.57
1990(1)          1.00        0.046       (0.046)        1.00        4.73+          239,231       0.45          7.90         0.55
RETAIL CLASS A
1995(3)*        $1.00       $0.038      $(0.038)       $1.00        3.84%+      $   96,083       0.70%         5.43%        0.82%
RETAIL CLASS B
1995(4)*        $1.00       $0.032      $(0.032)       $1.00        3.28%+      $       14       1.45%         4.70%        1.57%
CORPORATE TRUST CLASS
1995(5)*        $1.00       $0.038      $(0.038)       $1.00        3.86%+      $    9,735       0.60%         5.51%        0.72%

GOVERNMENT OBLIGATIONS
INSTITUTIONAL CLASS
1995            $1.00       $0.054      $(0.054)       $1.00        5.55%       $  551,286       0.45%         5.44%        0.60%
1994             1.00        0.034       (0.034)        1.00        3.48           455,869       0.45          3.61         0.61
1993             1.00        0.028       (0.028)        1.00        2.87           237,331       0.45          2.83         0.65
1992             1.00        0.038       (0.038)        1.00        3.85            93,770       0.45          3.71         0.64
1991             1.00        0.060       (0.060)        1.00        6.22            72,824       0.45          5.90         0.68
1990(1)          1.00        0.045       (0.045)        1.00        4.56+           29,704       0.45          7.60         0.98
CORPORATE TRUST CLASS
1995(3)*        $1.00       $0.038      $(0.038)       $1.00        3.85%+      $  198,859       0.60%         5.45%        0.70%

TREASURY OBLIGATIONS
INSTITUTIONAL CLASS
1995(5)*        $1.00       $0.038      $(0.038)       $1.00        3.83%+      $  117,171       0.45%         5.50%        0.55%
CORPORATE TRUST CLASS
1995            $1.00       $0.051      $(0.051)       $1.00        5.22%       $1,038,818       0.60%         5.13%        0.70%
1994(2)          1.00        0.031       (0.031)        1.00        3.12+          746,090       0.58          3.19         0.68



The accompanying notes are an integral part of the financial statements.

+    Returns are for the period indicated and have not been annualized

*    All ratios for the periods have been annualized.

(1) Commenced operations on March 1, 1990. All ratios for the period have been annualized.

(2) Commenced operations on October 4, 1993. All ratios for the period have been annualized.

(3) Commenced operations on January 21, 1995. All ratios for the period have been annualized.

(4) Commenced operations on January 23, 1995. All ratios for the period have been annualized.

(5) Commenced operations on January 24, 1995. All ratios for the period have been annualized.


For the periods ended September 30,
For a share outstanding throughout the period



                                     REALIZED
                                        AND
             NET ASSET               UNREALIZED   DIVIDENDS                    NET ASSET
               VALUE        NET      GAINS OR      FROM NET    DISTRIBUTIONS     VALUE                    NET ASSETS
             BEGINNING  INVESTMENT  (LOSSES) ON   INVESTMENT       FROM         END OF                      END OF
             OF PERIOD    INCOME    INVESTMENTS     INCOME     CAPITAL GAINS    PERIOD     TOTAL RETURN   PERIOD (000)

LIMITED TERM INCOME
INSTITUTIONAL CLASS
1995          $ 9.85       $0.56       $ 0.07       $(0.56)       $   --        $ 9.92         6.57%        $111,439
1994(1)        10.02        0.29        (0.17)       (0.29)           --          9.85         1.24%+         70,266
RETAIL CLASS A
1995          $ 9.85       $0.56       $ 0.07       $(0.56)       $   --        $ 9.92         6.57%        $  9,977
1994           10.06        0.44        (0.22)       (0.43)           --          9.85         2.21%           9,509
1993(2)        10.00        0.29         0.07        (0.30)           --         10.06         3.61%+        121,800
RETAIL CLASS B
1995(3)       $ 9.84       $0.13       $(0.08)      $(0.14)       $   --        $   --         0.52%+       $     --
1994(4)         9.86        0.04         0.01        (0.07)           --          9.84         0.51%+              1

INTERMEDIATE TERM INCOME
INSTITUTIONAL CLASS
1995          $ 9.55       $0.58       $ 0.39       $(0.58)       $   --        $ 9.94        10.51%        $ 88,375
1994(1)        10.01        0.31        (0.46)       (0.31)           --          9.55        (1.48%)+        68,445
RETAIL CLASS A
1995          $ 9.55       $0.59       $ 0.38       $(0.58)       $   --        $ 9.94        10.51%        $  2,437
1994           10.22        0.46        (0.56)       (0.46)        (0.11)         9.55        (1.05%)          3,208
1993(2)        10.00        0.41         0.29        (0.41)        (0.07)        10.22         7.21%+         67,291

FIXED INCOME
INSTITUTIONAL CLASS
1995          $10.37       $0.66       $ 0.62       $(0.65)       $(0.03)       $10.97        12.86%        $289,816
1994(1)        11.11        0.38        (0.74)       (0.38)           --         10.37        (3.23%)+        90,187
RETAIL CLASS A
1995          $10.37       $0.66       $ 0.61       $(0.63)       $(0.03)       $10.98        12.78%        $  7,853
1994           11.38        0.57        (0.89)       (0.57)        (0.12)        10.37        (2.92%)          8,028
1993           11.13        0.62         0.36        (0.61)        (0.12)        11.38         9.20%          53,601
1992           10.59        0.66         0.60        (0.66)        (0.06)        11.13        12.34%           5,645
1991(5)        10.01        0.65         0.58        (0.65)           --         10.59        12.48%+          6,045
1990(6)        10.44        0.74        (0.26)       (0.74)        (0.17)        10.01         5.14%           2,209
1989(6)        10.13        0.74         0.31        (0.74)           --         10.44        10.93%             555
1988(6)(7)     10.03        0.62         0.13        (0.65)           --         10.13         8.07%+            240
RETAIL CLASS B
1995          $10.35       $0.58       $ 0.60       $(0.56)       $(0.03)       $10.94        11.75%        $  7,280
1994(4)        10.54        0.08        (0.17)       (0.10)           --         10.35        (0.88%)+           115

INTERMEDIATE GOVERNMENT BOND
INSTITUTIONAL CLASS
1995          $ 8.98       $0.54       $ 0.31       $(0.54)       $   --        $ 9.29         9.82%        $100,168
1994(1)         9.41        0.27        (0.43)       (0.27)           --          8.98        (1.66%)+        27,776
RETAIL CLASS A
1995          $ 8.98       $0.54       $ 0.31       $(0.54)       $   --        $ 9.29         9.82%        $  2,860
1994            9.52        0.41        (0.51)       (0.39)        (0.05)         8.98        (1.13%)          1,977
1993           10.18        0.44         0.02        (0.44)        (0.68)         9.52         4.99%           3,716
1992           10.25        0.60         0.28        (0.60)        (0.35)        10.18         8.88%             589
1991(5)        10.01        0.65         0.24        (0.65)           --         10.25         9.13%+          1,756
1990(6)        10.05        0.75        (0.04)       (0.75)           --         10.01         7.41%           1,573
1989(6)         9.99        0.74         0.06        (0.74)           --         10.05         8.35%           1,501
1988(6)(7)     10.03        0.58        (0.01)       (0.61)           --          9.99         6.18%+            375

MORTGAGE SECURITIES
INSTITUTIONAL CLASS
1995          $ 9.71       $0.61       $ 0.49       $(0.61)       $   --        $10.20        11.84%        $ 25,970
1994(1)        10.30        0.38        (0.59)       (0.38)           --          9.71        (2.15%)+        28,418
RETAIL CLASS A
1995          $ 9.71       $0.61       $ 0.49       $(0.61)       $   --        $10.20        11.84%        $    188
1994           10.34        0.56        (0.63)       (0.56)           --          9.71        (0.79%)            256
1993(2)        10.00        0.42         0.34        (0.42)           --         10.34         7.76%+         30,515

LIMITED TERM TAX FREE INCOME
INSTITUTIONAL CLASS
1995          $ 9.95       $0.39       $ 0.11       $(0.39)       $   --        $10.06         5.16%        $  6,346
1994(8)         9.98        0.06        (0.03)       (0.06)           --          9.95         0.27%+         16,349
RETAIL CLASS A
1995          $ 9.95       $0.39       $ 0.11       $(0.39)       $   --        $10.06         5.16%        $    520
1994(9)        10.03        0.22        (0.07)       (0.23)           --          9.95         1.50%+            599
1993(10)(11)   10.00        0.18         0.02        (0.17)           --         10.03         2.02%+         19,330

INTERMEDIATE TAX FREE
INSTITUTIONAL CLASS
1995          $10.28       $0.49       $ 0.43       $(0.48)       $   --        $10.72         9.15%        $ 46,025
1994(1)        10.89        0.29        (0.61)       (0.29)           --         10.28        (2.91%)+         6,168
RETAIL CLASS A
1995          $10.28       $0.49       $ 0.43       $(0.48)       $   --        $10.72         9.15%        $    983
1994           10.92        0.44        (0.57)       (0.44)        (0.07)        10.28        (1.25%)          1,128
1993           10.56        0.47         0.42        (0.47)        (0.06)        10.92         8.66%           2,969
1992           10.34        0.53         0.22        (0.53)           --         10.56         7.23%             725
1991(5)        10.04        0.50         0.31        (0.50)        (0.01)        10.34         8.15%+            637
1990(6)        10.08        0.56        (0.04)       (0.56)           --         10.04         5.31%             537
1989(6)        10.19        0.56        (0.11)       (0.56)           --         10.08         4.57%             491
1988(6)(7)     10.03        0.47         0.16        (0.47)           --         10.19         6.73%+            425

COLORADO INTERMEDIATE TAX FREE
INSTITUTIONAL CLASS
1995          $10.16       $0.48       $ 0.36       $(0.49)       $   --        $10.51         8.47%        $ 50,071
1994(13)       10.00        0.22         0.16        (0.22)           --         10.16         3.76%+          7,281
RETAIL CLASS A
1995          $10.15       $0.49       $ 0.36       $(0.49)       $   --        $10.51         8.57%        $  2,189
1994(13)       10.00        0.21         0.16        (0.22)           --         10.15         3.66%+            693

MINNESOTA INSURED INTERMEDIATE TAX FREE
INSTITUTIONAL CLASS
1995          $ 9.59       $0.45       $ 0.33       $(0.45)       $   --        $ 9.92         8.34%        $ 61,693
1994(12)       10.00        0.25        (0.41)       (0.25)           --          9.59        (1.58%)+        20,272
RETAIL CLASS A
1995          $ 9.58       $0.46       $ 0.33       $(0.45)       $   --        $ 9.92         8.46%        $  2,219
1994(12)       10.00        0.25        (0.42)       (0.25)           --          9.58        (1.68%)+         1,508

ASSET ALLOCATION
INSTITUTIONAL CLASS
1995          $10.38       $0.38       $ 1.58       $(0.37)       $(0.25)       $11.72        19.75%        $ 43,210
1994(1)        10.68        0.20        (0.30)       (0.20)           --         10.38        (0.90%)+        47,227
RETAIL CLASS A
1995          $10.39       $0.36       $ 1.58       $(0.35)       $(0.25)       $11.73        19.51%        $    993
1994           10.60        0.27        (0.08)       (0.26)        (0.14)        10.39         1.81%             707
1993(2)        10.00        0.19         0.60        (0.19)           --         10.60         8.01%+         56,393
RETAIL CLASS B
1995          $10.37       $0.27       $ 1.57       $(0.28)       $(0.25)       $11.68        18.51%        $    571
1994(4)        10.40        0.05        (0.03)       (0.05)           --         10.37         0.19%              11

BALANCED
INSTITUTIONAL CLASS
1995          $10.54       $0.40       $ 1.73       $(0.39)       $(0.15)       $12.13        20.89%        $192,145
1994(1)        10.86        0.25        (0.32)       (0.25)           --         10.54        (0.64%)+       125,285
RETAIL CLASS A
1995          $10.54       $0.38       $ 1.72       $(0.37)       $(0.15)       $12.12        20.57%        $ 15,288
1994           10.73        0.34        (0.02)       (0.34)        (0.17)        10.54         3.02%          13,734
1993(2)        10.00        0.28         0.75        (0.28)        (0.02)        10.73        10.39%+        111,225
RETAIL CLASS B
1995          $10.53       $0.29       $ 1.71       $(0.29)       $(0.15)       $12.09        19.58%        $  3,120
1994(4)        10.66        0.06        (0.12)       (0.07)           --         10.53        (0.55%)+           270


(table continued)


                      RATIO OF      RATIO OF
                        NET        EXPENSES TO
       RATIO OF      INVESTMENT      AVERAGE
      EXPENSES TO    INCOME TO     NET ASSETS
    AVERAGE AVERAGE  (EXCLUDING     PORTFOLIO
      NET ASSETS    NET ASSETS      WAIVERS)   TURNOVER RATE



         0.60%          5.67%          0.97%         120%
         0.60           4.40           1.03           48

         0.60%          5.60%          1.22%         120%
         0.60           4.17           1.23           48
         0.60           3.61           1.27          104

         1.60%          5.22%          1.97%         120%
         1.60           3.50           2.03           48



         0.70%          5.94%          0.94%          69%
         0.58           4.81           1.07          177

         0.70%          5.97%          1.19%          69%
         0.69           2.48           1.24          177
         0.70           4.90           1.29          163



         0.70%          6.28%          0.94%         106%
         0.61           5.53           0.92          142

         0.86%          6.14%          1.19%         106%
         0.68           3.83           1.06          142
         0.70           5.65           1.14           91
         0.99           6.12           2.68          180
         0.99           6.85           4.11          176
         1.07           7.49           5.46          144
         1.22           7.26          22.44          157
         0.96           7.18          20.70           93

         1.70%          5.12%          1.94%         106%
         1.70           4.89           1.92          142



         0.70%          6.13%          0.97%          17%
         0.36           5.32           1.45           74

         0.70%          6.10%          1.22%          17%
         0.53           4.49           2.14           74
         0.71           4.00           4.73          182
         0.99           6.03          14.14          101
         0.99           6.99           6.76          100
         1.08           7.57           5.55           40
         1.19           7.49           9.65           72
         0.95           6.78          17.20            0



         0.70%          6.13%          1.05%          31%
         0.56           5.79           1.07           35

         0.70%          6.11%          1.30%          31%
         0.70           5.12           1.30           35
         0.70           5.24           1.42           29



         0.60%          3.83%          1.39%          55%
         0.60           3.26           1.28           57

         0.60%          3.97%          1.64%          55%
         0.90           2.47           1.53           57
         0.81           2.30           1.76           22



         0.67%          4.73%          1.05%          68%
         0.45           4.48           2.20           52

         0.67%          4.71%          1.30%          68%
         0.59           4.13           2.78           52
         0.71           4.31           5.09           27
         0.99           4.83          16.09           23
         0.99           5.35          15.48           15
         1.08           5.58          13.85            4
         1.09           5.57          19.55            4
         0.84           5.87          13.60            0



         0.70%          4.84%          1.02%          19%
         0.69           4.51           4.71            4

         0.70%          4.83%          1.27%          19%
         0.69           4.51           4.96            4



         0.70%          4.76%          1.00%          38%
         0.67           4.57           1.59           22

         0.70%          4.74%          1.25%          38%
         0.67           4.57           1.84           22



         0.79%          3.53%          1.01%          87%
         0.75           2.91           1.12           32

         0.99%          3.29%          1.26%          87%
         0.75           2.01           1.29           32
         0.75           2.40           1.34           31

         1.79%          2.35%          2.01%          87%
         1.75           1.94           2.12           32



         0.79%          3.61%          0.94%          77%
         0.75           3.51           1.05           98

         0.99%          3.41%          1.19%          77%
         0.77           2.63           1.24           98
         0.75           3.31           1.29           77

         1.79%          2.60%          1.94%          77%
         1.75           2.80           2.05           98



The accompanying notes are an integral part of the financial statements.

+ Returns, excluding sales charges, are for the period indicated and have not been annualized.

(1) Institutional Class shares have been offered since February 4, 1994. All ratios for the period have been annualized.

(2) Commenced operations on December 14, 1992. All ratios for the period have been annualized.

(3) Closed operations on January 31, 1995. All ratios for the period have been annualized.

(4) Retail Class B shares have been offered since August 15, 1994. All ratios for the period have been annualized.

(5) On September 3, 1991, the Board of Directors of FAIF approved a change in the FAIF's fiscal year end from October 31 to September 30, effective September 30, 1991. All ratios for the period have been annualized.

(6)  For the period ended October 31.

(7) Commenced operations on December 22, 1987. All ratios for the period have been annualized.

(8) Institutional Class shares have been offered since August 2, 1994. All ratios for the period have been annualized.

(9) On April 28, 1994 the Board of Directors approved a change in this Fund's fiscal year end from November 30 to September 30, effective September 30, 1994. All ratios for the period have been annualized.

(10) For the period ended November 30.

(11) Commenced operations on February 19, 1993. All ratios for the period have been annualized.

(12) Commenced operations on February 28, 1994. All ratios for the period have been annualized.

(13) Commenced operations on April 4, 1994. All ratios for the period have been annualized.



For the periods ended September 30,
For a share outstanding throughout the period




                                     REALIZED
                                        AND
             NET ASSET               UNREALIZED   DIVIDENDS                    NET ASSET
               VALUE        NET      GAINS OR      FROM NET    DISTRIBUTIONS     VALUE                      NET ASSETS
             BEGINNING  INVESTMENT  (LOSSES) ON   INVESTMENT       FROM         END OF                        END OF
             OF PERIOD    INCOME    INVESTMENTS     INCOME     CAPITAL GAINS    PERIOD       TOTAL RETURN   PERIOD (000)

EQUITY INDEX
INSTITUTIONAL CLASS
1995             $10.67       $0.28       $ 2.75       $(0.27)       $(0.09)       $13.34        29.17%        $218,932
1994(1)           10.85        0.20        (0.18)       (0.20)           --         10.67         0.18%+        163,688
RETAIL CLASS A
1995             $10.68       $0.25       $ 2.76       $(0.25)       $(0.09)       $13.35        28.90%        $  2,140
1994              10.60        0.25         0.09        (0.25)        (0.01)        10.68         3.25%             758
1993(2)           10.00        0.20         0.60        (0.20)           --         10.60         8.02%+        139,957
RETAIL CLASS B
1995             $10.66       $0.23       $ 2.68       $(0.18)       $(0.09)       $13.30        27.87%        $  1,197
1994(3)           10.68        0.01         0.04        (0.07)           --         10.66         0.48%+             29

EQUITY INCOME
INSTITUTIONAL CLASS
1995             $ 9.89       $0.41       $ 1.35       $(0.41)       $   --        $11.24        18.24%        $ 52,126
1994(4)            9.90        0.07        (0.03)       (0.05)           --          9.89         0.45%+         17,489
RETAIL CLASS A
1995             $ 9.89       $0.41       $ 1.33       $(0.39)       $   --        $11.24        18.06%        $  1,995
1994(5)            9.87        0.41           --        (0.39)           --          9.89         4.22%+          1,852
1993(6)(7)        10.00        0.57        (0.14)       (0.56)           --          9.87         4.44%+         28,786
RETAIL CLASS B
1995             $ 9.88       $0.33       $ 1.32       $(0.33)       $   --        $11.20        17.10%        $  1,233
1994(3)            9.87        0.04         0.02        (0.05)           --          9.88         0.57%+              1

LIMITED VOLATILITY STOCK
INSTITUTIONAL CLASS
1995(8)          $10.00       $0.26       $ 1.90       $(0.25)       $   --        $11.91        21.93%        $ 17,125

DIVERSIFIED GROWTH
INSTITUTIONAL CLASS
1995             $ 9.10       $0.17       $ 2.67       $(0.16)       $   --        $11.78        31.57%        $132,854
1994(4)            8.92        0.03         0.18        (0.03)           --          9.10         2.36%+         31,875
RETAIL CLASS A
1995             $ 9.09       $0.15       $ 2.66       $(0.15)       $   --        $11.75        31.21%        $  2,710
1994(5)            9.39        0.10        (0.29)       (0.11)           --          9.09        (2.07%)+         1,900
1993(6)(7)        10.00        0.11        (0.63)       (0.09)           --          9.39        (5.18%)+        31,084
RETAIL CLASS B
1995             $ 9.09       $0.09       $ 2.65       $(0.10)       $   --        $11.73        30.29%        $    819
1994(3)            8.87        0.01         0.23        (0.02)           --          9.09         2.75%+             12

STOCK
INSTITUTIONAL CLASS
1995             $16.50       $0.36       $ 3.64       $(0.35)       $(0.59)       $19.56        25.50%        $312,559
1994(1)           16.47        0.25         0.03        (0.25)           --         16.50         1.70%+        154,949
RETAIL CLASS A
1995             $16.51       $0.33       $ 3.64       $(0.32)       $(0.59)       $19.57        25.26%        $ 13,076
1994              16.00        0.31         1.00        (0.30)        (0.50)        16.51         8.35%           8,421
1993              14.04        0.22         1.99        (0.23)        (0.02)        16.00        15.82%         134,186
1992              13.62        0.24         0.81        (0.29)        (0.34)        14.04         7.88%           3,644
1991(9)           10.64        0.28         2.95        (0.22)        (0.03)        13.62        30.49%+          2,386
1990(10)          12.09        0.25        (1.17)       (0.25)        (0.28)        10.64        (8.22%)          1,161
1989(10)          10.35        0.25         1.70        (0.20)        (0.01)        12.09        20.33%             323
1988(10)(11)      10.03        0.27         0.35        (0.30)           --         10.35         6.40%+            206
RETAIL CLASS B
1995             $16.49       $0.26       $ 3.55       $(0.22)       $(0.59)       $19.49        24.20%        $  7,051
1994(3)           16.65        0.03        (0.10)       (0.09)           --         16.49        (0.43%)+           346

SPECIAL EQUITY
INSTITUTIONAL CLASS
1995             $17.30       $0.38       $ 1.61       $(0.38)       $(1.02)       $17.89         12.84%       $201,786
1994(1)           16.34        0.22         0.96        (0.22)           --         17.30          7.31%+       128,806
RETAIL CLASS A
1995             $17.30       $0.35       $ 1.60       $(0.34)       $(1.02)       $17.89         12.63%       $ 11,609
1994              15.81        0.28         2.52        (0.28)        (1.03)        17.30         18.70%          7,333
1993              13.61        0.23         2.32        (0.25)        (0.10)        15.81         18.91%         81,899
1992              12.98        0.21         1.61        (0.27)        (0.92)        13.61         15.17%          3,586
1991(9)           10.33        0.30         2.61        (0.26)           --         12.98         28.38%+         3,423
1990(10)          12.96        0.47        (2.03)       (0.46)        (0.61)        10.33        (13.24%)         2,761
1989(10)          11.55        0.47         1.39        (0.41)        (0.04)        12.96         17.41%          2,000
1988(10)(11)      10.03        0.34         1.57        (0.39)           --         11.55         19.56%+           578
RETAIL CLASS B
1995             $17.29       $0.29       $ 1.51       $(0.24)       $(1.02)       $17.83         11.64%       $  4,847
1994(3)           16.51        0.01         0.85        (0.08)           --         17.29          5.22%+           370


(table continued)


                      RATIO OF      RATIO OF
                        NET        EXPENSES TO
       RATIO OF      INVESTMENT      AVERAGE
      EXPENSES TO    INCOME TO     NET ASSETS
    AVERAGE AVERAGE  (EXCLUDING     PORTFOLIO
      NET ASSETS    NET ASSETS      WAIVERS)   TURNOVER RATE


         0.35%          2.41%         0.95%             9%
         0.35           2.59          1.03             11

         0.57%          2.16%         1.20%             9%
         0.35           2.23          1.23             11
         0.35           2.52          1.30              1

         1.35%          1.34%         1.95%             9%
         1.35           1.68          2.03             11



         0.75%          4.11%         1.06%            23%
         0.75           5.61          1.14            108

         0.92%          3.91%         1.31%            23%
         0.88           4.88          1.39            108
         0.75           6.09          1.36             68

         1.75%          3.05%         2.06%            23%
         1.75           4.39          2.14            108



         0.75%          2.75%         1.21%            28%



         0.75%          1.69%         1.01%            28%
         0.75           2.37          1.08            101

         0.92%          1.52%         1.26%            28%
         0.90           1.15          1.33            101
         0.78           1.26          1.25              5

         1.75%          0.58%         2.01%            28%
         1.75           1.20          2.08            101



         0.79%          2.10%          0.94%           52%
         0.75           2.28           1.01            65

         1.00%          1.89%          1.19%           52%
         0.76           1.51           1.20            65
         0.75           1.94           1.28            48
         1.45           1.75           4.46            39
         1.45           2.47           7.42            76
         1.45           2.24           9.47            41
         1.24           2.26          36.39            74
         1.02           2.67          28.60            80

         1.79%          1.10%          1.94%           52%
         1.75           1.58           2.01            65



         0.88%          2.30%          0.95%           72%
         0.79           1.93           1.03           116

         1.09%          2.08%          1.20%           72%
         0.81           1.88           1.23           116
         0.81           2.07           1.31           104
         1.50           1.61           4.18           146
         1.50           2.60           5.13           116
         1.50           4.09           4.21           113
         1.38           4.07           8.68           102
         1.20           4.02          15.60            51

         1.88%          1.22%          1.95%           72%
         1.68           0.47           2.03           116



                                                    REALIZED
                                                       AND
                                                   UNREALIZED    DIVIDENDS                   DISTRIBUTIONS   NET ASSET
                    NET ASSET           NET         GAINS OR     FROM NET    DISTRIBUTIONS       FROM          VALUE
                 VALUE BEGINNING    INVESTMENT     (LOSSES) ON  INVESTMENT       FROM           RETURN        END OF
                    OF PERIOD      INCOME (LOSS)   INVESTMENTS    INCOME     CAPITAL GAINS    OF CAPITAL      PERIOD  TOTAL RETURN

REGIONAL EQUITY
INSTITUTIONAL CLASS
1995                 $12.52           $ 0.11          $4.90       $(0.08)       $(0.32)           $--         $17.13   41.40%
1994(1)               12.41             0.07           0.11        (0.07)           --             --          12.52   1.46%+
RETAIL CLASS A
1995                 $12.52           $ 0.08          $4.90       $(0.06)       $(0.32)           $--         $17.12   41.17%
1994                  11.96             0.08           0.71        (0.07)        (0.16)            --          12.52    6.76%
1993(2)               10.00             0.05           1.96        (0.05)           --             --          11.96   20.17%+
RETAIL CLASS B
1995                 $12.50           $ 0.04          $4.80       $(0.03)       $(0.32)           $--         $16.99   39.98%
1994(3)               12.19               --           0.33        (0.02)           --             --          12.50    2.73%+

EMERGING GROWTH
INSTITUTIONAL CLASS
1995                 $10.56           $ 0.03          $2.99       $(0.02)       $(0.15)           $--         $13.41   29.16%
1994(12)              10.00             0.01           0.56        (0.01)           --             --          10.56    5.68%+
RETAIL CLASS A
1995                 $10.57           $ 0.01          $2.99       $(0.02)       $(0.15)           $--         $13.40   28.82%
1994(12)              10.00             0.01           0.57        (0.01)           --             --          10.57    5.88%+
RETAIL CLASS B
1995                 $10.55           $(0.03)         $2.92       $   --        $(0.15)           $--         $13.29   27.89%
1994(3)                9.89            (0.01)          0.67           --            --             --          10.55    6.67%+

TECHNOLOGY
INSTITUTIONAL CLASS
1995                 $11.19           $(0.03)         $7.31       $   --        $(0.23)           $--         $18.24   66.22%
1994(12)              10.00            (0.01)          1.20           --            --             --          11.19   11.90%+
RETAIL CLASS A
1995                 $11.19           $(0.03)        $ 7.31       $   --        $(0.23)         $   --        $18.24   66.22%
1994(12)              10.00            (0.01)          1.20           --            --              --         11.19   11.90%+
RETAIL CLASS B
1995                 $11.17           $(0.04)        $ 7.12       $   --        $(0.23)         $   --        $18.02   64.52%
1994(3)                9.85            (0.02)          1.34           --            --              --         11.17   13.40%+

INTERNATIONAL
INSTITUTIONAL CLASS
1995                 $10.22           $ 0.01         $ 0.07       $   --        $   --          $   --        $10.30   0.78%
1994(12)              10.00            (0.01)          0.23           --            --              --         10.22   2.20%+
RETAIL CLASS A
1995                 $10.21           $   --         $ 0.07       $   --        $   --          $   --        $10.28    .69%
1994(13)               9.98            (0.01)          0.24           --            --              --         10.21   2.30%+
RETAIL CLASS B
1995                 $10.21           $(0.03)        $ 0.02       $   --        $   --          $   --        $10.20   (0.10)%
1994(3)               10.23            (0.01)         (0.01)          --            --              --         10.21   (0.20)%+

REAL ESTATE SECURITIES FUND
INSTITUTIONAL CLASS
1995(14)             $10.00           $ 0.13         $ 0.39       $(0.11)       $   --          $(0.04)       $10.37    5.19%+
RETAIL CLASS A
1995(15)             $10.37           $   --         $ 0.01       $   --        $   --          $   --        $10.38    0.00%
RETAIL CLASS B
1995(15)             $10.37           $   --         $   --       $   --        $   --          $   --        $10.37    0.00%


(table continued)


                                                RATIO OF
                                RATIO OF NET   EXPENSES TO
                   RATIO OF      INVESTMENT      AVERAGE
     NET ASSETS   EXPENSES TO   INCOME (LOSS)   NET ASSETS   PORTFOLIO
      END OF       AVERAGE       TO AVERAGE     (EXCLUDING    TURNOVER
    PERIOD (000)  NET ASSETS     NET ASSETS      WAIVERS)       RATE



     $188,583        0.84%           0.78%         0.95%         42%
       96,045        0.80            0.82          1.05          41

     $ 14,917        1.05%           0.58%         1.20%         42%
        8,345        0.82            0.59          1.25          41
       58,427        0.80            0.59          1.30          28

     $  7,630        1.84%          (0.25)%        1.95%         42%
          185        1.80           (0.41)         2.05          41



     $ 41,716        0.84%           0.20%         1.19%         51%
        6,849        0.80            0.23          2.59          19

     $    386        1.04%           0.00%         1.44%         51%
           91        0.79            0.23          2.84          19

     $    268        1.84%          (0.83)%        2.19%         51%
           18        1.80           (0.85)         3.59          19



     $ 29,272        0.88%          (0.35)%        1.30%         74%
        6,491        0.80           (0.21)         3.12          43

     $  1,464        1.13%          (0.61)%        1.55%         74%
           61        0.80           (0.21)         3.37          43

     $  2,031        1.88%          (1.41)%        2.30%         74%
            2        1.80           (1.44)         4.12          43



     $ 94,400        1.74%           0.12%         1.81%         57%
       47,963        1.75           (0.19)         2.05          16

     $    876        1.93%          (0.13)%        2.06%         57%
          464        1.75           (0.26)         2.30          16

     $    306        2.76%          (0.95)%        2.81%         57%
           22        2.75           (0.71)         3.05          16



      $ 5,756        0.80%           6.01%         2.34%          0%

      $     1        1.05%           0.00%         2.59%          0%

      $     1        1.80%           0.00%         3.34%          0%



The accompanying notes are an integral part of the financial statements.

+ Returns, excluding sales charges, are for the period indicated and have not been annualized.

(1) Institutional Class shares have been offered since February 4, 1994. All ratios for the period have been annualized.

(2) Commenced operations on December 14, 1992. All ratios for the period have been annualized.

(3) Retail Class B shares have been offered since August 15, 1994. All ratios for the period have been annualized.

(4) Institutional Class shares have been offered since August 2, 1994. All ratios for the period have been annualized.

(5) On April 28, 1994 the Board of Directors approved a change in this Fund's fiscal year end from November 30 to September 30, effective September 30, 1994. All ratios for the period have been annualized.

(6)  For the period ended November 30.

(7) Commenced operations on December 18, 1992. All ratios for the period have been annualized.

(8) Commenced operations on November 15, 1994. All ratios for the period have been annualized.

(9) On September 3, 1991, the Board of Directors of FAIF approved a change in the FAIF's fiscal year end from October 31 to September 30, effective September 30, 1991. All ratios for the period have been annualized.

(10) For the period ended October 31.

(11) Commenced operations on December 22, 1987. All ratios for the period have been annualized.

(12) Commenced operations on April 4, 1994. All ratios for the period have been annualized.

(13) Retail Class A shares have been offered since April 7, 1994. All ratios for the period have been annualized.

(14) Commenced operations on June 30, 1995. All ratios for the period have been annualized.

(15) Commenced operations on September 29, 1995. All ratios for the period have been annualized.




NOTES TO FINANCIAL STATEMENTS----SEPTEMBER 30, 1995

1    ORGANIZATION

The First American Prime Obligations Fund, Government Obligations Fund and Treasury Obligations Fund are funds offered by First American Funds, Inc. (FAF). The First American Limited Term Income Fund, Intermediate Term Income Fund, Fixed Income Fund, Intermediate Government Bond Fund, Mortgage Securities Fund, Limited Term Tax Free Income Fund, Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, Minnesota Insured Intermediate Tax Free Fund, Asset Allocation Fund, Balanced Fund, Equity Index Fund, Equity Income Fund, Limited Volatility Stock Fund, Diversified Growth, Stock Fund, Special Equity Fund, Regional Equity Fund, Emerging Growth Fund, Technology Fund, International Fund and Real Estate Securities Fund are funds offered by First American Investment Funds, Inc. (FAIF). FAF and FAIF (collectively the "Funds") are registered under the Investment Company Act of 1940, as amended, as open end, management investment companies. The Funds' articles of incorporation permit the Board of Directors to create additional funds in the future.

FAF offers Class A, Class B, Class C and Class D shares. Class B shares are only available pursuant to an exchange for Class B shares of another fund in the First American family. Class B shares may also be subject to a contingent deferred sales charge for six years and automatically convert to Class A shares after eight years. Class C and D shares are offered only to qualifying institutional investors. Class A and B shares are not offered by the Government Obligations Fund or Treasury Obligations Fund.

FAIF offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge. Class B shares may be subject to a contingent deferred sales charge for six years and automatically convert to Class A shares after eight years. Class C shares have no sales charge and are offered only to qualifying institutional investors.

All classes of shares in FAF and FAIF have identical voting, dividend, liquidation and other rights, and the same terms and conditions, except that the level of distribution fees charged may differ among classes.

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Funds are as follows:

Security Valuation -- Investment securities held by the FAF Funds are stated at amortized cost which approximates market value. Under the amortized cost method, any discount or premium is amortized ratably to the maturity of the security and is included in interest income.

FAIF Fund investments in equity securities which are traded on a national securities exchange (or reported on the NASDAQ national market system) are stated at the last quoted sales price if readily available for such equity securities on each business day; other equity securities traded in the over-the-counter market and listed equity securities for which no sale was reported on that date are stated at the last quoted bid price. Debt obligations exceeding sixty days to maturity which are actively traded are valued by an independent pricing service at the most recently quoted bid price. Debt obligations with sixty days or less remaining until maturity may be valued at their amortized cost. Foreign securities are valued based upon quotation from the primary market in which they are traded. When market quotations are not readily available, securities are valued at fair value as determined in good faith by procedures established and approved by the Board of Directors.

Security Transactions and Investment Income -- The Funds record security transactions on the trade date of the security purchase or sale. Dividend income is recorded on the ex-dividend date. Interest income, including amortization of bond premium and discount, is recorded on the accrual basis. Security gains and losses are determined on the basis of identified cost, which is the same basis used for Federal income tax purposes.

Distributions to Shareholders -- Distributions from net investment income for the FAF funds are declared on a daily basis and are payable on the first business day of the following month.

Limited Term Income Fund, Intermediate Term Income Fund, Fixed Income Fund, Intermediate Government Bond Fund, Mortgage Securities Fund, Limited Tax Free Income Fund, Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, Minnesota Insured Intermediate Tax Free Fund, Asset Allocation Fund, Balanced Fund, Equity Index Fund, Equity Income Fund, Limited Volatility Stock Fund, Diversified Growth, Stock Fund and Special Equity Fund declare and pay income dividends monthly. Regional Equity Fund, Emerging Growth Fund, Technology Fund and Real Estate Securities Fund declare and pay income dividends quarterly. A portion of the quarterly distributions of the Real Estate Securities Fund may be a return of capital. International Fund declares and pays dividends annually. Any net realized capital gains on sales of securities for a fund are distributed to shareholders at least annually.

Federal Taxes -- It is each Fund's intention to continue to qualify as a regulated investment company and distribute all of its taxable income. Accordingly, no provision for Federal income taxes is required. For Federal income tax purposes, required distributions related to realized gains from security transactions are computed as of October 31st.

The amounts of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations, which may differ from those amounts determined under generally accepted accounting principles. These book/tax differences are either temporary or permanent in nature. These differences are primarily due to wash sales, foreign currency gains and losses, the character of distributions made during the year from net investment income or net realized gains, and the timing of distributions where the fiscal year in which the amounts are distributed may differ from the year that the income or realized gains (losses) were recorded by the fund. To the extent these differences are permanent, adjustments are made to the appropriate accounts in the period that the difference arises.

On the Statement of Net Assets the following adjustments were made (000):


                                     ACCUMULATED     UNDISTRIBUTED
                                    NET REALIZED    NET INVESTMENT
                                     GAIN (LOSS)        INCOME        PAID-IN-CAPITAL
Mortgage Securities Fund               $    --          $    1             $ (1)
Limited Term Tax Free Income
Fund                                        --              16              (16)
Equity Income Fund                           2              16              (18)
Diversified Growth Fund                     --              18              (18)
Technology Fund                            (70)             70               --
International Fund                      (1,870)          1,942              (72)

Futures Transactions -- In order to gain exposure to or protect against changes in the market, certain Funds may enter into S&P Stock Index futures contracts and other stock futures contracts.

Upon entering into a futures contract, the Fund is required to deposit cash or pledge "U.S." Government securities in an amount equal to five percent of the purchase price indicated in the futures contract (initial margin). Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying security or securities, are made or received by the Fund each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contracts are closed, the Fund records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transaction and the Fund's basis in the contracts. Risks of entering into futures contracts, in general, include the possibility that there will not be a perfect price correlation between the futures contracts and the underlying securities. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that a Fund could lose more than the original margin deposit required to initiate a futures transaction. Unrealized gains or losses on outstanding positions in futures contracts held at the close of the year will be recognized as capital gains or losses for Federal income tax purposes.

Repurchase Agreements -- The Funds may enter into repurchase agreements with member banks of the Federal Deposit Insurance Company or registered broker dealers whom the Adviser or Sub-Adviser deems creditworthy under guidelines approved by the Board of Directors, subject to the seller's agreement to repurchase such securities at a mutually agreed upon date and price. The repurchase price would generally equal the price paid by the Fund plus interest negotiated on the basis of current short-term rates.

Securities pledged as collateral for repurchase agreements are held by the custodian bank until the respective agreements mature. The Portfolios may also invest in tri-party repurchase agreements. Securities held as collateral for tri-party repurchase agreements are maintained in a segregated account by the broker's custodian bank until the maturity of the repurchase agreement. Provisions of the repurchase agreements ensure that the market value of the collateral, including accrued interest thereon, is sufficient in the event of default of the counterparty. If the counterparty defaults and the value of the collateral declines or if the counterparty enters an insolvency proceeding, realization of the collateral by the Funds may be delayed or limited.

Securities Purchased on a When-Issued Basis -- Delivery and payment for securities which have been purchased by a Fund on a forward commitment or when-issued basis can take place up to a month or more after the transaction date. During this period, such securities are subject to market fluctuations and the portfolio maintains, in a segregated account with its custodian, assets with a market value equal to or greater than the amount of its purchase commitments.

Foreign Currency Translation -- The books and records of the International Fund are maintained in U.S. dollars on the following bases:

     (I) market value of investment securities, assets and liabilities at the current rate of exchange; and

     (II) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The International Fund does not isolate that portion of gains and losses on investments in equity securities which is due to changes in the foreign exchange rates from that which is due to change in market prices of equity securities.

The International Fund reports certain foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income for Federal income tax purposes.

Forward Foreign Currency Contracts -- The International Fund enters into forward foreign currency contracts as hedges against either specific transactions or fund positions. The aggregate principal amount of the contracts are not recorded as the International Fund intends to settle the contracts prior to delivery. All commitments are "marked-to-market" daily at the applicable foreign exchange rate and any resulting unrealized gains or losses are recorded currently. The International Fund realizes gains or losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the year will be recognized as ordinary income or loss for Federal income tax purposes.

Expenses -- Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net asset value. Class specific expenses, such as the 12b-1 fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net asset value each day.

Reclassifications--Certain 1994 amounts have been reclassified to conform to the 1995 presentation.

3    INVESTMENT SECURITY TRANSACTIONS

During the period ended September 30, 1995, purchases of securities and proceeds from sales of securities, other than temporary investments in short-term securities, were as follows (000):

                               U.S. GOVERNMENT        OTHER INVESTMENT
                                 SECURITIES              SECURITIES
                            PURCHASES     SALES     PURCHASES     SALES

      LIMITED TERM INCOME
       FUND                  $     --    $     --    $ 74,585    $ 81,308
      Intermediate Term
       Income Fund             59,322      48,029       7,233       3,305
      Fixed Income Fund       284,883     187,929      90,278       4,145
      Intermediate
       Government
       Bond Fund               80,785      12,073          --          --
      Mortgage Securities
       Fund                     7,556       9,626          --         828
      Limited Term Tax
      Free Income Fund             --          --       6,690      16,610
      Intermediate Tax
      Free  Fund                   --          --      54,813      18,684
      Colorado
      Intermediate
       Tax Free Fund               --          --      47,203       6,978
      Minnesota Insured
       Intermediate Tax
       Free Fund                   --          --      56,348      18,913
      Asset Allocation
      Fund                     18,135      25,225       8,538      17,094
      Balanced Fund            81,725      69,853      61,094      48,355
      Equity Index Fund            --          --      23,845      15,271
      Equity Income Fund           --          --      35,119       8,248
      Limited Volatility
      Stock  Fund                  --          --      16,771       3,764
      Diversified Growth
      Fund                         --          --      88,212      20,985
      Stock Fund                   --          --     185,121     112,466
      Special Equity Fund          --          --     129,316      96,874
      Regional Equity Fund         --          --      90,522      52,378
      Emerging Growth Fund         --          --      35,381       9,769
      Technology Fund              --          --      26,509      12,106
      International Fund           --          --      81,374      37,836
      Real Estate
      Securities Fund              --          --       5,351          10

At September 30, 1995 the total cost of securities for Federal Income Tax purposes, was not materially different from amounts reported for financial reporting purposes. The aggregate gross unrealized appreciation and depreciation for securities held by the Funds at September 30, 1995 is as follows (000):

                                        AGGREGATE       AGGREGATE
                                          GROSS           GROSS
                                      APPRECIATION    DEPRECIATION      NET

      LIMITED TERM INCOME FUND           $   517         $  (492)     $    25
      Intermediate Term Income Fund        1,319            (462)         857
      Fixed Income Fund                    7,056            (552)       6,504
      Intermediate Government Bond Fund    3,355             (14)       3,341
      Mortgage Securities Fund               394            (252)         142
      Limited Term Tax Free Income Fund       60              (2)          58
      Intermediate Tax Free Fund           1,174             (40)       1,134
      Colorado Intermediate Tax Free Fund  2,017              (6)       2,011
      Minnesota Insured Intermediate
      Tax Free Fund                        2,253             (27)       2,226
      Asset Allocation Fund                5,860            (436)       5,424
      Balanced Fund                       21,781          (1,462)      20,319
      Equity Index Fund                   50,873          (4,047)      46,826
      Equity Income Fund                   6,217            (408)       5,809
      Limited Volatility Stock Fund        2,964             (42)       2,922
      Diversified Growth Fund             22,650          (1,034)      21,616
      Stock Fund                          46,444          (2,802)      43,642
      Special Equity Fund                 18,642          (3,626)      15,016
      Regional Equity Fund                52,684          (5,681)      47,003
      Emerging Growth Fund                 7,308          (1,370)       5,938
      Technology Fund                      7,751          (1,013)       6,738
      International Fund                  13,763          (4,094)       9,669
      Real Estate Securities Fund            211             (41)         170

At September 30, 1995 the following funds have capital loss carrryforwards
(000):

                                              EXPIRATION
                                    AMOUNT       DATE

      PRIME OBLIGATIONS FUND        $    4        2001
      Government Obligations Fund       35        2003
      Limited Term Income*           3,907      2000-2004
      Intermediate Term Income Fund    260        2003
      Intermediate Government
      Bond Fund                        139      2002-2004
      Mortgage Securities Fund          31        2004
      Limited Term Tax Free
      Income Fund                        1        2003
      Limited Volatility Stock Fund    131        2004
      Diversified Growth Fund          761        2002
      International Fund             5,975      2003-2004

* Includes carryover acquired in connection with Managed Income merger; the ability to utilize these losses to offset gains may be limited in future years.

4    FEES AND EXPENSES

Pursuant to an investment advisory agreement (the Agreement), First Bank National Association (the Adviser) manages each Fund's assets and furnishes related office facilities, equipment, research and personnel. The Agreement requires each Fund to pay the Adviser a monthly fee based upon average daily net assets. The fee for each of the FAF Funds is equal to an annual rate of .40% of the average daily net assets. The fee for each of the FAIF Funds, other than the International Fund, is equal to an annual rate of .70% of the average daily net assets. The fee for the International Fund is equal to an annual rate of 1.25% of average daily net assets. Through a separate contractual agreement, First Trust National Association, an affiliate of the Adviser, serves as the Funds' custodian. Marvin & Palmer Associates, Inc., serves as Sub-Adviser to the International Fund pursuant to a Sub-Advisory Agreement with the Adviser.

SEI Financial Services Company (SFS) and SEI Financial Management Corporation,
(SFM) serve as distributor and administrator of the Funds, respectively. Under the distribution plan, each of the Funds pay SFS a monthly distribution fee of
 .25% of each Fund's average daily net assets of the Retail Class A shares, 1.00% of the Retail Class B shares and .15% of the Corporate Trust Class D shares, which may be used by SFS to provide compensation for sales support and distribution activities. No distribution fees are paid by Institutional Class C shares. Prior to January 20, 1995 the FAF Funds paid SFS a monthly distribution fee of .20% of each Fund's average daily net assets of the Retail Class A shares under $100 million, .15% of the average daily net assets from $100 million to less than $250 million and .10% of average daily net assets of $250 million or more. The Institutional Class C shares paid SFS a monthly distribution fee of up to .05% on average daily net assets under $500 million, .04% on the average daily net assets from $500 million to less than $1 billion and .03% of average daily net assets of $1 billion or more. SFM provides administrative services, including certain accounting, legal and shareholder services, at an annual rate of .07% of each FAF Fund's, and .12% of each FAIF Fund's, average daily net assets, with a minimum annual fee of $50,000 per Fund. Prior to January 31, 1995 the FAIF Funds paid SFM at an annual rate of .20% of each Fund's average daily net assets with a minimum annual fee of $50,000 per Fund.

In addition to the investment advisory and management fees, custodian fees, distribution fees, administrator and transfer agent fees, each fund is responsible for paying most other operating expenses including organization costs, fees and expenses of outside directors, registration fees, printing shareholder reports, legal, auditing, insurance and other miscellaneous expenses.

During the period ended September 30, 1995, the Adviser and other parties waived a portion of their contractual fees in order to assist the Funds in maintaining competitive expense ratios. Expenses were waived as follows (000):

                                 WAIVER OF
                                INVESTMENT      WAIVER OF        WAIVER OF
                                 ADVISORY     ADMINISTRATOR    DISTRIBUTION
                                   FEES            FEES          FEES (1)

      PRIME OBLIGATIONS FUND*     $2,118           $--             $571
      Government Obligations Fund*   746            --              263
      Treasury Obligations Fund      902            --               --
      Limited Term Income Fund       375            23               24
      Intermediate Term Income
       Fund                          179            20                7
      Fixed Income Fund              449            42                6
      Intermediate Government
       Bond Fund                     198            11                5
      Mortgage Securities Fund        99            --                1
      Limited Term Tax Free
       Income Fund                   112             2                2
      Intermediate Tax Free Fund     112            --                2
      Colorado Intermediate Tax
       Free Fund                     126            --                3
      Minnesota Insured
       Intermediate Tax Free Fund    149             6                5
      Asset Allocation Fund           89             8               --
      Balanced Fund                  215            40                7
      Equity Index Fund            1,054            37               --
      Equity Income Fund             125             2                1
      Limited Volatility
      Stock Fund                      60            --               --
      Diversified Growth Fund        207            10                1
      Stock Fund                     327            47                4
      Special Equity Fund             83            41                4
      Regional Equity Fund           125            31                4
      Emerging Growth Fund            77            --               --
      Technology Fund                 71            --               --
      International Fund              44             5               --
      Real Estate Securities Fund     18            --               --

(1)  Retail Class A

*    Distribution Waiver is for Institutional Class

For the period ended September 30, 1995, legal fees and expenses were paid to a law firm of which the Secretary of the Funds is a partner.

Effective April 14, 1995, Supervised Service Company was acquired by DST Systems, Inc. DST Systems, Inc. now provides transfer agent services for the Funds.

A Contingent Deferred Sales Charge (CDSL) is imposed on redemptions made in the Retail Class B. The CDSL varies depending on the number of years from time of payment for the purchase of Class B shares until the redemption of such shares.

                         CONTINGENT DEFERRED SALES
                                  CHARGE
     YEAR SINCE          AS A PERCENTAGE OF DOLLAR
      PURCHASE           AMOUNT SUBJECT TO CHARGE

      First                        5.00%
      Second                       5.00%
      Third                        4.00%
      Fourth                       3.00%
      Fifth                        2.00%
      Sixth                        1.00%
      Seventh                      0.00%
      Eighth                       0.00%

For the period ended September 30, 1995, sales charges retained by SFS for distributing the Funds' shares were approximately $110,000.

5    DEFERRED ORGANIZATIONAL COSTS

The Funds incurred organization expenses in connection with their start-up and initial registration. These costs are being amortized over 60 months on a straight-line basis.

6    FORWARD FOREIGN CURRENCY CONTRACTS

The International Fund enters into forward foreign currency exchange contracts as hedges against portfolio positions. Such contracts, which protect the value of the Portfolio's investment securities against a decline in the value of the hedged currency, do not eliminate fluctuations in the underlying prices of the securities. They simply establish an exchange rate at a future date. Also, although such contracts tend to minimize the risk of loss due to a decline in the value of a hedged currency, at the same time they tend to limit any potential gain that might be realized should the value of such foreign currency increase.

The following forward foreign currency contracts were outstanding at September 30, 1995.

                                         INTERNATIONAL FUND
                                                                       NET
                                       CONTRACTS TO        IN       UNREALIZED
                                         DELIVER/       EXCHANGE   APPRECIATION/
                   SETTLEMENT            RECEIVE          FOR     (DEPRECIATION)
                     DATES                (000)          (000)          (000)
 Foreign Currency
   Sales            10/04/95     CH          2,750      $ (2,259)        $(120)
                    10/04/95     CH            390          (321)          (16)
                    10/27/95     CH          2,110        (1,856)           26
                    10/04/95     DM          2,210        (1,503)          (44)
                    10/04/95     DM            270          (183)           (6)
                    10/04/95     DM            420          (283)          (11)
                    10/27/95     DM          2,220        (1,571)           16
                    10/04/95     FI         16,500        (3,762)          (98)
                    10/27/95     FI         10,320        (2,414)            0
                    10/04/95     FF          5,850        (1,162)          (27)
                    10/04/95     FF            870          (172)           (5)
                    10/27/95     FF          4,200          (854)            1
                    10/04/95     UK          4,080        (6,301)         (141)
                    10/04/95     UK            410          (634)          (14)
                    10/27/95     UK          3,060        (4,831)            6
                    10/05/95     UK            225          (355)            0
                    10/04/95     JY      2,048,240       (21,140)          468
                    10/04/95     JY        181,180        (1,818)          (10)
                    10/04/95     JY        940,460        (9,369)         (123)
                    10/27/95     JY      1,115,370       (11,349)           48
                    10/02/95     JY         20,364          (204)           (1)
                    10/04/95     NG            650          (391)          (15)
                    10/04/95     NG          4,010        (2,437)          (69)
                    10/04/95     NG            670          (405)          (13)
                    10/27/95     NG          3,470        (2,190)           19
                    10/03/95     NG            341          (214)            0
                    10/04/95     NO          6,240          (965)          (29)
                    10/27/95     NO          3,920          (629)            5
                    10/04/95     SK         65,630        (8,901)         (565)
                    10/27/95     SK         25,770        (3,650)          (59)
                    10/03/95     SG             58           (41)            0
                    10/05/95     SG             62           (44)            0
                                                        $(92,208)        $(777)
 Foreign Currency
   Purchases         10/4/95     CH          1,030      $    905         $ (14)
                     10/4/95     CH          1,720         1,511           (23)
                     10/4/95     CH            390           343            (5)
                     10/4/95     CH            211           185            (2)
                     10/4/95     DM            680           477            (1)
                     10/4/95     DM          1,530         1,081           (11)
                     10/4/95     DM            270           191            (2)
                     10/4/95     DM            420           297            (3)
                     10/4/95     FI          6,230         1,458            --
                     10/4/95     FI         10,270         2,403            --
                     10/4/95     FF            800           157             5
                     10/4/95     FF          1,750           356            --
                     10/4/95     FF          3,300           672            (2)
                     10/4/95     FF            870           177            --
                     10/4/95     UK          1,450         2,292            (3)
                     10/4/95     UK          2,630         4,155            (3)
                     10/4/95     UK            410           648            --
                     10/4/95     JY        409,850         3,931           205
                     10/4/95     JY        631,130         6,052           317
                     10/4/95     JY      1,007,260        10,218           (52)
                     10/4/95     JY        181,180         1,838            (9)
                     10/4/95     JY        940,460         9,540           (48)
                     10/2/95     JY         32,689           328             2
                     10/2/95     JY         14,004           140             1
                     10/3/95     JY          8,924            90            --
                     10/4/95     NG          1,830         1,146            (2)
                     10/4/95     NG          2,180         1,374           (12)

                                          INTERNATIONAL FUND
                                                                       NET
                                      CONTRACTS TO        IN       UNREALIZED
                                        DELIVER/       EXCHANGE   APPRECIATION/
                    SETTLEMENT           RECEIVE          FOR    (DEPRECIATION)
                      DATES               (000)          (000)       (000)
                     10/4/95     NG          670            422             (4)
                     10/4/95     NG          650            410             (4)
                     10/4/95     NO        2,160            345             (1)
                     10/4/95     NO        4,080            655             (5)
                     10/4/95     SK       24,710          3,440            123
                     10/4/95     SK       15,440          2,194             33
                     10/4/95     SK       25,480          3,618             57
                                                        $63,049          $ 537
                                                                         $(240)


CURRENCY LEGEND

CH Switzerland
DM Germany
FI Finnish Mark
FF French Francs
JY Japanese Yen
NG Netherlands Guilder
NO Norwegian Krona
SG Singapore Dollar
SK Swedish Krona
UK British Pounds Sterling


7    FUTURES CONTRACTS

The Equity Index Fund's investment in S&P 500 Index futures contracts is designed to maintain sufficient liquidity to meet redemption requests and to increase the level of Fund assets devoted to replicating the composition of the S&P 500 Index while reducing transaction costs. Risks of entering into S&P 500 Index futures contracts include the possibility that there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the underlying securities. At September 30, 1995, open long S&P 500 Index futures contracts were as follows:

   NUMBER                                  UNREALIZED
     OF        TRADE       SETTLEMENT     GAIN/(LOSS)
 CONTRACTS     PRICE         MONTH           (000)

        4     $588.00     DECEMBER 1995       $ 0
        3      584.35     December 1995         6
        3      584.50     December 1995         6
        3      590.05     December 1995        (3)
        2      583.55     December 1995         5
        2      588.15     December 1995         0
        1      586.30     December 1995         1
        1      587.20     December 1995         0
        1      588.55     December 1995         0
                                              $15


8    CONCENTRATION OF CREDIT RISK

The Limited Term Tax Free Income Fund, Intermediate Tax Free Fund, Colorado Intermediate Tax Free Fund, and Minnesota Insured Intermediate Tax Free Fund invest in debt instruments of municipal issuers. Although these Funds monitor investment concentration, the issuers ability to meet their obligations may be affected by economic developments in a specific state or region.

The Limited Term Tax Free Income Fund, Intermediate Tax Free Fund, Minnesota Insured Intermediate Tax Free Fund, and Colorado Intermediate Tax Free Fund invest in securities which include revenue bonds, tax and revenue anticipation notes, and general obligation bonds. At September 30, 1995, the percentage of portfolio investments by each revenue source was as follows:

                      LIMITED                      MINNESOTA
                        TERM                         INSURED
                      TAX FREE    INTERMEDIATE    INTERMEDIATE       COLORADO
                       INCOME       TAX FREE        TAX FREE       INTERMEDIATE
                        FUND          FUND            FUND        TAX FREE FUND

 REVENUE BONDS:

 Education Bonds         4%            4%              6%              4%
 Health Care Bonds       4            13              13               4
 Transportation
  Bonds                  6             3               2               8
 Utility Bonds          11            12               7               8
 Housing Bonds          14            12              23               6

 Pollution Control
  Bonds                  0             5               6               4
 Public Facility
  Bonds                  7             6               1               2
 Industrial Bonds        8             0               0               1
 Other                  10            14              11              11
GENERAL
OBLIGATIONS:            36            29              26              52
ANTICIPATION
NOTES:                   0             2               5               0
                       100%          100%            100%            100%


The rating of long-term debt as a percentage of total value of investments at September 30, 1995 is as follows:

                        LIMITED
                         TERM                        MINNESOTA        COLORADO
                       TAX FREE    INTERMEDIATE       INSURED       INTERMEDIATE
                        INCOME       TAX FREE       INTERMEDIATE      TAX FREE
                         FUND          FUND        TAX FREE FUND        FUND

  STANDARD &
  POORS/MOODY'S
  RATINGS:

  AAA/Aaa                  39%           63%             74%              50%
  AA/Aa                    22            20               9               31
  A/A                      26             9              10               15
  BBB/Baa                   0             4               0                1
  NR                       13             4               7                3
                          100%          100%            100%             100%

Securities rated by only one agency are shown in that category. Securities rated by both agencies are shown with their highest rating.

9    FUND MERGERS

Prior to January 20, 1995, five different mutual funds existed as separate series of FAF: Money Fund, Institutional Money Fund, CT Government Fund, Institutional Government Fund and CT Treasury Fund. On December 16, 1994, FAF shareholders approved a plan of reorganization. Effective January 20, 1995, Money Fund was merged with and into Institutional Money Fund and the combined entity is now the Prime Obligations Fund. Also effective on such date, CT Government Fund was merged with and into Institutional Government Fund and the combined entity is now the Government Obligations Fund. In addition, the name of CT Treasury Fund was changed to Treasury Obligations Fund. The mergers were accompanied by a tax-free exchange of 63,816,319 shares of Money Fund for 63,816,319 shares of Prime Obligations Retail Class A and an exchange of 156,260,107 shares of CT Government Fund for 156,260,107 shares of Government Obligations Corporate Trust Class as of the close of business on January 20, 1995. The aggregate net assets of Prime Obligations Fund and Money Fund before the acquisition were $1,498,492,068 and $63,816,316, respectively, resulting in combined net assets of $1,562,308,384 on January 20, 1995, and the aggregate net assets of Government Obligations Fund and CT Government Fund before the acquisition were $602,905,803 and $156,260,107, respectively, resulting in combined net assets of $759,165,910 on January 20, 1995.

On February 3, 1995 Limited Term Income Fund acquired all net assets of First American Mutual Fund (FAMF) Managed Income Fund pursuant to a plan of reorganization approved by the FAMF shareholders on December 16, 1994. The acquisition was accompanied by a tax-free exchange of 4,045,016 shares of Managed Income Fund Institutional Class for 3,916,789 shares of Limited Term Income Fund Institutional Class, and 482,125 shares of Managed Income Fund Retail Class A for 467,560 shares of Limited Term Income Fund Retail Class A outstanding as of the close of business on February 3, 1995. Managed Income Fund net assets at the date were combined with those of Limited Term Income Fund. The aggregate net assets of Limited Term Income Fund and Managed Income Fund before the acquisition were $77,167,375 and $42,915,945 (including $2,579,628 of accumulated net realized loss on investments, $1,131,202 of net unrealized depreciation of investments, and $41,584,512 of paid-in capital for Institutional Class, and $5,042,263 of paid-in capital for Retail Class A), respectively, resulting in combined net assets of $120,083,320 on February 3, 1995.

In addition, under the reorganization agreement the FAMF Limited Term Tax Free Income, FAMF Equity Income, and FAMF Diversified Growth Funds, were merged into a new FAIF fund which was identical to the respective FAMF fund.

10   PROPOSED FUND MERGER OF LIMITED VOLATILITY STOCK FUND AND STOCK FUND

The Board of Directors of the Funds have approved, subject to shareholder approval, the acquisition of the FAIF Limited Volatility Stock Fund by the FAIF Stock Fund. The acquisition will be accounted for by the method of accounting for tax free mergers of investment companies (sometimes referred to as the pooling without restatement method). Under the proposed merger agreement and plan of reorganization, Institutional Class shares of the FAIF Limited Volatility Stock Fund will be exchanged for Institutional Class shares of the FAIF Stock Fund. If the exchange were to have occurred as of September 30, 1995, one share of the FAIF Limited Volatility Stock Fund Institutional Class would have been exchanged for 0.6089 shares of the FAIF Stock Fund Institutional Class.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
First American Funds, Inc.
First American Investment Funds, Inc.:

We have audited the accompanying statements of net assets as of September 30, 1995, and the related statements of operations, the statements of changes in net assets and the financial highlights for each of the three funds constituting First American Funds, Inc. and each of the twenty-two funds constituting First American Investment Funds, Inc. for each of the periods presented. These financial statements and the financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audits. The financial highlights of Limited Term Tax Free Income Fund, Equity Income Fund and Diversified Growth Fund for the periods presented ended November 30, 1993 were audited by other auditors whose reports dated January 20, 1994 expressed unqualified opinions on this information.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investment securities held in custody are confirmed to us by the custodian. As to securities purchased and sold but not received or delivered, we request confirmations from brokers and where replies are not received, we carry out other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and the financial highlights referred to above present fairly, in all material respects, the financial position of each of the three funds constituting First American Funds, Inc. and each of the twenty-two funds constituting First American Investment Funds, Inc. as of September 30, 1995, and the results of their operations, changes in their net assets and the financial highlights for the periods presented, in conformity with generally accepted accounting principles.

                                              KPMG Peat Marwick LLP

Minneapolis, Minnesota
November 3, 1995


NOTICE TO SHAREHOLDERS

The information set forth below is for the funds' fiscal year as required by federal law. Shareholders, however, must report distributions on a calendar year basis for income tax purposes which may include distributions for portions of two fiscal years of the fund. Accordingly, the information needed by shareholders for income tax purposes will be sent to them in early 1996. Please consult your tax adviser for proper treatment of this information.

Dear First American Fund Shareholders:

  For the fiscal year ended September 30, 1995, each fund is designating long term capital gains and exempt income with regard to distributions paid during the year as follows:

                                                (A)                    (B)                (C)
                                      LONG TERM CAPITAL GAINS    ORDINARY INCOME         TOTAL              (D)          (E)
                                         DISTRIBUTIONS (TAX     DISTRIBUTIONS (TAX    DISTRIBUTION      QUALIFYING    TAX EXEMPT
                  FUND                         BASIS)                 BASIS)          (TAX BASIS)       DIVIDENDS(1)   INTEREST

Prime Obligations                                0%                   100%                100%               0%           0%
Government Obligations                           0%                   100%                100%               0%           0%
Treasury Obligations                             0%                   100%                100%               0%           0%
Limited Term Income                              0%                   100%                100%               0%           0%
Intermediate Term Income                         0%                   100%                100%               0%           0%
Fixed Income                                     0%                   100%                100%               0%           0%
Intermediate Government Bond                     0%                   100%                100%               0%           0%
Mortgage Securities                              0%                   100%                100%               0%           0%
Limited Term Tax Free Income                     0%                   100%                100%               0%         100%
Intermediate Tax Free                            0%                   100%                100%               0%         100%
Colorado Intermediate Tax Free                   0%                   100%                100%               0%         100%
Minnesota Insured Intermediate Tax Free          0%                   100%                100%               0%         100%
Asset Allocation                                42%                    58%                100%              37%           0%
Balanced                                        21%                    79%                100%              28%           0%
Equity Index                                    18%                    82%                100%              87%           0%
Equity Income                                    0%                   100%                100%              78%           0%
Limited Volatility                               0%                   100%                100%              92%           0%
Diversified Growth                               0%                   100%                100%              98%           0%
Stock                                           33%                    67%                100%              51%           0%
Special Equity                                  20%                    80%                100%              25%           0%
Regional Equity                                 78%                    22%                100%              11%           0%
Emerging Growth                                  0%                   100%                100%               5%           0%
Technology                                       0%                   100%                100%               0%           0%
International                                    0%                     0%                  0%               0%           0%


* Items (A) and (B) are based on a percentage of the fund's total distributions.

** Items (D) and (E) are based on a percentage of ordinary income distribution of the portfolio.

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction.

(2) The Real Estate Securities Fund is not shown due to the fact that the tax year end is December 31st.

SHAREHOLDER VOTING RESULTS

A special meeting of shareholders originally called for June 20, 1995 was adjourned until August 7, 1995, at which the shareholders of FAIF voted on a series of proposals (the "Proposals"). Each Proposal and the results of the shareholder meeting are set forth below:

I. Proposal to establish the number of members of the Board of Directors of FAIF at seven and to elect a Board of Directors.

            ROBERT J.
             DAYTON     WELLES B. EASTMAN  IRVING D. FISH  LEONARD W. KEDROWSKI

FOR        116,765,106      116,765,106      116,765,106       116,765,106
Against              0                0                0                 0
Abstain        994,031          944,031          994,031           994,031

              JOSEPH D.
                STRAUSS        VIRGINIA L. STRINGER    GAE B. VEIT

FOR           116,765,106          116,765,106         116,765,106
Against                 0                    0                   0
Abstain           994,031              994,031             994,031


II. Proposal to approve amendment to FAIF's articles of incorporation which would reduce the quorum required to conduct business at shareholder meetings from 30% of all outstanding shares to 10% of all outstanding shares or, in the case of voting by classes or series of shares, such percentages of the applicable classes or series, was to be submitted to all shareholders of the funds represented at the meeting.


          For       105,328,017
          Against     7,554,496
          Abstained   1,490,059
          Broker
          non-votes   3,386,565


There were no other proposals voted on at such meeting.



FIRST AMERICAN FUNDS, INC.
FIRST AMERICAN INVESTMENT FUNDS, INC.
680 East Swedesford Road
Wayne, Pennsylvania 19087

Investment Adviser
FIRST BANK NATIONAL ASSOCIATION
601 Second Avenue South
Minneapolis, Minnesota 55480

Custodian
FIRST TRUST NATIONAL ASSOCIATION
180 East Fifth Street
St. Paul, Minnesota 55101

Administrator
SEI FINANCIAL MANAGEMENT CORPORATION
680 East Swedesford Road
Wayne, Pennsylvania 19087

Transfer Agent
DST SYSTEMS, INC.
210 West Tenth Street
Seventh Floor Tower
Kansas City, Missouri 64105

Distributor
SEI FINANCIAL SERVICES COMPANY
680 East Swedesford Road
Wayne, Pennsylvania 19087

Independent Auditors
KPMG PEAT MARWICK LLP
90 South Seventh Street
Minneapolis, Minnesota 55402

Counsel
DORSEY & WHITNEY P.L.L.P.
220 South Sixth Street
Minneapolis, Minnesota 55402

This report and the financial statements contained herein are submitted for the general information of the shareholders of the corporation. The report is not authorized for distribution to prospective investors in the corporation unless preceded or accompanied by an effective prospectus for each of the Funds included. Shares in the Funds are not deposits or obligations of, or guaranteed or endorsed by, First Bank National Association or any of its affiliates. Such shares are also not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. Investment in the shares involve investment risk including loss of principal amount invested.

                                                                 FAIF-1303 11/95






                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION
                            DATED DECEMBER 18, 1995

                       PROPOSED ACQUISITION OF ASSETS OF

                         LIMITED VOLATILITY STOCK FUND
                         A SEPARATELY MANAGED SERIES OF
                     FIRST AMERICAN INVESTMENT FUNDS, INC.
                            680 EAST SWEDESFORD ROAD
                           WAYNE, PENNSYLVANIA 19087
                                 (800) 637-2548

                        BY AND IN EXCHANGE FOR SHARES OF

                                   STOCK FUND
                         A SEPARATELY MANAGED SERIES OF
                     FIRST AMERICAN INVESTMENT FUNDS, INC.
                            680 EAST SWEDESFORD ROAD
                           WAYNE, PENNSYLVANIA 19087
                                 (800) 637-2548


     This Statement of Additional Information relates to the proposed Agreement and Plan of Reorganization providing for (a) the acquisition of all of the assets and the assumption of all liabilities of Limited Volatility Stock Fund (the "Acquired Fund"), a separately managed series of First American Investment Funds, Inc. ("FAIF") by Stock Fund (the "Acquiring Fund"), a separately managed series of FAIF, in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less the liabilities assumed) of the Acquired Fund and (b) the liquidation of the Acquired Fund and the pro rata distribution of the Acquiring Fund shares to Acquired Fund shareholders. This Statement of Additional Information consists of this cover page and the following documents, each of which is incorporated by reference herein:

     1. Statement of Additional Information of FAIF dated January 31, 1995, containing additional information concerning the Retail Classes and the Institutional Class of both the Acquired Fund and the Acquiring Fund.


     2. Annual report of FAIF for the fiscal year ended September 30, 1995, relating to the Retail Classes and the Institutional Class of the Acquiring Fund and the Acquired Fund.




     This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement dated December 18, 1995 relating to the above-referenced transaction may be obtained without charge by writing or calling the Acquired Fund or the Acquiring Fund at the addresses or telephone numbers noted above. This Statement of Additional Information relates to, and should be read in conjunction with, such Prospectus/Proxy Statement.

     Pursuant to Item 14(a) of Form N-14, pro forma financial statements are omitted from this Statement of Additional Information inasmuch as the net asset value of the Acquired Fund does not exceed ten percent of the Acquiring Fund's net asset value as of the date which is five business days before the filing of the Registration Statement on Form N-14 of which this Statement of Additional Information is a part.



[Note: In the SEC filing package, Item No. 2 referred to above is included in Part A as materials to be delivered with the Prospectus/Proxy Statement. A copy of Item No. 2 also will be delivered to any person requesting the Statement of Additional Information.]








                                     PART C

                               OTHER INFORMATION

ITEM 16.  EXHIBITS.

     1 Articles of Incorporation, as amended and supplemented through January 1995. (Incorporated by reference to Exhibit (1) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

     2 Bylaws, as amended through January 1995. (Incorporated by reference to Exhibit (2) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

     3    Not Applicable.

     4 Agreement and Plan of Reorganization is attached as Exhibit A to the Prospectus/Proxy Statement included in Part A of this Registration Statement on Form N-14.

     5    Not Applicable.

     6 Investment Advisory Agreement dated April 2, 1991, between Registrant and First Bank National Association, as amended and supplemented through August 1994. (Incorporated by reference to Exhibit (5)(a) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

     7(a) Distribution Agreement [Class A and Class C] dated February 10, 1994 between Registrant and SEI Financial Services Company. (Incorporated by reference to Exhibit (6)(a) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

     7(b) Distribution and Service Agreement [Class B] dated August 1, 1994, as amended September 14, 1994 between Registrant and SEI Financial Services Company. (Incorporated by reference to Exhibit (6)(b) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

     7(c) Form of Dealer Agreement. (Incorporated by reference to Exhibit (6)(c) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

     8    Not Applicable.

     9 Custodian Agreement dated September 20, 1993, between Registrant and First Trust National Association, as supplemented through August 1994. (Incorporated by reference to Exhibit (8) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

  (10)(a) Form of Distribution Plan [Class A]. (Incorporated by reference to Exhibit (15)(a) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

  (10)(b) Class B Distribution Plan. (Incorporated by reference to Exhibit
          (15)(b) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

  (10)(c) Service Plan [Class B]. (Incorporated by reference to Exhibit
          (15)(c)) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

  (10)(d) Multiple Class Plan Pursuant to Rule 18f-3. (Incorporated by reference to Exhibit (18) to Post-Effective Amendment No. 23 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

  * 11(a) Opinion and Consent of Dorsey & Whitney P.L.L.P. with respect to the legality of the securities being registered.

  * 11(b) Opinion and Consent of Ober, Kaler, Grimes & Shriver, A
          Professional Corporation, with respect to matters of Maryland law.

  * 12 Opinion and Consent of Dorsey & Whitney P.L.L.P. with respect to tax matters.

    13(a) Administration Agreement dated as of January 1, 1995 between
          Registrant and SEI Financial Management Corporation. (Incorporated by reference to Exhibit (9)(a) to Post-Effective Amendment No. 23 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

    13(b) Transfer Agency Agreement dated as of March 31, 1994, between
          Registrant and Supervised Service Company, Inc. (Incorporated by reference to Exhibit (9)(b) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)


 ** 14    Consent of KPMG Peat Marwick LLP.


    15    Not Applicable.

  * 16    Powers of Attorney of Directors signing the Registration Statement.


 ** 17(a) Rule 24f-2 Election of Registrant.


  * 17(b) Form of Proxy Card.



*  Previously filed.


** Filed herewith.





                                   SIGNATURES

     As required by the Securities Act of 1933, this pre-effective amendment to the registration statement has been signed on behalf of the registrant, in the City of Wayne, Commonwealth of Pennsylvania, on the 20th day of November, 1995.

                                          FIRST AMERICAN INVESTMENT FUNDS, INC.



ATTEST:   /s/ Stephen G. Meyer            By: /s/ David G. Lee
          Stephen G. Meyer                    David G. Lee, President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacity and on the dates indicated.

SIGNATURE                       TITLE                            DATE


/s/ Stephen G. Meyer            Controller (Principal              **
Stephen G. Meyer                Financial and Accounting
                                Officer)

       *                        Director                           **
Robert J. Dayton


       *                        Director                           **
Welles B. Eastman


       *                        Director                           **
Irving D. Fish


       *                        Director                           **
Leonard W. Kedrowski


       *                        Director                           **
Joseph D. Strauss


       *                        Director                           **
Virginia L. Stringer


       *                        Director                           **
Gae B. Veit


* By:  /s/ Kathryn L. Stanton
       Kathryn L. Stanton
       Attorney in Fact

**   November 20, 1995.